UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


09038977

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-04307

Husky Energy Inc.
(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On March 16, 2009, Husky Energy Inc. filed its annual report for the fiscal year ended December 31, 2008 with Canadian securities and regulatory authorities on the System for Electronic Document Analysis and Retrieval. The annual report is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By: 

James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: March 16, 2009

Exhibit A



Husky Energy Inc.
Annual Report 2008

70 Years of Achievement
1938 - 2008

Husky Energy Inc.

Headquartered in Calgary, Alberta, Husky is one of Canada's largest integrated energy and energy-related companies, operating with upstream, midstream and downstream segments.

Husky's upstream operations include the exploration, development and production of crude oil, bitumen and natural gas in Western Canada, offshore Canada's East Coast, the United States, China, Indonesia and Greenland. The Company's midstream operations include heavy oil upgrading, pipeline transportation, storage, processing, power cogeneration, and the marketing of crude oil, natural gas, natural gas liquids, sulphur and petroleum coke. Downstream operations include the refining, distribution and retail marketing of gasoline, aviation fuel, diesel, asphalt, ethanol and related products and services across Canada and in the United States.

Husky Energy Inc. is listed on the Toronto Stock Exchange under the symbol HSE.

Creating Shareholder Value

Husky is a financially disciplined, integrated energy and energy-related company with a consistent record of strong operational and financial performance. Husky provides investors with a top quartile yield and prudent business model which combines quality investment and operational excellence. Management has a proven track record of executing projects on time and on budget, and has positioned the Company to achieve project goals and create shareholder value.

Husky Share Price Performance vs Indices

Husky Energy Inc. commenced trading on the Toronto Stock Exchange in 2000. Financial performance has exceeded the S&P/TSX Energy Index and the S&P/TSX Composite Index.



Husky Share Price: $30.87
at December 31, 2008
Total Shareholder Return since August 2000: 484%
including ordinary and special dividends
Dividends Paid: In excess of $4.8 billion
since August 2000
Market Capitalization: $26.2 billion
at December 31, 2008
900
800
700
600
500
400
300
200
100
$6.50
$30.87
8/28/00
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Husky Energy
S&P/TSX Energy Index
S&P/TSX Composite Index

Husky – Celebrating its 70th Anniversary

Financial Highlights

Year ended December 31	2008	2007
(millions of dollars except where indicated)		
Sales and operating revenues *(Net of royalties)*	**24,701**	15,518
Cash flow from operations	**5,970**	5,426
Per share *(dollars)* – Basic/Diluted	**7.03**	6.39
Net earnings	**3,754**	3,214
Per share *(dollars)* – Basic/Diluted	**4.42**	3.79
Dividends		
Per share *(dollars)* – Ordinary	**1.70**	1.16
Capital expenditures [1]	**4,108**	2,974
Return on average capital employed *(percent)*	**25.0**	25.7
Return on equity *(percent)*	**28.8**	30.2
Debt to capital employed *(percent)*	**12.0**	19.5
Debt to cash flow from operations *(times)*	**0.3**	0.5

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period, the Lima acquisition and the BP joint venture transaction.

Operating Highlights

Year ended December 31	2008	2007
Daily production, before royalties		
Light crude oil & NGL *(mbbls/day)*	**122.9**	138.7
Medium crude oil *(mbbls/day)*	**26.9**	27.1
Heavy crude oil & bitumen *(mbbls/day)*	**107.0**	106.9
Total crude oil & NGL *(mbbls/day)*	**256.8**	272.7
Natural gas *(mmcf/day)*	**594.4**	623.3
Total *(mboe/day)*	**355.9**	376.6
Proved reserves, before royalties [1]		
Light crude oil & NGL *(mmbbls)*	**259**	286
Medium crude oil *(mmbbls)*	**85**	88
Heavy crude oil & bitumen *(mmbbls)*	**187**	275
Natural gas *(bcf)*	**2,190**	2,191
Total *(mmboe)*	**896**	1,014
Upgrader throughput *(mbbls/day)*	**68.1**	61.4
Pipeline throughput *(mbbls/day)*	**507**	501
Light oil sales *(million litres/day)*	**7.9**	8.7
Lima Refinery throughput *(mbbls/day)*	**136.6**	143.8
Toledo Refinery throughput *(mbbls/day, 50% w.i.)*	**60.6**	–
Asphalt Refinery throughput *(mbbls/day)*	**26.1**	25.3
Prince George Refinery throughput *(mbbls/day)*	**10.1**	10.5
Ethanol production *(thousand litres/day)*	**627.2**	324.6

(1) The reserves are based on year-end constant pricing.



REPORT TO SHAREHOLDERS

"We are pleased to report that Husky Energy continued to set new financial records in 2008. The Company remains in a healthy financial position with minimum debt."

Husky reached another milestone in our strategy to build an asset base that provides for future growth and increased shareholder value. For the year, the Company achieved a return on equity of 28.8 percent and is among the top quartile financial performers in our industry.

The Company set records for total sales and operating revenues, net of royalties, of $24.7 billion, net earnings of $3.8 billion and cash flow from operations of $6.0 billion for the year 2008.

During 2008, Husky increased its quarterly dividend per share to shareholders from $0.33 to $0.40 and then to $0.50. Since becoming a public company in 2000, Husky has achieved a total shareholder return of 484 percent.

HIGHLIGHTS

Despite the world economic turmoil and the significant drop in commodity prices in the fourth quarter, the Company still recorded excellent annual results in revenue, earnings and cash flow.

"Husky initiated several major projects that align with the strategy to build an integrated energy company."

Husky initiated several major projects that align with the strategy to build an integrated energy company with assets across the hydrocarbon value chain. Among the achievements was receiving regulatory approval to progress with development on the satellite pool in proximity to the White Rose field, offshore Newfoundland and Labrador.

Net Earnings *($ billions)*



3.75
00
01
02
03
04
05
06
07
08

Cash Flow from Operations *($ billions)*



5.97
00
01
02
03
04
05
06
07
08

The satellite fields North Amethyst and West White Rose were discovered in 2006, with a total estimate of 210 million barrels of proved, probable, and possible reserves. Development of these reserves will help offset natural production declines and extend the production life of the White Rose oil field by another three to five years. Development work on the first satellite expansion at North Amethyst continued in 2008 with first oil expected in late 2009 or early 2010.

The Company's oil and gas production and heavy oil development in Western Canada continue to provide strong cash flow. Husky has extensive landholdings across Western Canada and is one of Canada's largest producers of heavy oil. We have been very successful in increasing the efficiency of recovering oil from mature fields with alkaline surfactant polymer (ASP) flooding and by applying thermal technology to heavy oil production.

"The West Hercules deepwater drilling rig spudded Husky's first appraisal well."

The offshore development and exploration activities in South East Asia are a core focus for the Company. In November, the *West Hercules* deepwater drilling rig spudded Husky's first appraisal well on Block 29/26 at Liwan in the South China Sea about 300 kilometres south east of Hong Kong to evaluate the natural gas discovery made in 2006. Further geological and geophysical work during 2008 identified prospects at the Liwan region which will be drilled in 2009 and 2010.

"The Madura BD Project Plan of Development has been approved by the Indonesian Government."

The Company reached an agreement with China National Offshore Oil Corporation (CNOOC) to jointly develop the Madura BD natural gas and natural gas liquids field, to delineate the MDA Field and to further explore the Madura PSC, offshore East Java, Indonesia. The Madura BD Project Plan of Development was subsequently approved by the Indonesian Government.

To establish an upstream and downstream solution for the production, refining and marketing of bitumen from the Sunrise Oil Sands Project, an agreement was finalized with BP to create an integrated North American oil sands business. Under the agreement Husky traded 50 percent of its Sunrise oil sands holdings for 50 percent of


Sales and Operating Revenues,
Net of Royalties ($ billions)
24.7
00
01
02
03
04
05
06
07
08


Production (mboe/day)
355.9
00
01
02
03
04
05
06
07
08

BP's refinery near Toledo, Ohio, U.S.A. BP will continue to operate the refinery and Husky will operate the Sunrise Oil Sands SAGD (steam assisted gravity drainage) Project.

Studies were undertaken on the reconfiguration of the Lima Refinery in Ohio. The refinery is expected to be retrofitted to process heavier crude oil from Western Canada.

The 130 million litres per year ethanol plant in Minnedosa, Manitoba was officially opened in 2008, doubling Husky's annual production of ethanol and demonstrating Husky's commitment to provide cleaner gasoline to our customers. The throughput capacity of the Minnedosa facility combined with Husky's Lloydminster ethanol plant makes the Company Western Canada's largest ethanol producer.

To reduce costs and streamline efficiency in our heavy oil operations, Husky established a logistics centre in Lloydminster, Alberta. The centre is responsible for managing the Company's transportation carrier services which haul oil and produced water in the Company-owned tank trailers.

CORPORATE RESPONSIBILITY AND SUSTAINABLE DEVELOPMENT

The health and safety of our employees, contractors and the general public, combined with sound environmental stewardship are the core for the Company's corporate values. In working towards this objective, we partner with industry associations, government agencies, academic institutions and organizations in the communities in which we have business operations.

"Health and safety combined with sound environmental stewardship are core values for the Company."

The Company has clear expectations for managing risk and reducing workplace injuries. The Husky Operational Integrity Management System (HOIMS) designs and develops processes to achieve a future state where all hazards and risks associated with operations are identified, and then controlled or eliminated. During 2008, HOIMS focussed on implementing a series of gap assessments across corporate facilities to measure the effectiveness of existing management systems in meeting the Company's objectives, and identifying and implementing improvements.

Debt to Cash Flow Ratio *(times)*


0.3
00
01
02
03
04
05
06
07
08

Total Dividends per Common Share *($)*


1.70
00
01
02
03
04
05
06
07
08

"We value sustainable development which is critical to the long-term success of the Company and all stakeholders."

We value sustainable development which is critical to the long-term success of the Company and all stakeholders. Husky employs a comprehensive community engagement strategy that targets education, promotes health care and supports those initiatives that improve the overall quality of life.

A STRATEGIC OUTLOOK

As global economic and business conditions continue to deteriorate, Husky is well positioned to weather the economic uncertainties and volatile commodity markets. The Company is closely monitoring developments in the oil and gas sector, pursuing opportunities that align with our corporate strategies to reinforce the Company's objective in creating shareholder value.

Husky's 2009 capital program has taken into account the prevailing economic environment and market conditions. The Company has allocated $2.6 billion for exploring and developing the upstream assets, and maintaining infrastructure in the midstream and downstream operations.

During 2009, Husky will focus on the exploration and development of its strategic assets, in particular, those located offshore Canada's East Coast and in South East Asia. In light of the current state of the global markets and the challenges of commodity price volatility, we have reduced capital expenditures on select projects in order to capitalize on growth and acquisition opportunities. As the global economic conditions turn around, we believe Husky will have significant opportunities given its strong financial position.

The milestones achieved by Husky in 2008 are the result of a clear corporate vision, well-executed strategies, a strong asset base, stringent financial discipline, and a skilled and dedicated team of employees. On behalf of Husky's Board of Directors, we offer our most sincere thanks and appreciation.

Victor T. K. Li
Co-Chairman

Canning K. N. Fok
Co-Chairman

John C. S. Lau
President & Chief Executive Officer

February 4, 2009



2008 HUSKY AT A GLANCE

WESTERN CANADA & U.S.A.

- Crude oil and natural gas exploration and production in Alberta, British Columbia, Saskatchewan and the northwest U.S.A.

Strategy

- Explore for natural gas in the foothills and deep basin in Western Canada with increased emphasis on unconventional resource plays
- Explore natural gas potential of Columbia River Basin in U.S.A.
- Increase production with enhanced recovery techniques

2008 Achievements

- Commissioned Crowsnest ASP project
- Commenced development of Gull Lake ASP project
- Acquired a 50% interest in the Columbia River Basin tertiary sand resource play
- Evaluated enhanced oil recovery potential of CO_2 floods

2009 Plans

- Optimize production of oil and natural gas
- Expand and increase production at ASP projects
- Increase tight gas and unconventional resources plays
- Complete drilling of first test well in Columbia River Basin
- Focus on cost control and operational efficiency

HEAVY OIL

- Heavy oil and natural gas production in the Lloydminster area of Alberta and Saskatchewan

Strategy

- Optimize heavy oil production
- Implement technology to improve recovery and increase the value of the resource base

2008 Achievements

- Sustained production volumes
- Achieved record thermal production
- Initiated second cold solvent EOR pilot
- Opened Husky Heavy Oil Logistics Centre
- Worked 1 million hours without a lost-time accident

2009 Plans

- Continue exploitation of primary and thermal properties
- Progress new thermal projects
- Continue piloting of cold solvent EOR processes
- Integrate Tucker to exploit operational and technical synergies
- Focus on cost control and operational efficiency

OIL SANDS

- Oil sands holdings of 2,700 square kilometres with discovered PIIP (petroleum-initially-in-place) of 44.45 billion barrels in Alberta

Strategy

- Grow production by developing and integrating in situ bitumen resources with downstream processing

2008 Achievements

- Finalized joint venture with BP on Sunrise project and Toledo Refinery
- Completed initial site clearing for Sunrise

2009 Plans

- Optimize Sunrise development in preparation for project sanction
- Obtain government and regulatory amendments for the Sunrise project

CANADA'S EAST COAST & GREENLAND

- Crude oil and natural gas exploration and production offshore Newfoundland and Labrador, and offshore Greenland

Strategy

- Maximize the value of the White Rose assets
- Develop satellite oil pools to extend the life of White Rose
- Evaluate development alternatives for natural gas
- Explore for oil and natural gas

2008 Achievements

- Produced 100 millionth barrel of crude oil at White Rose
- Commenced development of North Amethyst
- Acquired 7 exploration parcels
- Acquired 2-D seismic offshore Greenland
- No lost-time incidents in production operations
- Acquired 3-D seismic offshore Newfoundland

2009 Plans

- Maximize production from White Rose and Terra Nova
- Commence production from North Amethyst
- Submit development plan for West White Rose Extension



The semi-submersible rigs Henry Goodrich *and* GSF Grand Banks *drilled wells at the North Amethyst and West White Rose satellite fields in 2008.*

SOUTH EAST ASIA

- Crude oil and natural gas exploration and production offshore China and Indonesia

Strategy

- Create an oil and natural gas business in South East Asia
- Appraise and develop the Liwan natural gas discovery
- Develop the Madura BD field
- Pursue exploration and development opportunities

2008 Achievements

- Spudded first appraisal well at Liwan in South China Sea
- Advanced pre-FEED studies for Liwan development
- Awarded PSC for North Sumbawa, offshore Indonesia
- Partnered with CNOOC in Madura Strait PSC

2009 Plans

- Drill several appraisal and exploration wells at Liwan
- Submit Liwan development plan
- Drill two wells on Yinggehai blocks
- Drill shallow well near the Wenchang field
- Obtain Madura PSC Extension
- Complete FEED for Madura BD Field
- Drill two wells on East Bawean II

MIDSTREAM

- Heavy oil upgrading, transportation, storage and marketing of oil, natural gas, natural gas liquids, sulphur and petroleum coke.
- Power cogeneration

Strategy

- Increase heavy oil processing capacity
- Increase production of low-sulphur off-road diesel
- Optimize crude oil pipeline capacity
- Grow commodity marketing business

2008 Achievements

- Completed main pipeline expansion between Lloydminster and Hardisty
- Increased commodity marketing volumes to 1.1 mmboe/day
- Achieved record Upgrader throughput
- Worked 6 million hours without a lost-time injury at Upgrader

2009 Plans

- Increase managed commodity marketing volumes
- Manage commodity sales and credit exposure
- Maximize facility throughput
- Identify the optimal midstream solution for Sunrise

CANADA REFINING & MARKETING

- Refining and marketing of crude oil and related products in Canada

Strategy

- Increase asphalt sales
- Maintain ethanol leadership
- Optimize product supply costs
- Upgrade retail facilities to increase ancillary sales

2008 Achievements

- Opened 130 million litres per year ethanol plant at Minnedosa, MB
- Prince George Refinery set monthly production record

2009 Plans

- Integrate grain purchasing functions at ethanol plants
- Expand marketing of third-party ethanol
- Focus on cost control and operational efficiency

U.S.A. REFINING & MARKETING

- Refining crude oil and marketing of gasoline, diesel, jet fuel and related products

Strategy

- Reconfigure Toledo Refinery to process bitumen
- Reconfigure Lima Refinery to process heavier feedstocks
- Optimize U.S. product sales

2008 Achievements

- Established marketing office in Columbus, OH
- Finalized integrated oil sands/refining joint venture with BP
- Defined repositioning project for Lima Refinery
- Achieved 4.6 million hours without a lost-time injury by Lima Refinery contractors

2009 Plans

- Define optimal repositioning for Toledo Refinery
- Commence construction of central control building at Lima Refinery
- Integrate production from Lima Refinery with Canadian retail marketing
- Optimize retail marketing distribution infrastructure
- Focus on cost control and operational efficiency


HUSKY
GASOLINE

1938 – 1947


HUSKY

1947 – 1960


HUSKY

1960 – 1975

1978

NOVA Corporation (formerly known as Alberta Gas Trunk Line) gained control of Husky.

1979

Husky's sales exceeded $1 billion for the first time.

1980



1981

Husky began exploration in the Beaufort Sea and offshore Canada's East Coast where it commissioned two drilling rigs.



1983

Husky opened a new 25 mbbls/day refinery in Lloydminster.

1984

Husky sold its U.S. assets including service stations.

1986

Husky curtailed operations and sold assets when oil dropped below $10 a barrel.

1987

Husky pursued private ownership with Hong Kong investor Li Ka-shing.

1989

Husky acquired Canterra Energy.

1990

1991

Hutchison Whampoa and Li Ka-shing became Husky's majority shareholders.

1992

Mr. Lau appointed Executive Vice President of Husky Oil.

The Bi-Provincial Upgrader officially opened, a joint venture with Husky and the governments of Canada, Alberta and Saskatchewan.

1993

Mr. Lau appointed Chief Executive Officer.

1995

Husky acquired Norcen interests in the White Rose and Terra Nova fields.

Husky and the Saskatchewan Government acquired Bi-Provincial Upgrader (50/50).

1996

Husky and China National Petroleum Corporation (CNPC) signed a memorandum of understanding and entered into a joint venture incremental production project (EOR) in China.

Husky celebrated 50 years of operation in the Lloydminster area.

Husky acquired 30 service stations from Gasland Oil Ltd.

1997

Husky announced a joint venture oil exploration agreement offshore China with China National Offshore Oil Corporation (CNOOC).


Husky
CNOOC

1998

Husky opened a regional office in St. John's, Newfoundland.

Husky acquired the remaining 50 percent ownership in the Bi-Provincial Upgrader at Lloydminster, Saskatchewan.

1968

39,000 boe/day

1991

101,000 boe/day



MESSAGE FROM
PRESIDENT & CHIEF EXECUTIVE OFFICER

"The guiding principles I have focussed on during my many 'turn-arounds' are vision, commitment and leadership. These three basic principles are built on a solid foundation of integrity and social conscience."

Husky celebrated its 70th anniversary in 2008. As highlighted in this report, it is my pleasure to present you with Husky's accomplishments during my tenure as the President & Chief Executive Officer of the Company. The Company has had a history of creating value for our shareholders, delivering operational excellence and positioning for future growth. Our history has not been without challenges; but our performance has been unparalleled. Husky's vision and strategic planning ahead of the market cycle makes Husky a remarkable success story.

THE FOUNDATION

Husky's corporate culture has developed over the past 70 years and is stronger today than ever. The quality of the people, a well defined value system and the ability to forge partnerships based on trust and respect are demonstrated and practiced throughout the Company. These characteristics are essential to establish a driving force and quality asset base to move the Company forward.

THE VISION

As the President & Chief Executive Officer, I believe it is important to ensure that the Company has financial health, is a sustainable organization in terms of asset base and succession plans, and ultimately creates value for our shareholders. To achieve this objective, my management team and I have developed a clear vision for the Company's short, medium and long-term road map.

For the short term, the priorities were to establish financial discipline, pay down debt, and optimize value from the Western Canadian assets. In the medium term, the Company would focus on a reverse takeover of a publicly-traded company, maximize commercial value from our heavy oil business by acquiring our partners' interests in the heavy oil upgrader and securing exploration leases offshore Canada's East Coast. Implementation of a diversity policy was a major corporate initiative to enhance the Company's corporate culture.

HUSKY 1938 – 2008

1938


HUSKY

1938

The Husky Refining Company was incorporated in Cody, Wyoming, U.S.A.

1940

1941

When the U.S. entered World War II, demand escalated for Husky's bunker fuel for U.S. Navy ships.

1946

Husky moved the Riverton, Wyoming, refinery to Lloydminster, Alberta, Canada to process heavy oil into asphalt and bunker fuel.

1947

Husky opened the Lloydminster refinery.

1949

The first Husky common shares were issued to the public in Canada.

1950



1952

The first offering of Husky common shares was made in the United States.

1953

Husky's Canadian operations were incorporated under the name Husky Oil Ltd. with shares issued in both Canada and the United States.

1954

After buying a refinery in Moose Jaw, Saskatchewan, Husky moved into Ontario with the purchase of a small refinery and a string of retail outlets.

1956

Husky purchased a bunker oil ship to fuel ships on the Great Lakes.

1960

1960

Husky Oil acquired the outstanding shares of the U.S. Company.

1967

To honour Canada's Centennial, the Company built the 191-metre Husky Tower, which was later sold and renamed the Calgary Tower.

Husky purchased the refining and marketing assets of The Frontier Refining Company. The two Frontier refineries brought Husky's refining capacity to 45.8 mbbls/day and retail outlet network to 1,223 outlets in the U.S. and 408 outlets in Canada.

1970



1973

Husky began exploration of the Athabasca oil sands.



1976

Husky bought the marketing and refining assets of Union Oil Company including the Prince George refinery and 110 service stations.

Husky started flying large Canadian flags at its Canadian retail outlets.

1938

600 boe/day

1958

11,000 boe/day

2004

Husky received regulatory approval and sanctioned the construction of the Tucker Oil Sands Project.

The Company acquired 68.7 percent working interest from its partner in the Madura BD and MDA natural gas fields, offshore Indonesia.

Oil and Gas Investor magazine awarded Husky Mergers & Acquisitions Deal of the Year for the Company's acquisition of Marathon Oil's Western Canadian assets.

Husky announced construction of a 130 million litres per year ethanol plant in Lloydminster, Saskatchewan.

Calgary Board of Education presented the Company with the Lighthouse Award.

SeaRose FSPO, built by Samsung Heavy Industries Co. Ltd., arrived in Newfoundland for final assembly and commissioning.



2005

First oil was produced at the White Rose oil field ahead of schedule and on budget.

Husky received the Clearsight Wealth Management Friend of Education Award for outstanding service or commitment to post-secondary or independent school education.

The Canadian Red Cross recognized Husky and its employees for their generosity and contributions for aid to victims of the South East Asia tsunami disaster.

2006

Husky acquired remaining working interest in the Madura BD and MDA fields offshore Indonesia.

Construction on Husky's Tucker project was completed on schedule and under budget.

Production capacity at White Rose reached 125 mbbls/day, ahead of schedule.

Husky made a significant natural gas discovery at Liwan in the South China Sea.

The Lloydminster Ethanol Plant which has an annual production capacity of 130 million litres was commissioned.

The Tucker Oil Sands Project – Central Processing was named Alberta's Top Industrial Project for 2006 by Alberta Construction Magazine.

Husky was honoured as a Champion of Public Education in Canada by The Learning Partnership.

2007

Husky purchased the 160 mbbls/day Lima Refinery, in Lima Ohio, U.S.A.

Husky was again named Producer of the Year by Oilweek magazine.


oilweek
PRODUCER
OF THE YEAR
SUPPLIER
OF THE YEAR

Husky established Husky Logistics to haul heavy oil and salt water from field operations to increase operational efficiencies and reduce transportation costs.

Throughput capacity at the Lloydminster Upgrader was expanded to 82 mbbls/day.

Husky acquired three exploration blocks offshore Greenland.

2008

Husky and BP agreed to create an integrated refining and oil sands business.

The Company acquired exploration lands in the Columbia River Basin, in Washington and Oregon, U.S.A.

Husky joint ventured with CNOOC to develop the Madura BD gas field.

The new 130 million litres per year Minnedosa Ethanol Plant was commissioned.

Husky commenced development of the North Amethyst project.

The *GSF Grand Banks* began drilling the Mizzen prospect in the Flemish Pash, offshore Canada's East Coast.

The *West Hercules* deepwater sea rig spudded the first appraisal well at Liwan in the South China Sea.


2008

2005

315,000 boe/day

2008

356,000 boe/day

Our long-term goal would be to develop and execute three strategic initiatives to turn the Company into one of Canada's pre-eminent oil and natural gas producers by:

- developing Husky's resource holdings offshore Canada's East Coast,
- seeking opportunities in emerging markets where demand for new energy resources is growing, and
- developing an integrated solution to capture oil sands potential and investing in the value chain, from production through to marketing.

A LEGACY

Since 1993, we have achieved many established goals and objectives. Husky has now become a publicly-traded company growing in value from $350 million to one of Canada's largest integrated energy companies with a market value exceeding $26 billion with operations in Canada, the United States, Greenland, China and Indonesia.

Today, Husky is the most active oil and gas company offshore Canada's East Coast. We have a significant position in the Alberta oil sands with more than 44 billion barrels of discovered petroleum-initially-in-place (100 percent working interest). We own extensive land and lease holdings in Western Canada in both conventional and heavy oil assets, with significant throughput capacity at the heavy oil upgrader. We have become a fully-integrated energy and energy-related company in North America with the acquisition of the refinery in Lima, Ohio, and 50 percent ownership interest in the refinery in Toledo, Ohio.

The Company has built a strategic position in South East Asia and has become the largest foreign holder of exploration and development acreage offshore China. We also hold exploration and development acreage offshore Indonesia. The China and Indonesia positions offer great promise and are in proximity to the largest and fastest growing energy demand markets in the world.

SUSTAINABLE PRACTICES

Husky is part of a massive global energy industry with strong and sustainable opportunities. The oil and gas business is a long-term, capital-intensive industry that must withstand the ups and downs of the global economic environment and commodity price cycle.

Health and safety is of paramount importance to Husky. We focus on sustainable development and environmental stewardship without compromising the needs of our stakeholders and the prospects of our future generations.

During the past eight years we have advanced several strategies to support our commitment to maintaining an ecological balance, including a strong emphasis on safety, reclaiming work sites and managing greenhouse gas emissions.

Husky respects the values and traditions of the Aboriginal communities. A corporate Aboriginal Affairs team has been established to foster positive relationships with First Nations communities and ensure that effective consultation and cooperation is established during the planning, development and operation phases.

One of Husky's major priorities is to develop a more diverse and inclusive workforce with representation from the communities where we operate. Employees are Husky's greatest asset. The skills, education and experience they bring to Husky have helped create our reputation as an innovative and responsible corporate citizen in the oil and gas industry.

LOOKING TO THE FUTURE

Delivering consistent high performance is an ongoing journey for any organization. Husky will continue to apply the principles and values which have guided us in achieving our corporate objectives, while focussing on financial discipline, project execution, responsible resource stewardship and employee diversity.

As Husky sets course to navigate through this troubled period, I have confidence that as the global economic conditions improve, Husky will take advantage of opportunities and continue to maximize shareholder value.



John C. S. Lau
President & Chief Executive Officer

February 4, 2009


1975 - 1979


1979 - Present



The Company acquired Mohawk Canada and its ethanol plant at Minnedosa, Manitoba.

The Financial Times of London and Price Waterhouse Coopers named Husky as one of the World's Most Respected Companies in the energy and chemical industry.

Husky purchased East Coast properties from Talisman Energy Inc. and Gulf Canada Resources Ltd.

Additional interests in the White Rose Field were acquired from Denison Mines Ltd (4%) and Norsk Hydro (7.5%).

1999

Commissioned the Meridian Cogeneration Plant which generated thermal energy for the Upgrader and marketed electricity to the Saskatchewan power grid.

2000



2000

Husky acquired Renaissance Energy and became a publicly-listed company on the Toronto Stock Exchange.

Mr. Lau appointed President & Chief Executive Officer.

The Company signed an agreement with China National Offshore Oil Corporation (CNOOC) to jointly develop the Wenchang oil field in China.

Husky's Terra Nova Finance Bond Issue was recognized by the Project Finance magazine as the North American Oil and Gas Deal of the Year.



2001

The Wenchang floating, production, storage and offloading (FPSO) vessel was launched.

Husky was named as one of Canada's Top 100 Employers by MediaCorp.

Husky filed the White Rose Development Plan.

Husky acquired Avid Oil and Gas and Titanium Oil and Gas.



2002

Oil production commenced at Terra Nova, offshore Canada's East Coast; and Wenchang, offshore China.

Husky Energy was named Producer of the Year by Oilweek magazine.

2003

Husky acquired Marathon Canada Limited and the Western Canadian assets of U.S.-based Marathon Oil.

Canadian Business magazine named Husky as one of Canada's top 75 companies.

Husky announced a $2 million endowment to establish the Husky Energy Chair in Oil and Gas Research at Memorial University, Newfoundland.

1998
108,000 boe/day

2000
177,000 boe/day



WESTERN CANADA & U.S.A.

Crude oil and natural gas exploration and production in Alberta, British Columbia, Saskatchewan and the northwest U.S.A.

To optimize value, Husky developed assets in close proximity and with access to existing infrastructure in core areas of Western Canada. Exploration targeted the foothills, deep basin and northern regions, and the development of a number of resource plays including tight gas and coal bed methane. Leading-edge technology, including advanced water floods, alkaline surfactant polymer (ASP) floods, horizontal drilling and multiple-well fracturing programs, was extensively deployed to access significant volumes of hydrocarbons not previously recoverable.

PRODUCTION

Husky's production activities targeted high netback oil in southern Saskatchewan and eastern Alberta with 682 infill and stepout wells. The Company increased tight gas production in the Ansell, Galloway and greater Bivouac areas of northwest Alberta and northeast British Columbia. The Company developed a production growth plan for Bivouac and South Bivouac, and modified facilities and completed well tie ins at Federal in northeastern B.C. and Ansell in West Central Alberta.

Husky expanded the use of enhanced oil recovery (EOR) techniques in Western Canada following the successful application of ASP floods in the Etzikom and Warner fields. Encouraged by the performance of the ASP projects, Husky started construction of the Gull Lake North ASP project in Saskatchewan.


Pump jacks at Hussar, Alberta.


Husky has a working interest in four wells in the Bullmoose/Grizzly Valley region of northeastern British Columbia.

EXPLORATION

Husky explored high impact opportunities in British Columbia and intermediate depth opportunities in Alberta. The Company created an unconventional resource play exploration team to maximize the value of existing assets, as well as identify and capture new opportunities.

In September, Husky acquired a 50 percent working interest in 3,400 square kilometres of net leasehold ownership and wells in the Columbia River Basin, located in southeast Washington and northeast Oregon, in the U.S.A. The basin is characterized by over-pressured, tight gas sand formations that lie below a layer of basalt.


Fort McMurray
Lloydminster
Calgary
Columbia River Basin

WESTERN CANADA CONVENTIONAL OIL & GAS

- *Average working interest: 77%*
- *2008 average daily production:*
  - *Light oil and NGL: 24.6 mbbls/day*
  - *Medium oil: 26.9 mbbls/day*
  - *Natural gas: 594.4 mmcf/day*
- *Proved plus probable natural gas reserves: 2,648 bcf*
- *Proved plus probable oil and NGL reserves: 294.3 mmbbls*
- *Net oil and gas landholdings: 29,338 sq kms*

OUTLOOK

- *Focus on generating high netback opportunities for new oil pools and enhanced oil recovery technologies.*
- *Capture new natural gas resource plays for future development.*
- *Focus on increasing capital efficiency and reducing operating costs.*
- *Implement HOIMS to enhance health, safety and environmental performance.*



HEAVY OIL

Heavy oil production, primarily in the Lloydminster area of Alberta and Saskatchewan

Husky's heavy oil operation produced 104.3 mbbls/day of heavy crude oil in 2008, 88 percent from the Lloydminster area of Alberta and Saskatchewan. Of that amount, 80 percent was derived from CHOPS (cold heavy oil production with sand) technology and 20 percent from thermal recovery projects employing steam assisted gravity drainage (SAGD) technology. Husky's heavy oil production is upgraded at the Lloydminster Upgrader, used as feedstock at the Lloydminster Asphalt Refinery, or sold into the market.

Husky is a significant landholder in the Lloydminster area with 8,045 square kilometres of leasehold lands and more than 3,200 producing wells. Discovered PIIP is 9.3 billion barrels of which approximately seven percent has been recovered to date.

DEVELOPMENT

Husky's heavy oil strategy in Lloydminster consists of utilizing CHOPS to optimize production and offset declines. The use of enhanced recovery technology is playing an increasingly important role in sustaining production and increasing ultimate reservoir recovery. Husky has a track record of success with thermal production projects, as well as new EOR pilot projects using cold solvent injection.

During the year, 532 oil and natural gas wells were drilled in the Lloydminster area, including 92 wells in thermal project expansions. Engineering design work progressed on the Pikes Peak South thermal expansion project, while the Company's first solvent EOR pilot yielded excellent technical results and incremental recovery rates. Construction of the second solvent EOR pilot was completed.


An employee monitors flow at the Landrose Oil Battery in Alberta.


Pikes Peak, Saskatchewan, is a steam-assisted in-situ enhanced oil recovery plant.

The solvent changes the viscosity of heavy oil and energizes the reservoir, making the oil easier to move. This method has the potential to significantly increase recovery in pools currently considered fully depleted.

OPERATING EFFICIENCY

The Husky Heavy Oil Logistics Centre was officially opened in Lloydminster to service the Company's fluid hauling business. Husky Logistics handles two million barrels of fluid per month and creates cost efficiencies.

The successful introduction of a wireless control and communications system for remote production locations has resulted in increased production, better information flow and more efficient use of employee time.


Alberta
Sask
Calgary
Bolney/Celtic
Pikes Peak
Lloydminster Refinery
Lloydminster Upgrader
Lloydminster
Husky Leases

HEAVY OIL ASSETS

- *Large resource base*
- *Average working interest: 95%*
- *2008 average production: 104.3 mbbls/day*
- *Proved plus probable reserves: 254.7 mmbbls*
- *Landholdings:*
  - *Lloydminster: 8,045 sq kms*
  - *McMullen: 495 sq kms*

OUTLOOK

- *Mitigate production decline through exploitation of CHOPS.*
- *Pace thermal project development with product price.*
- *Field test new enhanced oil recovery processes.*
- *Focus on controlling operating and capital costs.*
- *Integrate HOIMS' gap analysis results to enhance health, safety and environmental performance.*
- *Integrate Tucker with Heavy Oil operations and exploit operational and technical synergies.*



OIL SANDS

Oil sands holdings of 2,700 square kilometres with discovered PIIP of more than 44 billion barrels in Alberta

Husky's oil sands business builds on 70 years of experience in producing, upgrading and refining heavy oil. The Company continued to develop its integrated business in 2008, leveraging upgrading and refining capacity and knowledge, and extensive pipeline and terminal infrastructure connected to major export pipelines.

A major highlight of the year was the signing of several agreements whereby Husky operates the Sunrise Oil Sands Project in Alberta, Canada, and BP operates the Toledo refinery in Ohio, U.S.A. With plans to upgrade the refinery to handle more heavy oil and bitumen, the joint ventures formed an integrated North American oil sands business.

To fully exploit synergies with Husky's other working thermal operations and within the upstream and downstream integration focus, the Tucker, Caribou and Saleski oil sands projects were consolidated with the Heavy Oil Business Unit in early 2009.

TUCKER

The Tucker project, northwest of Cold Lake, Alberta, consists of bitumen resources from the Clearwater formation.

Husky initiated production from the first 32 well pairs in 2006. Production growth was less than expected due to original commissioning issues and well performance in steam assisted gravity drainage (SAGD) mode.

During the year, eight new well pairs, drilled in a zone of higher oil saturation, were placed in production. Initial production from those wells showed improvement.



Husky has a 50 percent interest in the Toledo, Ohio, refinery.



Husky has a 100 percent working interest in the Tucker Project, Alberta.


Peace River Deposit
Athabasca Deposit
Cold Lake Deposit
Lloydminster Upgrader
Ft. McMurray
Cold Lake
Calgary
Sunrise
Saleski
Caribou
Tucker

SUNRISE

Located northeast of Fort McMurray, Alberta, the Sunrise lease is a world class bitumen deposit in the McMurray formation with estimated total probable and possible reserves of 1.85 billion barrels. The Company plans to develop Sunrise in three phases. Husky extended the current front end engineering and design (FEED) with a review of the facility design to optimize the development of the project's first phase.

CARIBOU AND SALESKI

Reflecting current economic conditions, work on the Caribou and Saleski projects was significantly reduced in the last quarter of 2008. The projects represent good long-term growth opportunities. Discovered PIIP at Caribou is 2.5 billion barrels and at Saleski is more than 32 billion barrels.

TUCKER

- *Working interest: 100%*

SUNRISE

- *Working interest: 50% in the three primary leases (partnership with BP)*
- *Peak production: estimated at 100 mbbls/day (w.i.)*
- *1.85 billion barrels (reserves, w.i.)*
  - *1.01 billion barrels probable*
  - *0.84 billion barrels possible*

CARIBOU

- *Working interest: 100%*

SALESKI

- *Working interest: 100%*

OUTLOOK

- *Optimize Sunrise project and prepare for sanction.*
- *Obtain government and regulatory amendments for Sunrise.*



CANADA'S EAST COAST & GREENLAND

Crude oil and natural gas exploration and production offshore Newfoundland and Labrador, and offshore Greenland

Husky's business on the East Coast of Canada represents a strong growth area for the Company. The region maintained exemplary safety performance while efficiently managing a 16-day maintenance turnaround at the *SeaRose FPSO* (floating production, storage and offloading vessel); and overcoming severe ice pack conditions to achieve 73.2 mbbls/day (Husky w.i.) of oil production from the White Rose facility.

The White Rose field, 350 kilometres southeast of St. John's, Newfoundland and Labrador, produced its 100 millionth barrel (100 percent working interest) of crude oil in August and had produced 114 million barrels by the end of the year.

WHITE ROSE AND SATELLITE DEVELOPMENT AREA

During the year, the Company received regulatory approval on the North Amethyst development near the White Rose oil field. The semi-submersible drilling rig *Henry Goodrich* completed delineation wells at the North Amethyst and West White Rose satellite fields. North Amethyst, the first of three satellite oil pools to be developed, is estimated to contain approximately 90 mmbbls of reserves, with 28 mmbbls proved, and 42 mmbbls probable and 20 mmbbls possible. Husky plans to develop this and other nearby oil pools through a series of subsea tie backs to the *SeaRose FPSO*.

New 3-D seismic was acquired and a further delineation well drilled at West White Rose which is estimated to contain 120 mmbbls of reserves, 20 mmbbls probable and 100 mmbbls possible.

TERRA NOVA

At the Terra Nova field, production was 12.9 mbbls/day net for Husky. Additional seismic data was acquired to optimize the development of the full field, and Husky assembled a team to manage the working interest redetermination process.




Greenland
Husky
Blocks


Canada
White Rose
Terra Nova
Jeanne d'Arc Basin

DRILLING AND EXPLORATION

Husky contracted the semi-submersible drilling rig *GSF Grand Banks* for three years. In July, Husky participated in a rig consortium to use the mobile semi-submersible drilling unit *Henry Goodrich*. Husky used the first two drilling slots for delineation wells at North Amethyst and West White Rose. The rig began drilling the Mizzen prospect in the Flemish Pass (Husky 35 percent) in late 2008.

Husky acquired new 3-D seismic over five exploration blocks in the Jeanne D'Arc Basin.

GREENLAND

Husky holds interests in three licenses – Blocks 5, 6 and 7 – totalling 35,000 square kilometres offshore western Greenland. Husky acquired 7,000 kilometres of 2-D seismic over Blocks 5 and 7, and has access to 3,000 kilometres of 2-D seismic over Block 6. In addition, 23,280 square kilometres of high-resolution aero-magnetic and gravity data were acquired.

CANADA'S EAST COAST

- *Working interest:*
  - *White Rose core development: 72.5%*
  - *White Rose satellite tiebacks: 68.875%*
  - *Terra Nova: 12.51%*
- *2008 White Rose production: 73.2 mbbls/day (72.5% working interest)*
- *Proved plus probable oil reserves: 168.1 mmbbls*

HOLDINGS

- *Significant discovery areas: 22*
- *Exploration Licenses: 17*
- *Production Licenses: 6*
- *Exploration area: over 15,000 sq kms*

OUTLOOK

White Rose
- *Commence production from North Amethyst.*
- *Progress engineering and submit development application for West White Rose.*
- *Evaluate development alternatives for natural gas.*

Terra Nova
- *Analyze 3-D seismic data to optimize field development.*
- *Progress interest redetermination work.*

Exploration
- *Process and analyze 3-D seismic data.*
- *Drill one to two exploration wells.*
- *Continue implementation of HOIMS to further enhance health, safety and environmental performance.*

GREENLAND HOLDINGS

Blocks 5 & 7
- *Working interest: 87.5%*
- *Area: 21,067 sq kms*

Block 6
- *Working interest: 43.75%*
- *Area: 13,213 sq kms*

OUTLOOK

- *Acquire 1,000 sq kms of 3-D seismic over Block 7.*



SOUTH EAST ASIA

Crude oil and natural gas exploration and production offshore China and Indonesia

The November arrival of the *West Hercules* deepwater drilling rig and the spudding of the first appraisal well on Block 29/26 in the Liwan 3-1 natural gas field, South China Sea, marked a major milestone for the Company. Husky's international operations hold great potential for the Company's future, and the Liwan discovery, with a contingent resource estimated at 4 to 6 trillion cubic feet of natural gas, is a major asset.

Production from the Wenchang oil field in the Pearl River Mouth Basin, combined with other holdings offshore China and the production potential from the Madura gas development offshore Indonesia, provides Husky with a solid foundation for growth.

CHINA

In the South China Sea, Husky optimized production at the Wenchang oil field through infill drilling, tie-back opportunities and improved efficiency.

Husky acquired Block 63/05 in the Qiongdongnan Basin approximately 100 kilometres south of Hainan Island. This 1,800 square kilometre exploration block has water depths less than 120 metres. The acquisition is close to existing and expanding markets and further augmented Husky's strong land holding position in the South China Sea.


CHINA
04/35
63/05
39/05
35/18
Hong Kong
29/06
29/26
50/14
Wenchang
13-1 & 13-2
Oil Fields
Bawean PSC
BD Gas Field
Madura PSC
North Sumbawa II
INDONESIA

The West Hercules deepwater drill rig at the Liwan field, South China Sea.



The West Hercules spudded the first delineation well at the Liwan natural gas discovery in November.

INDONESIA

Husky reached an agreement with CNOOC to jointly develop the Madura BD field, and further explore the Madura Strait PSC. CNOOC acquired a 50 percent equity interest in Husky Oil (Madura) Ltd., which holds a 100 percent interest in the Madura Strait Production Sharing Contract (PSC). The PSC covers 2,795 square kilometres of exploration area.

Husky secured a 100 percent working interest in the 5,000 square kilometre North Sumbawa II Block, located about 450 kilometres east of the Madura Strait holdings in the East Java Sea.

In the East Bawean II Block, Husky selected locations for two wells to be drilled in mid-2009. A contract was signed for the *Transocean Adriatic XI* drilling rig.

CHINA

Wenchang
- *Working interest: 40%*
- *2008 average production: 12.2 mbbls/day*

Liwan 3-1 Discovery
- *Working interest: 49% with CNOOC back-in election*
- *Contingent resource: 4 to 6 tcf of natural gas in area (100% working interest)*

Exploration Blocks
- *Exploration blocks: seven*
- *Area: South and East China Seas 31,000 sq kms*

INDONESIA

Madura BD Field – Madura Strait
- *Working interest: 50%*
- *Probable reserves:*
  - *Natural gas: 258 bcf*
  - *Liquids: 11 mmbbls*
- *Production estimate: 50 mmcf/day plus 3 mbbls/day of natural gas liquids*
- *First production: 2012*

Exploration Blocks: Madura MDA Field – Madura Strait
- *Working interest: 50%*
- *Contingent resource: 127 bcf*

East Bawean II – East Java Sea
- *Area: 4,255 sq kms*
- *Working interest: 100%*

North Sumbawa II Block – East Java Sea
- *Area: 5,058 sq kms*
- *Working interest: 100%*

OUTLOOK

China
- *Maintain production levels at Wenchang through increased efficiency.*
- *Pursue active drilling program in Liwan.*
- *Submit Liwan development plan in 2009.*
- *Continue exploration drilling of existing holdings.*
- *Prepare for seismic program in Block 63/05.*
- *Expand exploration into adjacent basins.*

Indonesia
- *Secure extension of the Madura PSC.*
- *Complete front end engineering for the Madura BD development.*
- *Drill two exploration wells in the East Bawean II Block.*
- *Prepare for 2-D seismic in North Sumbawa II.*



MIDSTREAM

The heavy oil upgrader, pipelines, commodity marketing, crude oil and natural gas storage and power generation

Midstream manages the value chain from processing through to refining and marketing, giving Husky flexibility and reducing financial volatility.

Husky's U.S. downstream strategy was strengthened in 2008 by establishing an office in Columbus, Ohio, to market production from Husky's Lima Refinery as well as other products.

UPGRADER

The Lloydminster Upgrader is key to Husky's heavy oil infrastructure. It is near the Company's heavy oil fields, transportation network and Tucker Oil Sands Project. The Upgrader processes heavy oil feedstock into premium-quality synthetic crude oil for refiners.

The Upgrader increased throughput capacity to 82 mbbls/day and grew low-sulphur diesel production to more than 5.3 mbbls/day.

Employees at the Upgrader achieved more than six million working hours without a lost-time accident.

FACILITIES AND NEW VENTURES

Expansion of Husky's mainline pipeline between Lloydminster and Hardisty was completed in 2008 to increase volumes carried for Husky and third-party owners and reduce energy costs. The Hardisty terminal which blends various crude oil streams for Husky and third parties, handled 25 percent of Canada's total oil exports to the United States. In total, Husky has 39.4 billion cubic feet of owned and contracted natural gas storage capacity.

Additional midstream assets include a 50 percent interest in a 21.5-megawatt cogeneration facility at Lloydminster and a 90-megawatt cogeneration plant at Rainbow Lake, Alberta.

Husky's Lloydminster Pipeline Integrity group achieved five years without a recordable incident, and the Pipeline Operations group achieved more than 19 years without a lost-time accident.



The Lloydminster Upgrader is core to the Company's heavy oil infrastructure.



The Upgrader achieved six million working hours without an employee lost-time accident.



Alberta
Sask
Calgary
Lloydminster
Tucker Interconnection
Lloydminster Upgrader
Husky's Pipeline System
Hardisty Terminal and
Western Canada Select Blending

COMMODITY MARKETING

Commodity marketing aggregates supplies, transports, brands, stores, prices, sells and administers proprietary and third-party crude oil, natural gas, natural gas liquids, sulphur and petroleum coke. The Company marketed in excess of 1.1 mmbbls/boe during the year.

Commodity marketing supplies crude oil to the Lima Refinery and markets crude oil production from Husky's East Coast and South China Sea operations. Husky has established a marketing group to handle commercial arrangements relating to the development of the Liwan natural gas field.

FACILITIES

- *Upgrader throughput: 68.1 mbbls/day*
- *Pipeline system: 2,000 km*
- *Pipeline throughput: 475 mbbls*
- *Natural gas storage: 39.6 bcf*
  - *Hussar, AB: 100% interest: 17.2 bcf*
  - *East Cantuar, SK: 50% interest in 5.3 bcf*
  - *Contracted: 17.1 bcf*
- *Cogeneration*
  - *Lloydminster, SK: 50% ownership interest in 215 MW*
  - *Rainbow Lake, AB: 50% ownership interest in 90 MW*
- *Hardisty pipeline terminal: 430 mbbls/day*

OUTLOOK

- *Identify optimal midstream solution for Sunrise*
- *Finalize East Coast crude oil transportation arrangement to replace existing agreement.*
- *Deploy carbon strategy, including participation with industry, to identify sources, infrastructure, capture and EOR initiatives.*
- *Close HOIMS-identified gaps to enhance health, safety and environmental performance.*


L12

DOWNSTREAM

Downstream includes refining and marketing of crude oil and related products including gasoline, diesel and ethanol in Canada, and refining and marketing of crude oil, gasoline, diesel, jet fuel and related products in the U.S.A.

Sustained growth in sales from retail operations continued to make Husky's refined products operations a core business unit. An agreement involving BP's Toledo Refinery and the Sunrise Oil Sands Project was finalized. Opening of the Minnedosa, Manitoba, ethanol plant made Husky the largest ethanol producer in Western Canada.

REFINERIES

Lima, Ohio

At the Lima Refinery, the conversion to Husky business systems was completed. The refinery produces gasoline, diesel and aviation fuels to meet U.S. clean fuel standards. An engineering evaluation has been completed to determine the reconfiguration of the refinery necessary to process heavier crude oil feedstocks from Western Canada operations. Refinery products were sold through Husky's newly established U.S. marketing office based in Columbus, Ohio.

In April, contractors at the refinery achieved 4.6 million hours (four years) worked without a lost-time injury.

Toledo, Ohio

Agreements between Husky and BP were finalized, creating an integrated North American oil sands business. Work continued on the installation of a 42 mbbls/day continuous catalyst regeneration system designed to improve profitability and reduce the environmental footprint.

Prince George, British Columbia

Husky's Light Oil Refinery produces low-sulphur gasoline and diesel fuels, liquid petroleum gas and heavy fuel oil. The total crude throughput for 2008 exceeded 3.7 mmbbls, the second highest annual volume after the 2007 record year.

The refinery had a safe year with one medical aid.


Husky Oil
Husky marketed more than 3.1 million litres of fuel through its retail operations.


Husky
Husky
Husky's 500 retail outlets were given a new, unified look.

ASPHALT REFINING AND MARKETING

The Lloydminster Asphalt Refinery produces asphalt for road construction and maintenance, building materials, locomotive blendstock and specialized oil field products. The facility shipped 4.9 million barrels of asphalt to customers across North America with zero lost-time employee incidents in 2008.

ETHANOL

Production from Minnedosa and Lloydminster Ethanol Plants is blended into gasoline to reduce greenhouse gas emissions from vehicle exhaust. Husky gasoline blended with ethanol is marketed across Western Canada as "Mother Nature's Fuel".

RETAIL MARKETING

Nearly 500 retail outlets from Ontario to British Columbia carry Husky and Mohawk logos. In 2008, Husky marketed more than 2.8 million litres at its retail outlets, travel centres and bulk distributors. Annual retail throughput per station has increased a total of 7.2 percent in the last five years. Income during the year from ancillary (non-petroleum) items sold at Husky's retail outlets was $45 million. Gasoline pumps at Husky and Mohawk retail outlets were given a unified look, aimed at strengthening brand consistency and consumer recognition.


Lloydminster Asphalt Refinery
Minnedosa Ethanol Plant
Lloydminster Ethanol Plant
Prince George Light Oil Refinery
Toledo Refinery
Lima Refinery

PRODUCTION FACILITIES

Lima Refinery	*Crude Capacity: 160 mbbls/day*
Toledo Refinery	*Crude Capacity: 160 mbbls/day*
Prince George Refinery	*Crude Capacity: 12 mbbls/day*
Lloydminster Asphalt Refinery	*Crude Capacity: 28 mbbls/day*
Lloydminster Ethanol Plant	*Ethanol Capacity: 130 million litres/year*
Minnedosa Ethanol Plant	*Ethanol Capacity: 130 million litres/year*
Emulsion Plants/Asphalt Terminals	*Eight*

2008 RESULTS

- *Lima Refinery: 136.6 mbbls/day*
- *Toledo Refinery: 60.6 mbbls/day (net)*
- *Prince George Light Oil Refinery: 10.1 mbbls/day*
- *Lloydminster Asphalt Refinery: 26.1 mbbls/day*
- *Lloydminster Ethanol Plant: 102.2 million litres/year*
- *Minnedosa Ethanol Plant: 127.4 million litres/year*
- *Asphalt Sales Volume: 24.0 mbbls/day*

OUTLOOK

- *Define optimal positioning for Toledo Refinery.*
- *Commence engineering studies for repositioning Lima Refinery.*
- *Complete design and begin construction of the central control building at Lima Refinery.*
- *Introduce chip-and-pin card technology at retail outlets.*
- *Continue to reduce air emissions at the Prince George Refinery.*


of mak
to
ant to be
a doctor.

SUSTAINABLE DEVELOPMENT

"Husky is working to achieve sustainable growth while at the same time meeting the expectations of its shareholders and fulfilling its responsibilities to the greater community."

Husky is committed to addressing health, safety, environmental and social issues in all aspects of the business and in a sustainable manner. As stated in Husky's *Sustainable Development Report*, published in June, this commitment is embedded throughout the organization.

The Company deployed an integrated management system this year. The Husky Operational Integrity Management System (HOIMS) combines safety, environmental stewardship and operational excellence.

SAFETY

Husky's commitment to continuous improvement in process and occupational safety is producing results. The total recordable incident rate fell in 2008 to 1.24. Reportable ground disturbance incidents were managed down from 27 in 2006, to 17 in 2007 and zero in 2008.

Husky completed 23 HOIMS gap assessments in 2008, benchmarking current practices against industry bests and corporate objectives.

ENVIRONMENTAL STEWARDSHIP

Husky initiated an Environmental Performance Reporting System (EPRS) to collect and consolidate operational and environmental data including greenhouse gases (GHG) and other air emissions.

The Company is addressing GHG emissions by improving the energy efficiency of existing operations, providing customers with ethanol-blended fuels, and adopting new technologies which will lead to substantial emissions reductions and energy efficiency. Husky is a member of Integrated CO_2 Network (ICO_2N), an industry and government consortium piloting carbon dioxide capture and storage, as well as use in enhanced oil recovery.

Husky is an industry leader in site reclamation, receiving 483 reclamation certificates from regulators in 2008. Husky continued a strong performance in minimizing hydrocarbon spill volumes which dropped by two thirds from 2007.


what matters
John C.S. and Heather Lau at the Husky Energy Easter Seals House, St. John's, Newfoundland and Labrador.


Dancer at the Frog Lake First Nations.

COMMUNITY INVESTMENT

Husky invested more than $5.8 million in six community sectors: education and youth, health and welfare, civic, Aboriginal, environmental and arts and culture.

Husky continued its support of the Calgary Zoo's conservation research programs for captive breeding, reintroducing and monitoring of the Vancouver Island marmot, swift fox, burrowing owl, black-footed ferret, whooping crane and the northern leopard frog.

ABORIGINAL AFFAIRS

Husky demonstrated effective consultation and cooperation with Aboriginal communities by sponsoring initiatives that promote educational excellence, community wellness, and economic development. The Company renewed agreements with Cold Lake First Nations and Frog Lake First Nation.

Husky continued to support the Aboriginal Pride Program at Calgary's Jack James High School with the goal of increasing the graduation rate among First Nations' young people.

2008 COMMUNITY INVESTMENTS


1%
Arts & Culture
3%
Environmental
17%
Civic & Community
4%
Aboriginal
51%
Education & Youth
24%
Health & Welfare

2008 HONOURS AND RECOGNITION

- *Canadian National Railway Company Safe Handling Award. This is the fourth time Husky has received the award.*
- *Alberta and Saskatchewan Workers' Compensation boards rebates for exemplary safety performance.*
- *Platts' Top 250 Global Energy Companies.*
- *Eight awards for the 2007 Annual Report including three from Oilweek/ATB Financial.*
- *Husky's Lima Refinery recognized as Business of the Year by the Omega Phi Psi fraternity.*
- *Workplace Health & Safety – Alberta Employment, Immigration and Industry Certificate of Recognition for outstanding safety performance.*

2008 PERFORMANCE HEALTH AND SAFETY

- *Total recordable incident rate: 1.24*
- *Total lost-time incident rate: 0.23*
- *Total lost-time incidents: 30*

OUTLOOK

- *Close the gaps identified in the HOIMS assessments through implementation plans across the Company.*
- *Integrate process safety metrics into the monthly safety reporting system.*
- *Emphasize site remediation and reclamation programs to reduce environmental liabilities.*
- *Implement an extensive Environmental Performance Reporting System to further improve Husky's standards of documentation and conformance.*

MD&A

Management's Discussion and Analysis February 18, 2009

Contents

1.0 Financial Summary

1.1 FINANCIAL POSITION


Assets
Equity
Long-term Debt
Debt to Capital Employed
Debt to Cash Flow from Operations
($ billions)
(%)
(times)
28
21
14
7
30
20
10
0.5
0.4
0.3
0.2
0.1
06 07 08

1.2 FINANCIAL PERFORMANCE


Sales & Operating Revenues
Net Earnings
Cash Flow
Dividends
Return
($ billions)
($ billions)
($ per share)
(%)
25
20
15
10
5
7
6
5
4
3
2
1
2.0
1.5
1.0
0.5
32
24
16
8
06 07 08
Cash Used - Investing
Cash Provided - Operating
Special Dividends
Dividends
Equity
Capital Employed

1.3 TOTAL SHAREHOLDER RETURNS

The following table shows the total shareholder returns compared with the Standard and Poor's and the Toronto Stock Exchange energy and composite indices.

	Husky common shares	S&P/TSX energy index	S&P/TSX composite index
2004	48%	29%	12%
2005	77%	61%	22%
2006	37%	3%	15%
2007	18%	5%	7%
2008	(28%)	(36%)	(35%)
Five year average	30%	12%	4%
Five year cumulative return	201%	43%	9%

1.4 SELECTED ANNUAL INFORMATION

($ millions, except where indicated)	2008	2007	2006
Sales and operating revenues, net of royalties	**$24,701**	$15,518	$12,664
Net earnings by sector			
Upstream	**$ 3,377**	$ 2,596	$ 2,295
Midstream	**469**	535	482
Downstream	**(295)**	297	106
Corporate and eliminations	**203**	(214)	(157)
Net earnings	**$ 3,754**	$ 3,214	$ 2,726
Per share – basic/diluted	**$ 4.42**	$ 3.79	$ 3.21
Ordinary dividends per common share	**$ 1.70**	$ 1.16	$ 0.88
Special dividend per common share	**$ –**	$ –	$ 0.25
Cash flow from operations	**$ 5,970**	$ 5,426	$ 4,501
Total assets	**$26,522**	$21,697	$17,933
Long-term debt including current portion	**$ 1,957**	$ 2,814	$ 1,611
Cash and cash equivalents December 31	**$ 913**	$ 208	$ 442
Return on equity *(percent)*	**28.8**	30.2	31.8
Return on average capital employed *(percent)*	**25.0**	25.7	27.0

2.0 Husky's Businesses

Husky is a Canadian-based international energy and energy-related company with total assets greater than $26 billion and over 4,000 employees. Husky is integrated through the three industry sectors: upstream, midstream and downstream.

- In the upstream sector, the Company explores for, develops and produces crude oil and natural gas *(upstream business segment)*.
- In the midstream sector, Husky upgrades heavy crude oil *(upgrading business segment)*, processes and transports via pipeline heavy crude oil, maintains interests in two cogeneration plants as well as markets and operates storage facilities for crude oil and natural gas *(infrastructure and marketing business segment)*.
- In the downstream sector, the Company distributes motor fuel and ancillary and convenience products, manufactures and markets asphalt products, produces ethanol and operates two regional refineries in Canada *(Canadian refined products business segment)* and refines crude oil in two refineries in Ohio and markets refined products in the U.S. Midwest *(U.S. refining and marketing business segment)*.

3.0 Capability to Deliver Results

Husky's ability to deliver results is dependent on commodity prices and foreign exchange rates, the Company's continued success in exploring for oil and natural gas, efficient and safe execution of capital projects, efficient and safe operations, effective marketing, retention of expertise and continued access to the financial markets.

3.1 UPSTREAM

- Large base of crude oil producing properties in Western Canada that have responded well to the application of increasingly sophisticated exploitation techniques. Enhanced oil recovery ("EOR") techniques are extensively used in the mature Western Canadian Sedimentary Basin to increase recovery rates and stabilize decline rates of heavy and light crude oil. Emerging EOR techniques are being field tested, while techniques that have been in practice for several decades continue to be optimized;
- Expertise and experience exploring and developing the high impact natural gas potential in the deep basin, foothills, and northwest plains of Alberta and British Columbia;

- Substantial position in the Alberta oil sands. The initial stages of the development of this asset include the Tucker oil sands project currently in production and the Sunrise project that is in the early development phase. The Sunrise project will proceed as a joint 50/50 partnership with BP and is an integral part of a North American oil sands business that includes the BP-Husky Toledo Refinery;
- Harsh weather offshore exploration, development and production expertise as demonstrated by the successful White Rose development and further development of White Rose satellites including the North Amethyst field, West White Rose field and South White Rose extension offshore Newfoundland. Husky also holds an interest in the Terra Nova field and a large portfolio of significant discovery and exploration licenses offshore Newfoundland and Labrador and offshore Greenland;
- Large acreage position offshore China that includes an interest in the Wenchang oil field which is producing, the Liwan natural gas discovery, which has commenced development, and a large portfolio of exploration blocks; and
- Offshore Indonesia Husky holds significant discovery and exploration licenses. The Madura BD natural gas and natural gas liquids discovery, in which the Company holds a 50% interest, is the current focus for development.

3.2 MIDSTREAM

- Reliable heavy oil upgrading facility located in the Lloydminster heavy oil producing region with a throughput capacity of 82 mbbls/day;
- Reliable and efficient heavy oil pipeline systems well integrated in the Lloydminster producing region;
- Participation in two cogeneration power facilities having a combined 295 MW of capacity, both of which support local plant operations;
- Natural gas storage in excess of 37 bcf, owned and leased;
- Large scale petroleum marketer balancing the needs of both customers and suppliers; and
- Large scale supplier of crude oil and natural gas feedstock for the Company's plants and facilities.

3.3 DOWNSTREAM

- Refinery at Lima, Ohio, and a 50% interest in the BP-Husky Refinery in Toledo, Ohio each with a crude oil throughput capacity of 160 mbbls/day;
- Refinery at Prince George, British Columbia with 12 mbbls/day capacity of low sulphur gasoline and ultra low sulphur diesel;
- Largest marketer of paving asphalt in Western Canada with a 28 mbbls/day capacity asphalt refinery located at Lloydminster, integrated with the local heavy oil production, transportation and upgrading infrastructure;
- Largest producer of ethanol in Western Canada with a combined 260 million litre per year capacity at plants located in Lloydminster, Saskatchewan and Minnedosa, Manitoba; and
- Major regional motor fuel marketer with 492 retail marketing locations including bulk plants and travel centres with strategic land positions in Western Canada and Ontario. Retail outlets include in many cases convenience stores, restaurants, service bays and carwashes.

3.4 CORPORATE

Husky's corporate capabilities are discussed in the following sections:

- Section 8.0 Liquidity and Capital Resources
- Section 11.5 Controls and Procedures

4.0 Strategic Plan

Husky's overall strategy is to create superior shareholder value through financial discipline and the development of a quality asset base, including the development of large scale sustainable oil and gas reserves and enhancing integration through the value chain.

Husky's upstream strategy is to expand and develop the highly prospective basins offshore South East Asia, offshore Canada's East Coast, Alberta oil sands and heavy oil thermal production while continuing to exploit the Company's oil and gas asset base in the Western Canadian Sedimentary Basin by optimizing oil and gas production with focussed exploration and enhanced recovery technology.

The Company will continue to build on its proven track record of creating value through the integrated production to refined products value chain, and will expand and optimize its midstream and downstream throughput capacity to enhance the integration strategy.

In the current global economic environment, Husky is focussed on maintaining financial discipline and the strength of the balance sheet in order to successfully execute this strategy. Husky's capital programs are funded principally by cash provided from operating activities and cash on hand. During periods of low commodity prices, capital will be directed to those areas that provide the highest potential for returns and long-term growth. Long-term debt will supplement cash provided by operating activities in funding capital investments.

Husky's strategic direction by business segment is as follows:

4.1 UPSTREAM

Husky continues to maximize the value of its assets offshore the East Coast of Canada through the development of the White Rose satellite tieback fields and the continuing development of Terra Nova. The Company is also pursuing exploration opportunities and evaluating options to develop natural gas discoveries in the region.

Husky is building a South East Asia business with the development of current resources and exploration of prospects. The Company has commenced a deep water drilling program at the Liwan natural gas discovery offshore China and will proceed with its development and also the development of the Madura BD Indonesia natural gas and natural gas liquids project. Husky will continue exploration in the prospective basins in the South China Sea, the East China Sea and the North East Java Basin.

The Company is increasing heavy oil production through cold production, thermal recovery and other enhanced recovery techniques integrated with downstream processing.

In Western Canada, Husky will optimize light and medium crude oil production with the application of selected enhanced recovery techniques and continue to focus on high impact natural gas plays in the foothills and deep basin portion of Western Canada. The Company will expand its position in unconventional natural gas exploration and development including shale gas, tight gas and coal bed methane.

Husky is well positioned in the oil sands business with approximately 550 thousand net acres of land in the Athabasca and Cold Lake deposits in Alberta, Canada. Husky will continue to optimize the Tucker oil sands project which is currently producing. The Company, together with its partner BP, is continuing work on the Sunrise oil sands project with production to be developed in stages up to an estimated peak rate of 200 mbbls/day. Husky will continue to evaluate its other oil sands holdings including the Saleski and Caribou projects.

4.2 MIDSTREAM

Husky will continue to enhance and expand the infrastructure in the Lloydminster area and optimize the integration of the upgrader, pipeline, asphalt refinery, cogeneration and ethanol facilities. Husky will enhance and expand terminalling infrastructure and services to meet the requirements associated with growing bitumen and heavy oil development and will pursue greenhouse gas management strategies including participation in industry initiatives, carbon offset opportunities, sequestration and identification of carbon credit and trading opportunities.

4.3 DOWNSTREAM

Husky will continue to pursue projects to optimize, integrate and reconfigure the Lima, Ohio Refinery for heavy crude oil feedstock and is planning to reconfigure and expand the BP-Husky Toledo, Ohio Refinery to accommodate Sunrise production as its primary feedstock. The Company will also expand terminalling and product storage opportunities.

4.4 FINANCIAL

Husky is committed to maintain its strong financial position to support large capital growth projects and provide shareholders an enhanced return on their investment. Over the business cycle, the Company intends to maintain a debt to capitalization ratio of less than 40% and maintain debt to cash flow from operations of less than two times. During the current period of economic and financial uncertainty, action has been taken to maintain the Company's strong balance sheet including reduced capital spending, implementation of cost containment and efficiency programs and managing access to credit markets to enhance liquidity.

5.0 Key Growth Highlights

To achieve corporate strategic objectives Husky focussed on the following key projects in 2008. In 2009, the capital program will focus mainly on optimizing upstream production, midstream and downstream development and progressing major projects offshore the East Coast of Canada and South East Asia. The 2009 capital budget has been established with a view to maintaining the strength of Husky's balance sheet during a period of significant economic and financial uncertainty. Capital expenditures will be focussed on those projects offering the highest potential for returns and long-term growth.

5.1 UPSTREAM

White Rose Development Projects

Approval of the North Amethyst development application by the Canada – Newfoundland and Labrador Offshore Petroleum Board ("CNLOPB") and the provincial and federal governments was received in April 2008. Delineation wells were completed at both the North Amethyst and West White Rose satellite fields, the results of which continue to be assessed with a view to optimizing production and reservoir depletion.

Progress continues on the North Amethyst development, the first White Rose satellite tie-back. Engineering and procurement activities remain on track with System Integration Testing due to commence in the first quarter of 2009 followed by subsea equipment and flow line installation and tie-back to the *SeaRose* production vessel in summer 2009.

East Coast Exploration

In September 2008, Husky acquired two exploration blocks on the Labrador Shelf off the coast of Labrador. Parcel NL07-2-1 is 585,580 acres with a work commitment of $10.2 million (100% Husky working interest) and Parcel NL07-2-3 is 557,502 acres with a work commitment of $120.2 million (75% Husky working interest). The work commitment will be undertaken during the first six years of the nine-year term of the Exploration Licence.

Husky participated in its largest offshore seismic acquisition program that was completed in September, covering 2,150 square kilometres including the Terra Nova and White Rose areas and portions of ELs, 1090, 1091, 1099, 1100 and 1101.

In December, the Mizzen exploration well (35% working interest) located in the Flemish Pass Basin, Exploration Licence ("EL") 1049, was spud and is expected to reach total depth during the first quarter of 2009.

Offshore Greenland

The acquisition of 7,000 kilometres of 2-D seismic on Blocks 5 and 7 is now complete and is being evaluated. Husky is the operator and holds an 87.5% interest in these two blocks. Husky also holds a 43.75% working interest in Block 6 where the acquisition of 3,000 kilometres of 2-D seismic is complete.

Offshore China Liwan Delineation

The *West Hercules* deep water drilling rig spud the first delineation well at the Liwan natural gas discovery on Block 29/26 in the South China Sea on November 20, 2008. The initial deep water drilling program will include delineation wells at Liwan and exploration wells on other prospects in the area. The delineation program, including exploration wells at the satellite prospects, will provide key information for the Liwan project's facilities design which will commence in 2009.

Offshore China Exploration

On June 25, 2008, Husky announced the acquisition of exploration Block 63/05 covering 1,777 square kilometres located in the natural gas prone Qiondongnan Basin approximately 100 kilometres south of Hainan Island. CNOOC Ltd. has the right to participate in the development of any discoveries up to a 51% working interest. Under the terms of the petroleum contract, Husky has committed to drill one well and acquire 300 square kilometres of seismic data within a three-year period.

Husky completed a 3-D seismic data program on Block 29/26 in April 2008 and Block 29/06 in June 2008, which surround the Liwan natural gas discovery. Acquisition of 3-D seismic data was also completed on Blocks 35/18 and 50/14, which are located to the west of Hainan Island in the Yinggehai Basin. The first phase exploration work commitment for these two Yinggehai blocks expires on September 30, 2009.

At the end of 2008 the shallow water jack-up drilling rig, *Frontier Discoverer*, was secured and spud the QH 29-2-1 exploration well on January 22, 2009. This well will test a prospect on Block 39/05 in the Pearl River Mouth Basin immediately southwest of the Wenchang oil fields. In addition, an exploration drilling program is being planned in the East China Sea on Block 04/35 and in the Yinggehai Basin on Blocks 35/18 and 50/14 near the Dong Fang and Ledong natural gas fields immediately west of Hainan Island.

In August 2008, Husky relinquished all but 58 square kilometres of Block 39/05, which surrounds the Wenchang oil fields, and secured an extension of Phase III exploration commitments. Subsequent to the evaluation of the Wushi 23-2-1 exploration well and fulfillment of the Company's Phase II exploration commitments on Block 23/15 in the Beibu Wan Basin, Husky relinquished the remainder of this block.

Indonesia Exploration and Development

In April 2008, Husky completed an agreement with CNOOC Ltd. to jointly develop the Madura BD gas and natural gas liquids field located offshore East Java, Indonesia. Under the agreement, CNOOC Southeast Asia Limited acquired a 50% equity interest and operatorship of Husky Oil (Madura) Limited, which holds a 100% interest in the Madura Strait Production Sharing Contract ("PSC"). The agreement covers the development and further exploration of the Madura Strait PSC. The Madura BD field development plan was approved by the government of Indonesia in July 2008 and Husky and its partner expect to receive an extension to the Production Sharing Agreement ("PSC") in 2009. Engineering work has been tendered and will commence upon receipt of the PSC extension.

In the East Bawean II PSC, in which Husky holds a 100% interest, the *Transocean Adriatic XI* jack up rig has been secured to drill two exploration wells in the second quarter of 2009. During October 2008, Husky was awarded a PSC from the government of Indonesia for a 100% interest in the North Sumbawa II Block comprising 5,000 square kilometres in the East Java Sea.

Sunrise Oil Sands Integrated Project

On March 31, 2008, Husky and BP formed an integrated oil sands joint venture. The transaction consists of a 50/50 partnership to develop the Sunrise oil sands project in Canada, which Husky will operate, and a 50/50 limited liability company for the existing BP-Husky Toledo Refinery in Ohio, which BP operates.

The development of the Sunrise oil sands integrated project (Husky 50%) will proceed in multiple phases. Bitumen production is expected to commence approximately four years following project sanction and is currently planned to increase to 200 mbbls/day. The project is currently in an optimization phase to simplify the project's scope and take advantage of the recent downturn in the demand for goods and services. Subject to regulatory and government approval, the partners will review the project sanction decision in 2009 for formal approval in mid 2010. The development of this project is strategically linked to the repositioning project at the BP-Husky Toledo Refinery.

Tucker Oil Sands Project

A number of optimization strategies to address the ramp-up issues at the Tucker SAGD project were investigated during 2008. Production from eight new well pairs is showing encouraging results. These well pairs, which have been in SAGD mode for one to six months, have been placed in an optimized position in the reservoir. Drilling on the new Pad D has been deferred until commodity prices improve. During December 2008, Tucker's bitumen production averaged 4.8 mbbls/day. In January 2009, the Tucker oil sands project was integrated with Husky's heavy oil and gas business unit to capitalize on synergies with the Company's heavy oil thermal operations.

United States

In September 2008, Husky entered into a joint venture agreement to acquire a 50% working interest in 844,000 net acres of leasehold ownership and wells in the U.S. Columbia River Basin in southeast Washington and northeast Oregon for consideration of approximately U.S. $100 per acre for 422,000 acres. Husky is currently participating in an exploration well, the Gray 31-23. The well had reached a depth of 3,800 metres in early January and planned total depth is 4,700 metres. The basin is characterized by over-pressure, tight sand natural gas formations.

Western Canada

Husky's Alkaline Surfactant Polymer ("ASP") enhanced oil recovery program, which currently includes ASP developments at Gull Lake and Fosterton, Saskatchewan and operating ASP applications at Warner and Crowsnest, Alberta, continues to move forward. The front end engineering design for the Fosterton ASP project commenced in December. Husky holds a 62.4% working interest. The drilling program and pipeline construction at Gull Lake are complete and facility construction was approximately 60% complete at year end. Start up of the Gull Lake project is planned for the second quarter of 2009, subject to market conditions.

Husky's development of the McMullen property, which is located in the west central region of the Athabasca oil sands of northern Alberta, involves a cold production project and a thermal pilot project. In 2008, the Company received approval to drill 18 cold production wells and 9 wells were drilled in 2008. Twenty-two delineation wells and 3 water source wells were completed by the end of 2008. An application to construct a pilot project has been submitted to the Energy Resources Conservation Board.

During 2008, Husky participated (50% working interest) in approximately 110 coal bed methane wells. In the Lloydminster heavy oil producing area, Husky is continuing to test various enhanced recovery techniques. In August 2008, CO_2 injection began at the Company's second cold solvent pilot project. This pilot project is designed to test oil recovery and production rates utilizing CO_2 and propane.

5.2 DOWNSTREAM

Lima, Ohio Refinery

An engineering evaluation has been completed to determine the reconfiguration of the Lima Refinery to increase its capacity to process heavier, less costly, crude oil feedstock; realize complex refining processes to enhance margins; and increase flexibility in product outputs. The current configuration at the Lima Refinery allows it to process a predominantly light sweet crude oil feedstock. This limits the refinery's ability to process a lower cost heavier crude feedstock to meet seasonal and longer term market demands. This project has been deferred subject to improved market conditions.

Toledo, Ohio Refinery

Husky and BP continued to progress the Continuous Catalyst Regeneration Reformer Project. The scope of this project is to replace two naphtha reformers and one hydrogen plant with one 42,000 bbls/day continuous catalyst regeneration system plant. The project's objectives are to effectively and safely improve profitability while reducing operating risk, meet future product requirements and reduce the environmental footprint. A project team has also been launched to reposition the refinery to process bitumen from the first two phases of the Sunrise oil sands integrated project. Due to the integrated nature of this project, progress will coincide with the upstream development requirements. The refinery continues to make progress on a multi-year program to improve operational integrity and plant performance.

6.0 The 2008 Business Environment

6.1 BUSINESS RISK FACTORS

Husky's results of operations are significantly influenced by the global and domestic business environment. Some risk factors are entirely beyond the Company's influence and others can, to some extent, be strategically managed. Salient risk factors include:

- crude oil and natural gas prices;
- the economic conditions of the markets in which Husky conducts business;
- the price differential between light and heavy crude oil and demand related to various crude oil qualities;
- the price differential between refined products and crude oil;
- the exchange rate between the Canadian and U.S. dollar;
- the availability of incremental reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;
- the availability of prospective drilling rights;
- the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;
- the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;
- the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;
- potential actions of governments, regulatory authorities and other stakeholders in the jurisdictions where the Company has operations;
- prevailing climatic conditions in the Company's operating locations;
- regulations to deal with climate change issues;
- changes to government fiscal, monetary and other financial policies;
- changes in workforce demographics;
- the cost and availability of capital, including access to capital markets at acceptable rates; and
- other financial risks as described in Section 8.6.

6.2 ECONOMIC SENSITIVITIES

Average Benchmarks

		2008	2007	2006
Upstream				
WTI crude oil	*(U.S. $/bbl)*	**99.65**	72.31	66.22
Brent crude oil	*(U.S. $/bbl)*	**96.99**	72.52	65.14
Canadian light crude 0.3% sulphur	*($/bbl)*	**102.84**	77.07	73.29
Lloyd heavy crude oil @ Lloydminster	*($/bbl)*	**72.44**	40.75	39.92
NYMEX natural gas	*(U.S. $/mmbtu)*	**9.04**	6.86	7.23
NIT natural gas	*($/GJ)*	**7.70**	6.26	6.62
Midstream heavy crude oil upgrading				
WTI/Lloyd crude blend differential	*(U.S. $/bbl)*	**20.38**	23.81	22.00
Downstream				
New York Harbor 3:2:1 crack spread	*(U.S. $/bbl)*	**9.96**	14.15	9.80
Chicago 3:2:1 crack spread	*(U.S. $/bbl)*	**11.17**	17.68	13.41
Cross segment				
U.S./Canadian dollar exchange rate	*(U.S. $)*	**0.937**	0.931	0.882

As an integrated producer, Husky's profitability is largely determined by realized prices for crude oil and natural gas and refinery processing margins including the effect of changes in the U.S./Canadian dollar exchange rate. All of Husky's crude oil production and the majority of its natural gas production receive the prevailing market price. The price for crude oil is determined largely by global factors and is beyond the Company's control. The price for natural gas is determined more by the North America fundamentals since virtually all natural gas production in North America is consumed by North American customers, predominantly in the United States. Weather conditions also exert a dramatic effect on short-term supply and demand.

Heavier grades of crude oil trade at a discount to light crude oil refinery feedstock since they are more costly to process into motor fuels.

The majority of Husky's crude oil and natural gas production is marketed in North America.

In the midstream and downstream segments, the price of crude oil represents the largest cost and the price of natural gas is one of the most significant operating costs. The largest cost factor in the midstream – upgrading business segment is the price of heavy crude oil feedstock, which is processed into light synthetic crude oil. The largest cost factors in the downstream sector are crude feedstock and processing costs. Husky's U.S. refining operations process a mix of different types of crude oil from various sources but are primarily light sweet crude oil at Lima and approximately 60% heavy crude oil feedstock at Toledo. The Company's refined products business in Canada relies primarily on the cost of purchasing refined products for resale in the retail distribution network. Refined products are acquired from other Canadian refiners at rack prices or exchanged with production from the Husky Prince George refinery.

Refining margins (Crack Spread) are calculated as the price difference between crude oil feedstock and two or more refined products in different proportions. The New York Harbor 3:2:1 refining crack spread is a benchmark and is calculated as the difference between the price of a barrel of WTI crude oil and the sum of the price of two thirds of a barrel of reformulated gasoline and the price of one third of a barrel of heating oil. The Chicago 3:2:1 refining crack spread is calculated using WTI, regular unleaded gasoline and low sulphur diesel. Each refinery has a unique crack spread depending on several variables. The mix of different grades of crude oil feedstock and the mix of produced refined products result in different refinery crack spread calculations from quoted market benchmarks.

Crude Oil

WTI and Husky Average Crude Oil Prices (US$/bbl)


$125
$100
$75
$50
$25
West Texas Intermediate
Husky light
Husky medium
Husky heavy
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08

In 2008, the price of the main benchmark crude oil, West Texas Intermediate ("WTI"), initially declined in the first weeks of 2008, and then increased steadily through to the beginning of July 2008. High prices in the first half of the year resulted in demand abatement in the United States toward mid year. In July 2008, global demand for energy began to collapse following the global economic and financial crisis and prices fell through the fourth quarter. Production cuts announced by OPEC have not led to a measurable increase in oil prices. In light of an expected increase in non-OPEC production and declining world consumption, the increase in surplus supply could further exacerbate the soft price environment. During 2008, the near-month contract price of WTI averaged U.S. $99.65/bbl and peaked above U.S. $145/bbl in mid July before declining to U.S. $44.60/bbl on December 31, 2008. The average in 2007 was U.S. $72.31/bbl.

A portion of Husky's crude oil production is classified as heavy crude oil, which trades at a discount to light crude oil. In 2008, 42% of Husky's crude oil production was heavy compared with 39% in 2007. The light/heavy crude oil differential averaged U.S. $20.38 or 20% of WTI in 2008 compared with U.S. $23.81 or 33% of WTI in 2007.

Natural Gas


NYMEX Natural Gas, NIT Natural Gas and Husky Average Natural Gas Prices (US$)
$12
$9
$6
$3
Husky ($/mcf)
NYMEX ($/mmbtu)
NIT ($/GJ)
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08

Natural gas prices quoted on the NYMEX rose sharply through the first seven months of 2008 based on lower storage levels and higher demand. After July 2008, natural gas prices fell steadily as natural gas storage levels increased as the North American economy weakened. At the end of 2008, natural gas inventory in underground storage in the United States was 3% higher than the five year average and 1% higher than the previous year.

During 2008, the NYMEX near-month contract price of natural gas averaged U.S. $9.04/mmbtu and peaked above U.S. $13.50/mmbtu at the beginning of July before declining to U.S. $5.62/mmbtu on December 31, 2008. The average in 2007 was U.S. $6.86/bbl.

Foreign Exchange

The majority of the Company's revenues are received in U.S. dollars from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. Husky's results are affected by the exchange rate between the Canadian and U.S. dollar with a decrease in the value of the Canadian dollar relative to the U.S. dollar increasing the revenues received from the sale of oil and gas commodities offsetting the effect of lower oil and natural gas prices. Correspondingly, an increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities.

In 2008, the Canadian dollar averaged U.S. $0.937, 1% stronger than the previous year. The Canadian dollar weakened 14% against the U.S. dollar in the fourth quarter, closing at $0.817 U.S. per Canadian dollar at December 31, 2008.

Refinery Crack Spreads

During 2008, the New York Harbor 3:2:1 refining crack spread averaged U.S. $9.96/bbl compared with U.S. $14.15/bbl in 2007. During 2008, the Chicago crack spread averaged U.S. $11.17/bbl compared with U.S. $17.68/bbl in 2007.


Chicago and New York Harbor Average Crack Spread (US $/bbl)
$40
$30
$20
$10
Chicago 3:2:1
New York Harbor 3:2:1
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08

The lower 3:2:1 crack spreads were primarily due to low gasoline margins partially offset by higher distillate margins. Lower gasoline margins resulted mainly from high cost feedstock and ethanol blending coincident with decreasing demand for gasoline resulting from a faltering economy in the U.S. Distillate margins were higher throughout 2008 due to strong global demand. Realized refining margins are affected by the product configuration of each refinery and by the time lag between the purchase and delivery of crude oil feedstock which is accounted for on a first in first out basis in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Cost Environment

The oil and gas industry has been experiencing an increase in costs in excess of the general rate of inflation. These increases affect the cost of operating the Company's oil and gas properties, processing plants and refineries. They also affect capital projects which are susceptible to cost volatility. The cost environment has not yet been impacted to the same extent as commodity prices by the current economic conditions.

Global Economic and Financial Crisis

The current global economic and financial crisis has reduced liquidity in financial markets, restricted access to financing and caused significant demand destruction for commodities resulting in lower pricing. These have affected the economy in the latter half of 2008 and continue to impact the performance of the economy going forward. However, companies with low operating costs and flexible capital expenditure plans, strong cash generation from operations, availability of cash and cash equivalents, low debt with long maturities and unused committed credit facilities will be better positioned to manage through this crisis.

In view of the current economic environment, Husky has prudently reduced capital spending in 2009 and is reviewing cost containment and efficiency opportunities throughout the organization. Husky is managing its credit facilities and access to credit markets in order to enhance the Company's liquidity in the coming year. The Company will continue to monitor the economic environment and make adjustments as required.

6.3 SENSITIVITIES BY SEGMENT FOR 2008 RESULTS

The following table is indicative of the relative annualized effect on pre-tax cash flow and net earnings from changes in certain key variables in 2008. In essence, the disclosure shows what the effect would have been on 2008 financial results had the indicated variable increased by the notional amount. The analysis is based on business conditions and production volumes during 2008. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

Sensitivity Analysis

	2008 Average	Increase	Effect on Pre-tax Cash Flow (7)		Effect on Net Earnings (7)	
			($ millions)	*($/share) (8)*	*($ millions)*	*($/share) (8)*
Upstream and Midstream						
WTI benchmark crude oil price (1)	$ 99.65	*U.S. $1.00/bbl*	80	0.09	56	0.07
NYMEX benchmark natural gas price (2)	$ 9.04	*U.S. $0.20/mmbtu*	26	0.03	18	0.02
WTI/Lloyd crude blend differential (3)	$ 20.38	*U.S. $1.00/bbl*	(17)	(0.02)	(13)	(0.02)
Downstream						
Canadian light oil margins	$ 0.033	*Cdn $0.005/litre*	14	0.02	10	0.01
Asphalt margins	$ 13.25	*Cdn $1.00/bbl*	9	0.01	6	0.01
New York Harbor 3:2:1 crack spread (4)	$ 9.96	*U.S. $1.00/bbl*	68	0.08	43	0.05
Consolidated						
Exchange rate *(U.S. $ per Cdn $)* (1) (5)	$ 0.937	*U.S. $0.01*	(85)	(0.10)	(60)	(0.07)
Interest rate (6)		*100 basis points*	–	–	–	–

(1) Does not include gains or losses on inventory.

(2) Includes decrease in earnings related to natural gas consumption.

(3) Excludes impact on asphalt operations.

(4) Relates to U.S. Refining & Marketing.

(5) Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items, including cash balances.

(6) An interest rate change would not have an impact as Husky did not have variable rate debt outstanding as of December 31, 2008.

(7) Excludes derivatives.

(8) Based on 849.4 million common shares outstanding as of December 31, 2008.

7.0 Results of Operations

7.1 SEGMENT EARNINGS

Segment Earnings

($ millions)	Upstream	Midstream		Downstream		Corporate and Eliminations	Total
		Upgrading	Infrastructure and Marketing	Canadian Refined Products	U.S. Refining and Marketing		
2008							
Earnings (loss) before income taxes	$ 4,757	$ 350	$ 321	$ 146	$ (632)	$ 208	$ 5,150
Net earnings (loss)	3,377	245	224	106	(401)	203	3,754
Capital expenditures (1)	3,580	99	94	155	133	47	4,108
2007							
Earnings (loss) before income taxes	3,299	372	351	242	168	(305)	4,127
Net earnings (loss)	2,596	282	253	192	105	(214)	3,214
Capital expenditures (1)	2,388	217	92	212	21	44	2,974
2006							
Earnings (loss) before income taxes	2,975	382	277	146	–	(274)	3,506
Net earnings (loss)	2,295	285	197	106	–	(157)	2,726
Capital expenditures (1)	2,627	184	68	285	–	37	3,201

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

7.2 SUMMARY OF QUARTERLY RESULTS


Sales & Operating Revenues
($ billions)
10
8
6
4
2
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2007 2008
Net Earnings
($ millions)
2,500
2,000
1,500
1,000
500
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2007 2008
Cash Flow from Operations
($ millions)
2,500
2,000
1,500
1,000
500
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2007 2008
Net Earnings Per Share
($ per share)
2.00
1.50
1.00
0.50
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2007 2008

7.3 UPSTREAM

2008 Earnings $3,377 Million, up $781 Million from 2007

Production



Oil
(mbbls/day)
140
105
70
35
06
07
08
Light & NGL
Medium
Heavy
Bitumen
Gas
(mmcf/day)
800
600
400
200
06 07 08
Combined
(mboe/day)
400
300
200
100
06 07 08

Upstream Earnings Summary

($ millions)	2008	2007	2006
Gross revenues	**$ 9,932**	$ 7,287	$ 6,586
Royalties	**2,043**	1,065	814
Net revenues	**7,889**	6,222	5,772
Operating and administration expenses	**1,596**	1,409	1,321
Depletion, depreciation and amortization	**1,505**	1,615	1,476
Other	**31**	(101)	–
Income taxes	**1,380**	703	680
Net earnings	**$ 3,377**	$ 2,596	$ 2,295

Upstream earnings were $781 million higher in 2008 compared with 2007 primarily as a result of higher crude oil and natural gas prices which more than offset decreases in production. Earnings in 2007 include a recovery of income taxes of $330 million reflecting changes in the statutory tax rate announced in 2007. Higher royalties are a result of East Coast production reaching Tier II status at White Rose and Terra Nova in March 2008.

Net Revenue Variance Analysis



($ millions)
10,000
8,000
6,000
4,000
2,000
5,772
232
69
17
252
672
116
6,222
2,611
386
128
978
419
61
7,889
2006
Oil/NGL Price
Gas Price
Other
Royalties
Oil/NGL Volume
Gas Volume
2007
Oil/NGL Price
Gas Price
Other
Royalties
Oil/NGL Volume
Gas Volume
2008

Upstream Revenue Mix

Percentage of upstream net revenues	**2008**	2007	2006
Crude oil			
Light crude oil & NGL	**41%**	51%	45%
Medium crude oil	**8%**	7%	7%
Heavy crude oil & bitumen	**30%**	22%	24%
Natural gas	**21%**	20%	24%
	100%	100%	100%

Average Sales Prices Realized

	2008	2007	2006
Crude oil *($/bbl)*			
Light crude oil & NGL	**$ 97.28**	$ 73.54	$ 69.06
Medium crude oil	**81.79**	51.12	49.48
Heavy crude oil & bitumen	**71.61**	40.19	39.92
Total average	**84.96**	58.24	54.08
Natural gas *($/mcf)*			
Average	**$ 7.94**	$ 6.19	$ 6.47

Daily Gross Production

		2008	2007	2006
Crude oil	*(mbbls/day)*			
Western Canada				
Light crude oil & NGL		**24.6**	26.5	30.4
Medium crude oil		**26.9**	27.1	28.5
Heavy crude oil & bitumen		**107.0**	106.9	108.1
		158.5	160.5	167.0
East Coast Canada				
White Rose – light crude oil		**73.2**	85.0	63.8
Terra Nova – light crude oil		**12.9**	14.5	4.7
China				
Wenchang – light crude oil & NGL		**12.2**	12.7	12.1
		256.8	272.7	247.6
Natural gas	*(mmcf/day)*	**594.4**	623.3	672.3
Total	*(mboe/day)*	**355.9**	376.6	359.7

In 2008, crude oil and NGL production decreased by 6% compared with the previous year. Production from the White Rose field was shut down for 11 days in April due to the encroachment of severe ice pack and iceberg conditions, which also delayed the drilling of the eighth producing well, and for 4 days in September due to offloading operational restrictions combined with tanker availability. White Rose was shut down for 16 days for scheduled maintenance in July 2007. In June 2008, Terra Nova was shut down for 14 days for a scheduled maintenance turnaround and in the third and fourth quarters operational and maintenance issues also resulted in reduced production.

During 2008, crude oil and NGL production from Western Canada was down 1% compared with 2007 primarily due to reservoir decline, development delays and shut-in facilities. In Western Canada, conventional light and medium crude oil production was affected by net divestitures and normal production declines. Bitumen production from the Tucker oil sands project has increased from 2.1 mbbls/day at the end of 2007 to 4.8 mbbls/day at the end of 2008.

Production from natural gas decreased by 5% in 2008 compared with 2007 due to lower levels of drilling in the fourth quarter of 2007 versus the fourth quarter of 2006 which support production in the following years. Husky drilled 92 net natural gas exploration wells and 251 net development wells in 2007 compared with 192 net exploration and 490 net development wells in 2006 which resulted in fewer additions to producing wells. This reduction in drilling contributed to a drop in natural gas production in 2008 in all quarters. In addition, pipeline capacity was lower in the fourth quarter of 2008 as a result of unplanned repairs and maintenance combined with unscheduled plant outages and in the first quarter natural gas production was impacted by severe cold weather.

2009 Production Guidance and 2008 Actual

Gross Production

		Guidance	Year ended December 31	Original Guidance
		2009	**2008**	2008
Crude oil & NGL	*(mbbls/day)*			
Light crude oil & NGL		92 – 109	**123**	139 – 148
Medium crude oil		25 – 28	**27**	28 – 29
Heavy crude oil & bitumen		95 – 105	**107**	114 – 124
		212 – 242	**257**	281 – 301
Natural gas	*(mmcf/day)*	585 – 620	**594**	625 – 655
Total barrels of oil equivalent	*(mboe/day)*	310 – 345	**356**	385 – 410

Production in 2008 was consistent with Husky's revised guidance of July 2008. Reduced production levels in 2009 are expected due to facility turnaround activities at White Rose and Terra Nova, a period of reduced production at White Rose to allow for the tie-in of the North Amethyst satellite and reduced spending in Western Canada.

Royalties

Royalty rates for 2008 averaged 16% in Western Canada and 28% offshore the East Coast compared with 16% and 13% respectively in 2007. The Tier II incremental royalty rate became effective for White Rose and Terra Nova in March 2008.

Operating Costs

Total upstream unit operating costs in 2008 averaged $10.93/boe compared with $9.09/boe in 2007. Operating costs in Western Canada averaged $13.16 in 2008 compared with $11.25 in 2007. Increasing operating costs in Western Canada are generally related to the nature of exploitation necessary to manage production from maturing fields and new more extensive but less prolific reservoirs. Western Canada operations require increasing amounts of infrastructure including more wells, facilities associated with enhanced recovery schemes, more extensive pipeline systems, crude and water trucking and more complex natural gas compression systems. These factors in turn require higher energy consumption, workovers and generally more material costs. Husky is focussed on managing rising operating costs through cost reduction and efficiency initiatives and keeping the Company's infrastructure, including gas plants, crude processing plants, transportation systems, compression systems, lease access and other infrastructure fully utilized.

Operating costs at the East Coast offshore operations averaged $4.99/bbl in 2008 compared with $4.07/bbl in 2007. Costs increased compared with the previous year due to additional resources required to manage ice encroachment and subsurface mechanical issues.

Operating costs at the South China Sea offshore operations averaged $4.78/bbl compared with $3.68/bbl in 2007. Increased costs were the result of well workovers undertaken to support production from the declining reservoir.

Depletion, Depreciation and Amortization ("DD&A")

DD&A under the full cost method of accounting for oil and gas activities is calculated on a country-by-country basis. The DD&A rate is calculated by dividing the capital costs subject to DD&A by the proved oil and gas reserves expressed as equivalent barrels ("boe"). The resultant dollar per boe is assigned to each boe of production to determine the DD&A expense for the period.

In 2008, total unit DD&A averaged $11.56/boe compared with $11.75/boe in 2007. DD&A in Canada averaged $11.58/boe in 2008 compared with $11.77/boe in 2007. The lower DD&A rate in Canada was primarily due to the disposition of 50% of the Sunrise oil sands asset, which reduced the full cost base by approximately $1.6 billion or $1.29/boe in 2008. The Sunrise oil sands project currently does not have any proved reserves attributed to it. This was partially offset by a higher cost base in respect of conventional oil and gas operations in Western Canada and lower oil and gas reserves.

At December 31, 2008, capital costs in respect of unproved properties and major development projects were $3.2 billion compared with $2.2 billion at the end of 2007. These costs are excluded from the Company's DD&A calculation until the unproved properties are evaluated and proved reserves are attributed to the project or the project is deemed to be impaired.

Netback, Unit Operating Costs and DD&A

($/boe)


$75
$60
$45
$30
$15
Netback
Operating Costs
DD&A
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08

Netback Analysis

	2008	2007	2006
Total			
Crude oil equivalent *(per boe)* (1)			
Gross price	**74.57**	52.41	49.34
Royalties	**15.52**	7.74	6.19
Net sales price	**59.05**	44.67	43.15
Operating costs (2)	**10.93**	9.09	8.77
	48.12	35.58	34.38
DD&A	**11.56**	11.75	11.24
Administration expenses & other (2)	**0.05**	(0.17)	0.48
Earnings before income taxes	**36.51**	24.00	22.66
Canada			
Crude oil equivalent *(per boe)* (1)			
Gross price	**73.72**	51.54	48.48
Royalties	**15.09**	7.46	6.00
Net sales price	**58.63**	44.08	42.48
Operating costs (2)	**11.14**	9.28	9.01
Operating netback	**47.49**	34.80	33.47
Western Canada			
Crude oil *(per boe)* (1)			
Light crude oil			
Gross price	**82.97**	61.02	59.84
Royalties	**11.53**	7.87	7.34
Net sales price	**71.44**	53.15	52.50
Operating costs (2)	**13.90**	13.24	11.89
Operating netback	**57.54**	39.91	40.61
Medium crude oil			
Gross price	**79.91**	50.42	48.97
Royalties	**13.91**	8.89	8.61
Net sales price	**66.00**	41.53	40.36
Operating costs (2)	**15.60**	13.92	13.09
Operating netback	**50.40**	27.61	27.27
Heavy crude oil & bitumen			
Gross price	**71.19**	40.14	39.91
Royalties	**10.52**	5.26	5.16
Net sales price	**60.67**	34.88	34.75
Operating costs (2)	**15.60**	12.81	11.10
Operating netback	**45.07**	22.07	23.65
Natural gas *(per mcfge)* (3)			
Gross price	**8.21**	6.42	6.65
Royalties	**1.60**	1.23	1.37
Net sales price	**6.61**	5.19	5.28
Operating costs (2)	**1.59**	1.39	1.18
Operating netback	**5.02**	3.80	4.10
East Coast			
Light crude oil *(per boe)* (1)			
Gross price	**100.12**	75.37	71.18
Royalties (4)	**28.45**	9.43	1.95
Net sales price	**71.67**	65.94	69.23
Operating costs (2)	**4.99**	4.07	5.48
Operating netback	**66.68**	61.87	63.75
International			
Light crude oil *(per boe)* (1)			
Gross price	**98.70**	77.07	73.60
Royalties	**27.46**	15.50	12.17
Net sales price	**71.24**	61.57	61.43
Operating costs (2)	**4.86**	3.84	3.81
Operating netback	**66.38**	57.73	57.62

(1) Includes associated co-products converted to boe.

(2) Operating costs exclude accretion, which is included in administration expenses & other.

(3) Includes associated co-products converted to mcfge.

(4) During the third quarter of 2007, White Rose royalties increased to 16% because the project, off the East Coast, achieved payout status for Tier 1 royalties. During March 2008, White Rose and Terra Nova achieved payout status for Tier 2 royalties.

Other Items

In 2008, a drilling contract previously treated as an embedded derivative no longer met the criteria and the related accounting treatment was discontinued. A loss of $101 million ($71 million after tax) was recorded in 2008 compared with a gain of $101 million ($71 million after tax) for the same period in 2007.

A gain of $69 million was recorded on the sale of 50% of the shares of Husky Oil (Madura) Limited to CNOOC Southeast Asia Limited.

Upstream Capital Expenditures

At December 31, 2008, overall upstream capital expenditures were $3.6 billion, including acquisitions. Husky's major upstream projects offshore the East Coast of Canada and offshore China and Indonesia remain essentially on schedule. Capital expenditures were $2.6 billion (72%) in Western Canada, $729 million (20%) offshore the East Coast of Canada, $230 million (6%) offshore China and Indonesia and $60 million (2%) in the Northwest United States.

Upstream Capital Expenditures [(1)]

($ millions)	**2008**	2007	2006
Exploration			
Western Canada	**$ 680**	$ 456	$ 497
East Coast Canada and Frontier	**160**	84	79
Northwest United States	**60**	–	–
International	**225**	70	77
	1,125	610	653
Development			
Western Canada	**1,881**	1,575	1,675
East Coast Canada	**569**	197	279
International	**5**	6	20
	2,455	1,778	1,974
	$ 3,580	$ 2,388	$ 2,627

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

Western Canada Drilling

		2008		2007		2006	
(wells)		**Gross**	**Net**	Gross	Net	Gross	Net
Exploration	Oil	**80**	**70**	79	79	101	99
	Gas	**102**	**79**	114	92	330	192
	Dry	**27**	**23**	14	12	26	24
		209	**172**	207	183	457	315
Development	Oil	**685**	**578**	571	530	590	543
	Gas	**435**	**270**	343	251	565	490
	Dry	**36**	**36**	31	29	25	22
		1,156	**884**	945	810	1,180	1,055
Total		**1,365**	**1,056**	1,152	993	1,637	1,370

Western Canada – Excluding Oil Sands

During 2008, Husky invested $2.2 billion on exploration and development throughout the Western Canadian Sedimentary Basin excluding oil sands. Of this, $678 million was invested on oil development and $360 million was invested on natural gas development. The Company drilled 1,056 net wells in the basin resulting in 648 net oil wells and 349 net natural gas wells. In addition, $211 million was spent on production optimization and operating cost reduction initiatives. Capital spending on facilities, land acquisition and retention and environmental protection amounted to $291 million. During 2008, $308 million was spent on property acquisitions.

Husky's high impact exploration program is conducted along the foothills of Alberta and British Columbia and in the deep basin region of Alberta. In 2008, $362 million was invested in drilling in these natural gas prone areas. During this period, 25 net exploration wells were drilled in the foothills and deep basin regions; 21 net wells were cased as natural gas wells and one was cased as a net oil well. The remaining 147 net exploration wells were drilled primarily in the shallow regions of the Western Canada Sedimentary Basin.

Oil Sands

Oil sands capital expenditures totalled $302 million during 2008. At Tucker, Husky spent $90 million on completion of new well pairs, facility modification and new pad preparation. At Sunrise, $143 million was spent on engineering design, site preparation and facilities and equipment requisitions. At Caribou and Saleski, the Company spent $69 million on stratigraphic drilling and engineering and geophysical studies.

East Coast Development

During 2008, $569 million was incurred for East Coast development projects primarily for the North Amethyst and West White Rose tie-back development projects and completion of an infill production well and other capital enhancements at White Rose. Construction commenced on North Amethyst and long lead equipment was procured. Engineering design began at the West White Rose development and a production well and water injection well were drilled at the White Rose South Avalon field.

East Coast and Northwest Territories Exploration

During 2008, Husky spent $160 million on two exploration wells in the Central Mackenzie Valley and on East Coast seismic programs.

Northwest United States

On September 30, 2008, Husky spent $50 million to acquire petroleum and natural gas rights in the Columbia River Basin located in southeastern Washington and northeast Oregon and a 50% interest in an exploration well currently being drilled.

Offshore China and Indonesia

During 2008, $225 million was spent on exploration drilling in the South China Sea and seismic data acquisition on the East Bawean II exploration block in the Java Sea, Indonesia.

2009 Upstream Capital Program

($ millions)

Western Canada – oil and gas	$ 725
– oil sands	65
East Coast Canada	800
International	500
	$ 2,090

Note: Capital program excludes capitalized administration costs, capitalized interest and asset retirement obligations incurred.

The 2009 capital budget has been established with a view to maintaining the strength of Husky's balance sheet during a period of significant economic and financial uncertainty. Capital expenditures will be focussed on those projects offering the highest potential for returns and long-term growth. A number of projects have been deferred pending improved economics.

Capital expenditures for Western Canada upstream development and exploration will continue to optimize oil and gas producing assets and develop new resource plays. Capital spending on oil sands will be primarily to continue to ramp up Tucker production and optimize development planning at Sunrise.

Offshore the East Coast of Canada, spending will be for North Amethyst tie-back development and to advance the West White Rose tie-back project.

In China and Indonesia, capital spending will be for the delineation and evaluation of the Liwan natural gas discovery, Madura BD, Indonesia natural gas and liquids development and exploration programs offshore China and Indonesia.

Oil and Gas Reserves

Husky applied for and was granted an exemption from certain of the provisions of Canada's National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" and provides oil and gas reserves disclosures in accordance with the United States Securities and Exchange Commission ("SEC") guidelines and the United States Financial Accounting Standards Board ("FASB") disclosure standards. The information disclosed may differ from information prepared in accordance with National Instrument 51-101.


Oil and Gas Reserves
Light Oil
Medium Oil
Heavy Oil
Bitumen
Natural Gas
Combined
(mmbbls)
2,000
1,500
1,000
500
(tcf)
6.0
4.5
3.0
1.5
(mmboe)
4,000
3,000
2,000
1,000
06 07 08
Proved
Probable

Note: Based on year end prices.

For more detail on the Company's oil and gas reserves and the disclosures with respect to the FASB's Statement No. 69, "Disclosures about Oil and Gas Producing Activities" and the differences between Husky's disclosures and those prescribed by National Instrument 51-101, refer to Husky's Annual Information Form available at www.sedar.com or Husky's Form 40-F available at www.sec.gov or on the Company's website at www.huskyenergy.com.

McDaniel & Associates Consultants Ltd., an independent firm of oil and gas reserves evaluation engineers, was engaged to conduct an audit of Husky's crude oil, natural gas and natural gas products reserves. McDaniel & Associates Consultants Ltd. issued an audit opinion stating that Husky's internally generated proved and probable reserves and net present values are, in aggregate, reasonable, and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices in the United States and as set out in the Canadian Oil and Gas Evaluation Handbook.

Husky's proved oil and gas reserves at December 31, 2008 were 896 million boe, down 118 mmboe or 12% from the previous year. Oil and gas reserves decreased in 2008 primarily as a result of a negative revision mainly related to lower heavy oil and bitumen prices at year end.

At December 31, 2008, the present value of future net cash flows after tax from Husky's proved oil and gas reserves, based on prices and costs in effect at year end and discounted at 10%, was $6.4 billion compared with $14.8 billion at December 31, 2007.

Husky's oil and gas reserves are estimated in accordance with the regulations and guidance of the SEC, which requires reserves to be evaluated using prices in effect on the day the reserves are estimated. On December 31, 2008, West Texas Intermediate was U.S. $44.60/bbl, Lloydminster heavy crude oil was $34.56/bbl and bitumen was $29.86/bbl. At these prices some heavy oil proved reserves and all proved bitumen reserves became uneconomic and were removed from reserves until market conditions improve. Heavy crude oil and bitumen are discounted because they require upgrading before processing by conventional refineries and upgrading capacity in North America is limited. Heavy crude oil and bitumen require blending with condensate or light synthetic crude oil ("diluent") in order to be transported in a pipeline.

The additions to crude oil and NGL proved reserves from discoveries, extensions and improved recovery amounted to 44 mmbbls and were primarily from Lloydminster reservoir extensions from step-out drilling, improved recovery from ASP floods and White Rose improved recovery.

The additions to natural gas proved reserves from discoveries, extensions and improved recovery amounted to 182 bcf and were primarily related to exploration in the foothills and deep basin areas of Alberta and British Columbia. Natural gas reserve additions also resulted from field extensions and improved recovery primarily at Bivouac, Caroline and Blackstone. Natural gas proved reserves acquired amounted to 96 bcf mainly in the British Columbia and Alberta foothills.

The revision of previous estimates of negative 84 mmboe to proved oil and gas reserves includes a reduction of 98 mmboe related to the drop in commodity prices at the end of 2008 compared with the end of 2007. This was offset by net positive technical revisions of 14 mmboe. The application of year end pricing for bitumen resulted in a reduction in bitumen reserves which accounted for 69 mmboe or 70% of the total price revision. The remainder was due to lower heavy and medium oil and natural gas prices. This price related revision did not result in any impairment of property, plant and equipment.

Husky's probable oil and gas reserves decreased by 1,781 million boe in 2008. The negative price revision to probable oil and gas reserves amounted to 1,042 million boe; 1,016 million boe or 98% was related to lower bitumen prices. Probable reserves were also reduced by divestitures of 50% of the Sunrise oil sands project and 50% of the Madura natural gas and natural gas liquids development in Indonesia, which in aggregate were 886 million boe.

Oil & Gas Proved + Probable Reserves and Production
(mmbbls & bcf)



1
2
3
4
2,648
Oil & NGL (mmbbls)
Bitumen (mmbbls)
Gas (bcf)
Reserves
Production
549
57
96
1
218
168
32
10
4
258
11
1 Western Canada
2 Newfoundland & Labrador
3 China
4 Indonesia

Note: Based on year end prices.

Reconciliation of Proved Reserves

	Canada						International		Total		
	Western Canada					East Coast					
(constant prices and costs before royalties)	Light Crude Oil & NGL *(mmbbls)*	Medium Crude Oil *(mmbbls)*	Heavy Crude Oil *(mmbbls)*	Bitumen *(mmbbls)*	Natural Gas *(bcf)*	Light Crude Oil *(mmbbls)*	Light Crude Oil *(mmbbls)*	Natural Gas *(bcf)*	Crude Oil & NGL *(mmbbls)*	Natural Gas *(bcf)*	Equivalent Units *(mmboe)*
Proved reserves at December 31, 2007	159	88	205	70	2,191	116	11	–	649	2,191	1,014
Revision of previous estimate	(12)	3	(13)	(69)	(42)	15	–	–	(76)	(42)	(84)
Purchase of reserves in place	2	1	6	–	96	–	–	–	9	96	25
Sale of reserves in place	(1)	–	–	–	(19)	–	–	–	(1)	(19)	(4)
Discoveries, extensions and improved recovery	9	3	27	–	182	5	–	–	44	182	75
Production	(9)	(10)	(38)	(1)	(218)	(32)	(4)	–	(94)	(218)	(130)
Proved reserves at December 31, 2008	**148**	**85**	**187**	**–**	**2,190**	**104**	**7**	**–**	**531**	**2,190**	**896**
Proved and probable reserves At December 31, 2008	**195**	**99**	**255**	**96**	**2,648**	**168**	**21**	**258**	**834**	**2,906**	**1,319**
At December 31, 2007	213	105	282	1,835	2,664	216	37	516	2,688	3,180	3,218

On December 29, 2008, the SEC announced that it had approved revisions to modernize its oil and gas reporting requirements to help investors evaluate their investments in oil and gas companies. The new rules will be effective for fiscal years ending on or after December 31, 2009. These rules provide for disclosure of oil and gas reserves evaluated using annual average prices based on the prices in effect on the first day of each month. Applying this method during 2008, the price of WTI averaged U.S. $101.87, Lloydminster heavy crude oil averaged $60.90/bbl and the price of bitumen averaged $54.51/bbl.

Had the new SEC rules in respect of pricing been in effect at December 31, 2008, Husky's oil and gas reserves based on annual average prices would have been reported as follows:

Proved Reserves in Accordance with Pending SEC Pricing Rules

	Canada						International		Total		
	Western Canada					East Coast					
(constant prices and costs before royalties)	Light Crude Oil & NGL *(mmbbls)*	Medium Crude Oil *(mmbbls)*	Heavy Crude Oil *(mmbbls)*	Bitumen *(mmbbls)*	Natural Gas *(bcf)*	Light Crude Oil *(mmbbls)*	Light Crude Oil *(mmbbls)*	Natural Gas *(bcf)*	Crude Oil & NGL *(mmbbls)*	Natural Gas *(bcf)*	Equivalent Units *(mmboe)*
Proved reserves at December 31, 2008 as reported	148	85	187	–	2,190	104	7	–	531	2,190	896
Price revision	6	4	13	69	32	–	–	–	92	32	98
Proved reserves at December 31, 2008 restated	154	89	200	69	2,222	104	7	–	623	2,222	994
Proved and probable reserves At December 31, 2008 restated	203	103	270	1,182	2,704	186	21	258	1,965	2,962	2,459

Reconciliation of Proved Developed Reserves

	Canada						Intn'l	Total		
	Western Canada					East Coast				
(constant prices and costs before royalties)	Light Crude Oil & NGL *(mmbbls)*	Medium Crude Oil *(mmbbls)*	Heavy Crude Oil *(mmbbls)*	Bitumen *(mmbbls)*	Natural Gas *(bcf)*	Light Crude Oil *(mmbbls)*	Light Crude Oil *(mmbbls)*	Crude Oil & NGL *(mmbbls)*	Natural Gas *(bcf)*	Equivalent Units *(mmboe)*
Proved developed reserves at										
December 31, 2007	136	80	124	47	1,780	94	11	492	1,780	788
Revision of previous estimate	(3)	6	20	(46)	78	16	–	(7)	78	5
Purchase of reserves in place	1	1	4	–	19	–	–	6	19	9
Sale of reserves in place	(1)	–	–	–	(16)	–	–	(1)	(16)	(3)
Discoveries, extensions and improved recovery	4	2	8	–	117	5	–	19	117	39
Production	(9)	(10)	(38)	(1)	(218)	(32)	(4)	(94)	(218)	(130)
Proved developed reserves at December 31, 2008	**128**	**79**	**118**	**–**	**1,760**	**83**	**7**	**415**	**1,760**	**708**

Had the new SEC rules been in effect at December 31, 2008, Husky's proved developed oil and gas reserves based on annual average prices would have been reported as follows:

Proved Developed Reserves in Accordance with Pending SEC Rules

	Canada						Intn'l	Total		
	Western Canada					East Coast				
(constant prices and costs before royalties)	Light Crude Oil & NGL *(mmbbls)*	Medium Crude Oil *(mmbbls)*	Heavy Crude Oil *(mmbbls)*	Bitumen *(mmbbls)*	Natural Gas *(bcf)*	Light Crude Oil *(mmbbls)*	Light Crude Oil *(mmbbls)*	Crude Oil & NGL *(mmbbls)*	Natural Gas *(bcf)*	Equivalent Units *(mmboe)*
Proved developed reserves at										
December 31, 2008 as reported	128	79	118	–	1,760	83	7	415	1,760	708
Price revision	4	3	3	46	24	–	–	56	24	61
Proved developed reserves at										
December 31, 2008 restated	132	82	121	46	1,784	83	7	471	1,784	769

7.4 MIDSTREAM

2008 Earnings $469 Million, down $66 Million from 2007

Upgrader


Synthetic Crude Sales
(mbbls/day)
80
60
40
20
06
07
08


Unit Margin & Operating Costs
($/bbl)
40
30
20
10
06
07
08
Unit Margin
Operating Costs

Pipelines


Daily Throughput
(mbbls/day)
600
450
300
150
06
07
08

Upgrading Earnings Summary

($ millions, except where indicated)		2008	2007	2006
Gross margin		**$ 633**	$ 614	$ 624
Operating and administration expenses		**256**	221	224
Other recoveries		**(4)**	(4)	(6)
Depreciation and amortization		**31**	25	24
Income taxes		**105**	90	97
Net earnings		**$ 245**	$ 282	$ 285
Upgrader throughput (1)	*(mbbls/day)*	**68.1**	61.4	71.0
Synthetic crude oil sales	*(mbbls/day)*	**58.7**	53.1	62.5
Upgrading differential	*($/bbl)*	**$ 28.77**	$ 30.73	$ 26.16
Unit margin	*($/bbl)*	**$ 29.48**	$ 31.67	$ 27.35
Unit operating cost (2)	*($/bbl)*	**$ 10.30**	$ 9.83	$ 8.65

(1) Throughput includes diluent returned to the field.
(2) Based on throughput.

In 2008, upgrading earnings were 13% lower than 2007. Upgrader throughput was 11% higher compared with the same period in 2007. In May and June 2007, throughput was lower due to a 49-day scheduled turnaround and installation of new coke drums. In March and April 2008, the upgrader was shut down for 34 days for a scheduled turnaround and throughput was also impacted by a temporary shutdown to replace the hydrogen plant catalyst. However, the higher throughput in 2008 was offset by declining differentials compared with 2007.

Unlike heavy crude oil, synthetic crude oil is a higher value feedstock for many refineries in Canada and the United States. During 2008, the price of Husky's synthetic crude oil averaged $108.73/bbl (2007, $79.11/bbl) compared with the average cost of blended heavy crude oil from the Lloydminster area of $79.96/bbl (2007, $48.38/bbl). This resulted in an average synthetic/heavy crude differential of $28.77/bbl (2007, $30.73/bbl) and a gross unit margin of $29.48/bbl (2007, $31.67/bbl). Gross unit margin includes secondary products. The cost of upgrading averaged $10.30/bbl compared with $9.83/bbl in 2007, which results in a net margin for upgrading Lloydminster heavy crude of $19.18/bbl, down 12% compared with $21.84/bbl in 2007.

Operating costs have increased in 2008 due to higher steam, gas, and electricity volumes and prices, offset by lower contract labour. Depreciation is recorded at the upgrader on a unit of production basis which is the primary driver behind the increase in 2008 compared with 2007.

Earnings in 2007 include a recovery of income taxes of $26 million reflecting changes in the statutory tax rate announced in 2007.

Upgrading Earnings Variance Analysis


($ millions)
400
300
200
100
285
84
94
10
7
11
1
282
47
66
7
15
28
6
245
2006
Differential
Volume
Non-Energy Costs
Income Taxes
Energy Costs
Depreciation
2007
Differential
Volume
Non-Energy Costs
Income Taxes
Energy Costs
Depreciation
2008

Infrastructure and Marketing Earnings Summary

($ millions, except where indicated)		**2008**	2007	2006
Gross margin				
Pipeline		**$ 120**	$ 115	$ 104
Other infrastructure and marketing		**249**	278	208
		369	393	312
Operating and administration expenses		**17**	14	11
Depreciation and amortization		**31**	28	24
Income taxes		**97**	98	80
Net earnings		**$ 224**	$ 253	$ 197
Commodity volumes managed	*(mboe/day)*	**1,103**	1,042	994
Aggregate pipeline throughput	*(mbbls/day)*	**507**	501	475

Infrastructure and marketing earnings in 2008 decreased by $29 million compared with 2007. In 2007, higher earnings from oil and gas commodity marketing were realized as crude oil premiums, gas storage profits and NGL extraction margins rose to unprecedented levels. In the latter half of 2008, rapidly declining commodity prices resulted in lower marketing earnings. Pipeline earnings in 2008 increased over 2007 supported by higher throughput volume. Earnings in 2007 include a recovery of income taxes of $13 million reflecting changes in the statutory tax rate announced in 2007.

Midstream Capital Expenditures

Midstream capital expenditures totalled $193 million in 2008. At the Lloydminster upgrader, Husky spent $99 million, primarily for contingent consideration and facility reliability projects. The remaining $94 million was spent on the pipeline extension between Lloydminster and Hardisty, Alberta, tankage upgrades at Hardisty and capital enhancements of the cogeneration plants.

7.5 DOWNSTREAM

2008 Loss $295 Million, down $592 Million from 2007

In 2008, the downstream segment earnings include twelve months from the Lima, Ohio Refinery, which was acquired on July 1, 2007 and nine months from the BP-Husky Toledo, Ohio Refinery, 50% of which was acquired on March 31, 2008.

Canadian Refined Products


Light Oil Product Marketing
Volume
(10⁶ litres/day)
12
9
6
3
06 07 08
Outlets
600
450
300
150
06 07 08
Volume per Outlet
(10³ litres/day)
16
12
8
4
06 07 08
Asphalt Products
Volume
(mbbls/day)
24
18
12
6
06 07 08

Canadian Refined Products Earnings Summary

($ millions, except where indicated)		**2008**	2007	2006
Gross margin				
Fuel sales		**$ 96**	$ 156	$ 137
Ethanol sales		**26**	32	1
Ancillary sales		**42**	42	36
Asphalt sales		**130**	160	94
		294	390	268
Operating and administration expenses		**67**	82	74
Depreciation and amortization		**81**	66	48
Income taxes		**40**	50	40
Net earnings		**$ 106**	$ 192	$ 106
Number of fuel outlets		**492**	505	505
Refined products sales volume				
Light oil products	*(million litres/day)*	**7.9**	8.7	8.7
Light oil products per outlet	*(thousand litres/day)*	**13.0**	13.2	12.9
Asphalt products	*(mbbls/day)*	**24.0**	21.8	23.4
Refinery throughput				
Prince George refinery	*(mbbls/day)*	**10.1**	10.5	9.0
Lloydminster refinery	*(mbbls/day)*	**26.1**	25.3	27.1
Ethanol production	*(thousand litres/day)*	**627.2**	324.6	59.7

Fuel sales margins in 2008 decreased due to lower average retail margins and lower sales volumes due to weak demand. Volumes sold were also impacted by shortages from third party suppliers due to refinery outages. Margins on asphalt products were lower than those of the previous year due to rising crude oil feedstock costs for the first nine months of 2008 partially offset by declining costs in the fourth quarter. Ethanol production increased 93% over 2007 due to the startup of the new Minnedosa Ethanol Plant, which commenced operations at the end of 2007; however earnings from total ethanol sales for both plants were lower than 2007 due to much lower sales values, higher feedstock costs, and natural gas costs.

Earnings in 2007 include a recovery of income taxes of $26 million reflecting changes in the statutory tax rate announced in 2007.

U.S. Refining and Marketing

U.S. Refining and Marketing Earnings Summary

($ millions, except where indicated)		**2008**	2007
Gross refining margin		**$ (58)**	$ 310
Processing costs		**414**	93
Operating and administration expenses		**3**	1
Interest – net		**3**	1
Depreciation and amortization		**154**	47
Income taxes		**(231)**	63
Net earnings (loss)		**$ (401)**	$ 105
Selected operating data:			
Lima Refinery throughput	*(mbbls/day)*	**136.6**	143.8 (2)
Toledo Refinery throughput	*(mbbls/day)*	**60.6** (1)	–
Refining margin	*($/bbl crude throughput)*	**$ (0.88)**	$ 12.42
Refinery inventory *(feedstocks and refined products)*	*(mmbbls)*	**11.9**	7.4

(1) The BP-Husky Toledo Refinery operating results are included from March 31, 2008, the date the acquisition was completed. Throughput represents Husky's share of nine months of operations.

(2) The Lima Refinery operating results are included from July 1, 2007, the date the acquisition was completed. Throughput represents six months of operations.

The U.S. Refining and Marketing segment commenced operations on July 1, 2007 with the acquisition of the Lima, Ohio Refinery, as a first step in pursuing integration and enhancing the value of heavy oil and bitumen production.

On March 31, 2008, Husky completed a transaction that resulted in the formation of two joint venture entities forming an integrated oil sands business and a refining joint venture. Husky holds a 50% interest in the BP-Husky Toledo Refinery.

Results in 2008 were significantly impacted by the drop in demand for motor fuels that began in mid-2007 and continued through 2008, in line with deteriorating U.S. and global economic conditions. Lower consumption combined with higher product stocks resulted in narrow refining crack spreads compared with 2007. Margins on distillates, which were in high demand globally, were stronger than gasoline margins and Husky continued to optimize refinery throughput toward distillate production to maximize margins. Low gasoline margins resulted in lower crude throughputs at Lima. Crude supply disruptions associated with hurricanes Gustav, Hanna and Ike widened spreads for a period but impacted crude oil feedstock availability. Toledo was also limited in its ability to capitalize on wider sweet/sour differentials as production was impacted by planned process unit outages to complete priority maintenance and turnaround activities.

Pricing for refinery output at the Lima and Toledo refineries is impacted by the New York Harbor 3:2:1 refining crack spread and the Chicago refining crack spread. Refining crack spreads at Chicago averaged U.S. $11.17/bbl in 2008 compared with U.S. $17.68 in 2007 and the New York Harbor 3:2:1 refining crack spread averaged U.S. $9.96/bbl in 2008 compared with U.S. $14.15 in 2007. Chicago 3:2:1 crack spreads reached a low of negative U.S. $1.83/bbl during 2008 and the New York Harbor 3:2:1 refining crack spread was as low as U.S. $2.00/bbl. Husky's refining margin was U.S. $0.46/bbl in 2008 with a Canadian dollar equivalent of negative $0.88. The impact of the weakening Canadian dollar in the fourth quarter and its impact on the translation of losses incurred in the quarter results in an overall negative margin on translation for the year. This is a result of earnings from the first nine months of 2008 translated at an average rate of U.S. $0.982 per Canadian dollar compared with larger losses in the fourth quarter translated at an average rate of $0.824 U.S. per Canadian dollar.

The market refining crack spread is based on crude feedstock accounted for on a last in first out basis ("LIFO"). However, Husky's financial statements are based on first in first out ("FIFO") inventory accounting which is in accordance with Canadian GAAP. In a stable commodity price environment, FIFO and LIFO accounting should not result in significant differences between market benchmarks and individual refinery results. In a rapidly declining commodity price environment as existed in the fourth quarter of 2008, the result is that the cost of crude feedstock consumed is higher on a FIFO basis than on a LIFO basis as it was acquired in a significantly higher commodity price environment as a result of the time lag between crude feedstock purchase and processing through the refinery.

In addition, the Chicago and the New York Harbor 3:2:1 refining crack spread are based on a product mix that includes only gasoline and distillate. The output of the Lima and Toledo refineries is approximately 12% other refined products which typically sell for lower prices than gasoline or distillate.

Processing costs for 2008 were impacted by turnaround activity and higher energy costs at Toledo and higher energy and maintenance costs at Lima.

Downstream Capital Expenditures

Downstream capital expenditures totalled $288 million during 2008.

In Canada, capital expenditures totalled $155 million, $101 million for retail network remodeling, automation and facility upgrades, $28 million for upgrades and environmental protection at the Prince George and Lloydminster refineries, $19 million for upgrades at the Minnedosa and Lloydminster ethanol plants and $7 million for asphalt distribution and processing upgrades.

In the United States, capital expenditures totalled $133 million, $80 million at the Lima Refinery for the front end engineering design for an isocracker debottleneck project and for various environmental protection and facility upgrades. At the BP-Husky Toledo Refinery, capital expenditures totalled $53 million primarily for facility upgrades and environmental protection.

7.6 CORPORATE

2008 Income $203 Million, up $417 Million from 2007

Corporate Earnings Summary

($ millions) income (expense)	**2008**	2007	2006
Intersegment eliminations – net	**$ 61**	$ (51)	$ 20
Administration expenses	**(47)**	(63)	(61)
Stock-based compensation	**33**	(88)	(138)
Depreciation and amortization	**(30)**	(25)	(27)
Interest – net	**(144)**	(129)	(92)
Foreign exchange	**335**	51	24
Income taxes	**(5)**	91	117
Net earnings (loss)	**$ 203**	$ (214)	$ (157)

In 2008, intersegment eliminations were $112 million lower than in 2007 as inventory values decreased with commodity prices. Foreign exchange gains in 2008 were higher than in 2007 primarily resulting from an increase in the Canadian dollar equivalent of the U.S. dollar denominated contribution receivable that Husky recorded on the formation of the Sunrise partnership (refer to Section 5.1 of this MD&A and Note 10 to the Consolidated Financial Statements for the year ended December 31, 2008). In addition, net foreign exchange gains were recorded on working capital, offset by foreign exchange losses on U.S. dollar denominated debt. A recovery of stock-based compensation was recorded in 2008 compared to an expense in 2007 due to the decline in Husky's share price during the year. Interest expense increased due to a higher average borrowing balance in 2008 and no interest capitalized in 2008 compared with 2007.

Foreign Exchange Summary

($ millions)	**2008**	2007	2006
(Gain) loss on translation of U.S. dollar denominated long-term debt			
Realized	**$ (5)**	$ –	$ (42)
Unrealized	**222**	(197)	35
	217	(197)	(7)
Cross currency swaps			
Realized	**–**	–	47
Unrealized	**(83)**	62	(43)
	(83)	62	4
Contribution receivable	**(228)**	–	–
Other (gains) losses	**(241)**	84	(21)
	$ (335)	$ (51)	$ (24)
U.S./Canadian dollar exchange rates:			
At beginning of year	**U.S. $1.012**	U.S. $0.858	U.S. $0.858
At end of year	**U.S. $0.817**	U.S. $1.012	U.S. $0.858

Foreign Exchange Risk

Husky's results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company's revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. The majority of Husky's expenditures are in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities.

In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky's U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2008, 100% or $2.0 billion of the Company's long-term debt was denominated in U.S. dollars (93% or $2.6 billion at December 31, 2007). The U.S./Cdn exchange rate at the end of 2008 was U.S. $0.817 (2007 U.S. $1.012). The percentage of Husky's long-term debt exposed to the U.S./Cdn exchange rate decreases to 78% when the cross currency swaps are included. Additionally, U.S. $687 million (2007 – $1.5 billion) of the Company's U.S. dollar denominated debt has been designated as a hedge of a net investment and the unrealized foreign exchange gain is recorded in Other Comprehensive Income, further reducing the long-term debt exposed to the U.S./Cdn exchange rate to 35% (2007 – 27%).

The contribution receivable representing BP's obligation to fund capital expenditures of the Sunrise partnership is denominated in U.S. dollars and gains and losses from changes in the value of the Canadian dollar versus the U.S. dollar are recorded in foreign exchange gains and losses in the current year. At December 31, 2008 the balance of this receivable was U.S. $1.2 billion including accrued interest. Husky has an obligation to fund capital expenditures of the BP-Husky Toledo Refinery and this contribution payable is denominated in U.S. dollars. Gains and losses from the translation of this obligation are recorded in Other Comprehensive Income as this item relates to a self sustaining foreign operation. At December 31, 2008 the balance of this obligation was U.S. $1.4 billion including accrued interest. Refer to Section 8.6, "Financial Risk and Risk Management."

Consolidated Income Taxes

Consolidated income taxes increased in 2008 to $1.4 billion from $913 million in 2007, an effective tax rate of 27% for 2008 and 22% for 2007.

In 2007, a recovery of future income taxes resulted from recording non-recurring tax benefits of $395 million, $365 million due to changes in the tax rate levied by the Federal Government by Bill C-28 and $30 million due to changes from Bill C-52. In 2006, a recovery of future taxes resulted from recording non-recurring tax benefits of $328 million that arose due to changes in the tax rates for the governments of Canada ($198 million), Alberta ($90 million) and Saskatchewan ($40 million).

The following table shows the effect of non-recurring tax benefits for the periods noted:

($ millions)	**2008**	2007	2006
Income taxes before tax amendments	**$ 1,396**	$ 1,308	$ 1,108
Canadian federal and provincial tax amendments	**–**	395	328
Income taxes as reported	**$ 1,396**	$ 913	$ 780

Taxable income from Canadian operations is primarily generated through partnerships, with the related income taxes payable in a future period. Accrued liabilities include $615 million of cash tax payable in 2009. In addition, during 2009 cash tax instalments of $900 million are payable in respect of the 2008 reported earnings but which are not taxable until 2009.

Corporate Capital Expenditures

Corporate capital expenditures of $47 million in 2008 were primarily for computer hardware, software, office furniture and renovations and equipment and system upgrades. In 2007, corporate capital expenditures were $44 million.

7.7 FOURTH QUARTER

Consolidated net earnings during the fourth quarter of 2008, were $232 million, a decrease of $842 million or 78% compared with the fourth quarter of 2007. During the fourth quarter of 2007, Husky recorded a tax benefit of $365 million that resulted from the substantive enactment of Bill C-28 on December 13, 2007. Aside from the non-recurring tax benefit, net earnings decreased by $477 million or 67% in the fourth quarter of 2008 compared with the same period in 2007.

Pre-tax earnings from the upstream sector were $446 million in the fourth quarter of 2008, a decrease of $368 million. Weaker upstream earnings in the fourth quarter of 2008 were due largely to lower crude oil prices realized of $49.02/bbl (average of all products) compared with $63.34/bbl in the fourth quarter of 2007. Production for the fourth quarter of 2008 was 358,400 bbls/day compared with 367,500 bbls/day in the fourth quarter of 2007 primarily due to lower natural gas production in Western Canada. Natural gas prices in the fourth quarter of 2008 averaged $6.84/mcf compared with $5.72 during the same period in 2007.

Lower pre-tax earnings from upgrading operations were due to lower average upgrading differentials which resulted from declining synthetic crude oil prices combined with narrowing heavy to light oil differentials. Pre-tax earnings from infrastructure and marketing were also the result of declining commodity prices throughout the fourth quarter of 2008 which result in lower broker margins.

Canadian refined products pre-tax earnings declined due to weak retail gasoline margins and demand for product, partially offset by higher margins for asphalt. Fourth quarter 2008 ethanol production increased 90% due to the start-up of the Minnedosa ethanol plant, which commenced operations at the end of 2007, however margins declined due to increasing input costs and declining demand. The U.S. Refining and Marketing results include the Lima, Ohio Refinery which was acquired on July 1, 2007 and 50% of the BP-Husky Toledo, Ohio Refinery which was acquired on March 31, 2008. Pre-tax earnings were lower in the fourth quarter of 2008 due to dramatically declining crack spreads and inventory write downs of $599 million pre-tax ($382 million after tax) which resulted in losses at both refineries.

7.8 RESULTS OF OPERATIONS FOR 2007 COMPARED WITH 2006

Net earnings in 2007 were $3,214 million compared with $2,726 million in 2006. The increase of $488 million was attributable to the following:

Upstream – increase of $301 million due to higher crude oil prices and higher light crude oil production partially offset by lower natural gas sales volume and prices, higher operating costs and DD&A.

Midstream – increase of $53 million due to wider upgrading differentials, higher oil and gas commodity marketing earnings and higher pipeline throughput volume partially offset by lower sales volume of synthetic crude oil due to a 49-day plant turnaround.

Downstream – increase of $191 million due to the acquisition of the Lima, Ohio Refinery, for which results have been included from July 1, 2007, and increased Canadian downstream earnings from higher retail light oil product and asphalt product margins.

Corporate – expense increased by $57 million due to higher intersegment profit eliminations, higher interest expense and higher staffing costs offset by lower stock-based compensation expense and higher foreign exchange gains.

8.0 Liquidity and Capital Resources

8.1 SUMMARY OF CASH FLOW

In 2008, cash flow from operating activities financed the Company's capital expenditure requirements, dividend payments and repayment of debt. Husky maintained its strong financial position at December 31, 2008 with debt of $1,957 million offset by cash on hand of $913 million for $1,044 million of net debt at December 31, 2008. Husky has no long-term debt maturing until 2012. In addition, at December 31, 2008 Husky had $1.5 billion in unused committed credit facilities, with an additional $104 million in unused short-term uncommitted credit facilities.

	2008	2007	2006
Cash flow – operating activities *($ millions)*	**$ 6,802**	$ 4,657	$ 5,009
– financing activities *($ millions)*	**$ (2,559)**	$ 433	$ (1,626)
– investing activities *($ millions)*	**$ (3,538)**	$ (5,324)	$ (3,109)
Debt to capital employed *(percent)*	**12.0**	19.5	14.3
Debt to cash flow from operations *(times)*	**0.3**	0.5	0.4
Corporate reinvestment ratio *(percent)* [1]	**66**	86	70

(1) Reinvestment ratio is based on net capital expenditures including corporate acquisitions.

Cash Flow from Operating Activities

In 2008, cash generated from operating activities was $6.8 billion compared with $4.7 billion in 2007. Cash flow from operations was higher in 2008 mainly due to higher crude oil and natural gas prices, which were partially offset by losses in the U.S. downstream business.

Cash Flow from (used for) Financing Activities

In 2008, cash used in financing activities was $2.6 billion. The cash used was mainly due to repayment of long-term debt of $1.3 billion and payment of dividends of $1.5 billion. This was partially offset by an increase in the Company's investment in working capital of $146 million. In 2007, cash provided by financing activities of $433 million was mainly due to the issuance of long-term debt to acquire the Lima Refinery. The debt issuances and repayments presented in the Consolidated Statements of Cash Flows include multiple drawings and repayments under revolving debt facilities.

Cash Flow used for Investing Activities

Cash used in investing activities amounted to $3.5 billion in 2008, a decrease of $1.8 billion over 2007. Cash invested in both years was used primarily for capital expenditures, with $2.6 billion in 2007 for the acquisition of the Lima Refinery.

8.2 WORKING CAPITAL COMPONENTS

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2008, Husky's working capital was $426 million compared with a working capital deficiency of $51 million at December 31, 2007.

($ millions)	**2008**	2007	Change	
Current assets				
Cash and cash equivalents	**$ 913**	$ 208	$ 705	Strong earnings and cash flow
Accounts receivable	**1,344**	1,622	(278)	Lower crude oil prices
Inventories	**1,032**	1,190	(158)	Lower Lima inventory offset by inclusion of Toledo inventory
Prepaid expenses	**33**	28	5	
	3,322	3,048	274	
Current liabilities				
Accounts payable	**1,608**	1,460	(148)	Higher capital accruals
Accrued interest payable	**22**	20	(2)	
Income taxes payable	**419**	36	(383)	Higher taxable income
Other accrued liabilities	**847**	842	(5)	
Long-term debt due within one year	**-**	741	741	Repayment of bridge financing
	2,896	3,099	203	
Working capital (deficiency)	**$ 426**	$ (51)	$ 477	

Sources and Uses of Cash

Liquidity describes a company's ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and develop reserves, to acquire strategic oil and gas assets, repay maturing debt and pay dividends. Husky's upstream capital programs are funded principally by cash provided from operating activities and committed credit facilities. During times of low oil and gas prices, part of a capital program can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining production, it may be necessary to utilize alternative sources of capital to continue the Company's strategic long-term investment plan during periods of low commodity prices. As a result, Husky frequently evaluates its options with respect to sources of long and short-term capital resources. In addition, from time to time the Company engages in hedging a portion of production to protect cash flow in the event of commodity price declines. Corporate acquisitions, such as the Lima Refinery are financed by issuing investment grade long-term debt.

At December 31, 2008, outstanding long-term debt totalled $2.0 billion, including amounts due within one year, compared with $2.8 billion at December 31, 2007. The Company does not have any debt maturing before 2012.

Cash and cash equivalents at December 31, 2008 totalled $913 million compared with $208 million at the beginning of the year.

At December 31, 2008, Husky had unused committed long and short-term borrowing credit facilities totalling $1.5 billion. In addition, a further $270 million of uncommitted short-term borrowing facilities were available of which a total of $166 million were used in support of outstanding letters of credit.

The Sunrise Oil Sands Partnership has an unsecured demand credit facility available of $10 million for general purposes. Husky's proportionate share is $5 million.

In 2008, Husky initiated a cash tender offer to purchase any and all of the U.S. $225 million 8.90% capital securities outstanding. At the time of expiration of the tender offer, U.S. $214 million or 95% of the capital securities had been tendered. The remaining capital securities were redeemed in 2008.

In 2008, Husky redeemed the 6.95% medium-term notes – Series E due July 14, 2009. The principal amount was $200 million and the redemption price, including accrued interest, totalled $208 million.

During 2008, Husky repurchased U.S. $63 million of the outstanding U.S. $450 million 6.80% notes due September 2037.

Dividends were declared that aggregated $1.70 per share totalling $1.4 billion in 2008. The Board of Directors of Husky has established a dividend policy that pays quarterly dividends of $0.30 ($1.20 annually) per common share. The declaration of dividends will be at the discretion of the Board of Directors, which will consider earnings, capital requirements, the Company's financial condition and other relevant factors.

Capital Structure

	December 31, 2008	
($ millions)	Outstanding	Available
Total short-term and long-term debt	$ 1,957	$ 1,604
Common shares, retained earnings and accumulated other comprehensive income	$14,388	

Credit Ratings

Husky's senior debt and capital securities have been rated investment grade by several rating agencies. These ratings are disclosed and explained in detail in Husky's Annual Information Form.

8.3 CASH REQUIREMENTS

Contractual Obligations and Other Commercial Commitments

In the normal course of business, Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

Contractual Obligations

Payments due by period *($ millions)*	Total	2009	2010–2011	2012–2013	Thereafter
Long-term debt and interest on fixed rate debt	$ 3,554	$ 127	$ 254	$ 695	$ 2,478
Operating leases	466	115	187	136	28
Firm transportation agreements	637	144	142	102	249
Unconditional purchase obligations (1)	4,402	2,775	1,352	113	162
Lease rentals and exploration work agreements	1,020	178	309	219	314
Asset retirement obligations (2)	5,232	29	58	52	5,093
	$15,311	$ 3,368	$ 2,302	$ 1,317	$ 8,324

(1) Includes purchase of refined petroleum products, processing services, distribution services, insurance premiums, drilling rig services and natural gas purchases.

(2) Asset retirement obligations – amounts represent the undiscounted future payments for the estimated cost of abandonment, removal and remediation associated with retiring the Company's assets.

Based on Husky's 2009 commodity price forecast, the Company believes that its non-cancellable contractual obligations and other commercial commitments and 2009 capital program will be funded by cash flow from operating activities and, to the extent required, by available committed credit facilities and the issuance of long-term debt. In the event of significantly lower cash flow, Husky would be able to defer certain projected capital expenditures without penalty.

Estimated Obligations Not Included in the Table

Husky provides a defined contribution plan and a post-retirement health and dental plan for all qualified employees in Canada. The Company also provides a defined benefit pension plan for approximately 140 active employees and 458 retirees and their beneficiaries in Canada. This plan was closed to new entrants in 1991 after the majority of employees transferred to the defined contribution pension plan. Husky provides a defined benefit pension plan for approximately 385 active employees in the United States. This pension plan was established effective July 1, 2007 in conjunction with the acquisition of the Lima Refinery. Husky also assumed a post-retirement welfare plan covering the employees at the Lima Refinery. See Note 20 to the Consolidated Financial Statements.

Husky has an obligation to fund a contribution payable of U.S. $1.4 billion to the BP-Husky Toledo Refinery LLC (refer to Note 10 to the Consolidated Financial Statements) which is payable between December 31, 2008 and December 31, 2015 with the final balance due and payable by December 31, 2015. The timing of payments during this period will be determined by the capital expenditures made at the refinery during this same period.

Other Obligations

Husky is also subject to various contingent obligations that become payable only if certain events or rulings were to occur. The inherent uncertainty surrounding the timing and financial impact of these events or rulings prevents any meaningful measurement, which is necessary to assess impact on future liquidity. Such obligations include environmental contingencies, contingent consideration and potential settlements resulting from litigation.

The Company has a number of contingent environmental liabilities, which individually have been estimated to be immaterial and have not been reflected in the Company's financial statements beyond the associated asset retirement obligations. These contingent environmental liabilities are primarily related to the migration of contamination at fuel outlets and certain legacy sites where Husky had previously conducted operations. The contingent environmental liabilities involved have been considered in aggregate and based on reasonable estimates the Company does not believe they will result, in aggregate, in a material adverse effect on its financial position, results of operations or liquidity.

8.4 OFF–BALANCE SHEET ARRANGEMENTS

Accounts Receivable Securitization Program

In the ordinary course of business, Husky engages in the securitization of accounts receivable. The securitization program permits the sale of a maximum of $350 million of accounts receivable on a revolving basis. At December 31, 2008, there were no accounts receivable sold under the program. The securitization agreement expires on March 31, 2009. The accounts receivable are sold to an unrelated third party and in accordance with the agreement the Company must provide a loss reserve to replace defaulted receivables.

The securitization program provides Husky with cost-effective short-term funding for general corporate use. These are accounted for as asset sales. In the event the program is terminated Husky's liquidity would not be substantially reduced.

Standby Letters of Credit

In addition, from time to time, Husky issues letters of credit in connection with transactions in which the counterparty requires such security.

Derivative Instruments

Husky utilizes derivative financial instruments in order to manage unacceptable risk. The derivative financial instruments currently outstanding are listed and discussed in Section 8.6, "Financial Risk and Risk Management."

8.5 TRANSACTIONS WITH RELATED PARTIES AND MAJOR CUSTOMERS

TransAlta Power, L.P. is an indirect subsidiary of Cheung Kong Infrastructure Holdings Ltd., which is majority owned by Hutchison Whampoa Limited, which owns 100% of U.F. Investments (Barbados) Ltd., a 34.58% shareholder in Husky. TransAlta Power, L.P. is a 49.99% owner of TransAlta Cogeneration, L.P., the Company's partner in the Meridian cogeneration plant in Lloydminster, Saskatchewan. Husky sells natural gas to the Meridian cogeneration plant and other cogeneration plants owned by TransAlta Power, L.P. The Company received the market price or negotiated medium-term contracts based on market-related terms for these commodities. During 2008, Husky sold $125 million of natural gas to TransAlta Power, L.P.

Husky did not have any customers that constituted more than 10% of total sales and operating revenues during 2008.

8.6 FINANCIAL RISK AND RISK MANAGEMENT

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates, interest rates, credit risk and changes in fiscal, monetary and other financial policies related to royalties, taxes and others. Refer to Section 6, "The 2008 Business Environment." From time to time, the Company will use derivative instruments to manage its exposure to these risks.

The global financial and economic crisis which developed in 2008 has increased the risk associated with timely access to debt capital and banking markets and the current market instability may have an impact on Husky's ability to borrow in the capital markets at acceptable rates.

Commodity Price Risk Management

Husky uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

Foreign Currency Risk Management

At December 31, 2008, Husky had the following cross currency debt swaps in place:

- U.S. $150 million at 6.25% swapped at $1.41 to $211 million at 7.41% until June 15, 2012.
- U.S. $75 million at 6.25% swapped at $1.19 to $89 million at 5.65% until June 15, 2012.
- U.S. $50 million at 6.25% swapped at $1.17 to $59 million at 5.67% until June 15, 2012.
- U.S. $75 million at 6.25% swapped at $1.17 to $88 million at 5.61% until June 15, 2012.

At December 31, 2008, Husky had the following freestanding derivatives in place where it had entered into forward purchases of U.S. dollars (refer to Note 22 to the Consolidated Financial Statements):

- U.S. $98 million bought at $0.9860 for $97 million from January 2008 to June 2011.
- U.S. $98 million bought at $0.9777 for $96 million from January 2008 to June 2011.

At December 31, 2008, the cost of a U.S. dollar in Canadian currency was $1.22.

A change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky's U.S. dollar denominated debt, as expressed in Canadian dollars, as well as in the related interest expense. At December 31, 2008, 100% or $2.0 billion of Husky's long-term debt was denominated in U.S. dollars. The percentage of the Company's long-term debt exposed to the U.S./Canadian exchange rate decreases to 78% when cross currency swaps are considered.

Effective July 1, 2007, Husky's U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the net investment in the U.S. refining operations, which are considered self-sustaining. During the second quarter of 2008, the Company repaid bridge financing of U.S. $750 million. In the third quarter of 2008, Husky repurchased U.S. $43 million of bonds that were classified as a net investment hedge. In October, an additional U.S. $20 million were repurchased. As a result, the net investment hedge is limited to the remaining U.S. $687 million. As at December 31, 2008, foreign exchange losses arising from the translation of the debt were $165 million, net of tax of $27 million, which was recorded in "Other Comprehensive Income."

Interest Rate Risk Management

In 2008, interest rate risk management activities resulted in a decrease to interest expense of less than $1 million.

Husky has interest rate swaps on $200 million of long-term debt effective February 8, 2002 whereby 6.95% was swapped for CDOR + 175 bps until July 14, 2009. During 2008, these swaps resulted in an offset to interest expense amounting to $1 million. The interest rate swaps were discontinued as a fair value hedge on August 29, 2008 given the $200 million medium-term notes were redeemed. For the remainder of 2008, the fair value changes were included in other expenses.

The amortization of previous interest rate swap terminations resulted in an additional $5 million offset to interest expense in 2008.

Cross currency swaps resulted in an addition to interest expense of $6 million in 2008.

Credit and Contract Risk

Husky actively manages its exposure to credit and contract execution risk from both a customer and a supplier perspective

8.7 OUTSTANDING SHARE DATA

Authorized:

- unlimited number of common shares
- unlimited number of preferred shares

Issued and outstanding: February 12, 2009

■ common shares	849,361,278
■ preferred shares	none
■ stock options	30,557,694
■ stock options exercisable	7,179,605

At February 12, 2009, 50.4 million common shares were reserved for issuance under the stock option plan. Options awarded under the stock option plan have a maximum term of five years and vest evenly over the first three years.

9.0 Application of Critical Accounting Estimates

Husky's Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Significant accounting policies are disclosed in Note 3 to the Consolidated Financial Statements. Certain of the Company's accounting policies require subjective judgment about uncertain circumstances. The following discussion highlights the nature and potential effect of these estimates. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

FULL COST ACCOUNTING FOR OIL AND GAS ACTIVITIES

The indicated change in the following estimates will result in a corresponding increase in the amount of DD&A expense charged to income in a given period:

An increase in:

- estimated costs to develop the proved undeveloped reserves;
- estimated fair value of the ARO related to the oil and gas properties; and
- estimated impairment of costs excluded from the DD&A calculation.

A decrease in:

- previously estimated proved oil and gas reserves; and
- estimated proved reserves added compared to capital invested.

DEPLETION EXPENSE

All costs associated with exploration and development are capitalized on a country-by-country basis. The aggregate of capitalized costs, net of accumulated DD&A, plus the estimated costs required to develop the proved undeveloped reserves, less estimated salvage values, is charged to income over the life of the proved reserves using the unit of production method.

WITHHELD COSTS

Costs related to unproved properties and major development projects are excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. Impairment is transferred to costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

CEILING TEST

Each cost centre's capitalized costs are tested for recoverability at least yearly. The test compares the estimated undiscounted future net cash flows from proved oil and gas reserves based on forecast prices and costs to the carrying amount of a cost centre. If the future cash flows are lower than the carrying costs, the cost centre is written down to its fair value. Fair value is estimated using present value techniques, which incorporate risks and other uncertainties as well as the future value of reserves when determining estimated cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS

Impairment is indicated if the carrying value of the long-lived asset or oil and gas cost centre is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings.

FAIR VALUE OF DERIVATIVE INSTRUMENTS

Periodically Husky utilizes financial derivatives to manage market risk. Effective January 1, 2007, Husky adopted CICA section 3855, "Financial Instruments – Recognition and Measurement," section 3865, "Hedges," section 1530, "Comprehensive Income" and section 3861, "Financial Instruments – Disclosure and Presentation." These standards provide the recognition, measurement and disclosure requirements for financial instruments and hedge accounting. Refer to Note 19 in the Consolidated Financial Statements.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimate of fair value for interest rate and foreign currency hedges is determined primarily through forward market prices and compared with quotes from financial institutions. The estimation of fair value for the Company's embedded derivative and the forward purchases of U.S. dollars to partially offset the fluctuations in foreign exchange related to the embedded derivative is determined using forward market prices.

ASSET RETIREMENT OBLIGATION

Husky has significant obligations to remove tangible assets and restore land after operations cease and Husky retires or relinquishes the asset. The Company's ARO primarily relates to the upstream business. The retirement of upstream assets consists primarily of plugging and abandoning wells, removing and disposing of surface and subsea equipment and facilities and restoration of land to a state required by regulation or contract. Estimating the ARO requires us to estimate costs that are many years in the future. Restoration technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations.

Inherent in the calculation of the ARO are numerous assumptions and judgments including the ultimate settlement amounts, future third-party pricing, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions result in changes to the ARO.

EMPLOYEE FUTURE BENEFITS

The determination of the cost of the post-retirement health and dental care plan and defined benefit pension plan reflects a number of assumptions that affect the expected future benefit payments. These assumptions include, but are not limited to, attrition, mortality, the rate of return on pension plan assets and salary escalations for the defined benefit pension plan and expected health care cost trends for the post-retirement health and dental care plan. The fair value of the plan assets are used for the purposes of calculating the expected return on plan assets.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

Husky is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined it is charged to earnings. Husky must continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.

INCOME TAX ACCOUNTING

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

BUSINESS COMBINATIONS

Under the purchase method, the acquiring company includes the fair value of the various assets and liabilities of the acquired entity on its balance sheet. The determination of fair value necessarily involves many assumptions. In some circumstances the fair value of an asset is determined by estimating the amount and timing of future cash flow associated with that asset. The actual amounts and timing of cash flow may differ materially and may possibly lead to an impairment charged to earnings.

GOODWILL

In combination with purchase accounting, any excess of the purchase price over fair value is recorded as goodwill. Since goodwill results from the culmination of purchase accounting, described above, it too is inherently imprecise. Goodwill must be assessed annually for impairment and necessarily requires the judgmental determination of the fair value of assets and liabilities.

10.0 New and Pending Accounting Standards

NEW

Inventories

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3031, "Inventories," which replaced CICA section 3030 of the same name. The new guidance provides additional measurement and disclosure requirements and requires the Company to reverse previous impairment write-downs. The transitional provisions of section 3031 provided entities with the option of applying this guidance retrospectively and restating prior periods in accordance with section 1506, "Accounting Changes" or adjusting opening retained earnings and not restating prior periods. The adoption of this standard did not have an impact on the Company's financial statements.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2008, the Company adopted CICA section 3862, "Financial Instruments – Disclosures" and CICA section 3863, "Financial Instruments – Presentation," which replaced CICA section 3861, "Financial Instruments – Disclosure and Presentation." Section 3862 outlines the disclosure requirements for financial instruments and non-financial derivatives. This guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, section 3862 requires disclosure of the significance of financial instruments on the Company's financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments.

The presentation requirements under section 3863 are relatively unchanged from section 3861.

Capital Disclosures

Effective January 1, 2008, the Company adopted CICA section 1535, "Capital Disclosures." This new guidance requires disclosure about the Company's objectives, policies and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company's management of capital, whether the requirements have been complied with, or consequence of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative disclosures regarding capital are required.

PENDING

Goodwill and Intangible Assets

In February 2008, the CICA issued CICA section 3064, "Goodwill and Intangible Assets," which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, "Research and Development Costs," and Emerging Issues Committee Abstract No. 27, "Revenues and Expenditures during the Pre-Operating Period," will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, "Financial Statement Concepts." Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria.

As of January 1, 2009, the Company will retroactively adopt CICA section 3064. This adoption will result in a reduction of retained earnings at January 1, 2007 of $9 million, a reduction of earnings after tax of $3 million and $13 million for the years ended December 31, 2008 and 2007, respectively, and a reduction to assets of $36 million and $31 million as at December 31, 2008 and 2007, respectively.

Business Combinations

In December 2008, the CICA issued section 1582 "Business Combinations," which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for Husky on January 1, 2011 with prospective application.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards ("IFRS"), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS.

The Company commenced its IFRS transition project in 2008, which includes four key phases:

- **Project awareness and engagement** – This phase includes identifying and engaging the appropriate members for the core IFRS transition team, steering committee and other representatives as required. In addition, this phase includes communicating the key project requirements and objectives to the areas of the organization that will be impacted by IFRS conversion, including the Company's senior executive management team, Board of Directors and Audit Committee.
- **Diagnostic** – This phase includes an assessment of the differences between current Canadian GAAP and IFRS, focussing on the areas which will have the most significant impact to Husky. A preliminary conversion roadmap has been prepared as part of this phase.
- **Design, planning and solution development** – This phase focuses on determining the specific impacts to the Company based on the application of the IFRS requirements. This includes the design and development of detailed solutions and work plans by each key area to address implementation requirements. In addition, impact analysis will be performed on all areas of the business, including tax and information technology systems. Accounting policies will be finalized, first-time adoption exemptions will be considered, draft financial statements and disclosures will be prepared and a detailed implementation plan and timeline will be developed. This phase also includes the development of a training plan.
- **Implementation** – This phase includes implementing the required changes necessary for IFRS compliance. The focus of this phase is the finalization of IFRS conversion impacts, approval and implementation of accounting and tax policies, implementation and testing of new processes, systems and controls, execution of customized training programs and preparation of opening IFRS balances.

Corporate governance over the project has been established and a steering committee and project team have been formed. This committee is comprised of members of senior executive management and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Due to the scope of the IFRS project, the Company ensured that the appropriate stakeholders have been engaged by establishing a project advisory committee, which includes representatives from each area of the organization that will be significantly impacted. Husky has also engaged an external advisor to assist with the IFRS conversion process.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property, plant and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline ("AcG") 16, "Oil and Gas Accounting - Full Cost." Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. These impacts continue to be assessed by the Company. At this time, the impact on the Company's financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

The Company is currently completing the design, planning and solution development phase. Project team members have been working in conjunction with representatives from the various operational areas to evaluate the specific impacts of IFRS conversion to Husky and to develop recommendations and accounting policies. Communication, training and education are a critical aspect of the Company's IFRS conversion project therefore training and education sessions will continue throughout each phase of the project.

In September 2008, the International Accounting Standards Board ("IASB") issued an exposure draft which proposes additional exemptions for entities adopting IFRS for the first-time. One of these proposed exemptions relates to companies using the full cost method of accounting. If the exposure draft is finalized, this exemption will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption would relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption if it is approved and finalized as part of IFRS. Husky is also evaluating other first-time adoption exemptions available upon initial transition which give relief from retrospective application of IFRS.

In addition, the Company is monitoring the IASB's active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

11.0 Reader Advisories

11.1 FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking statements or information (collectively "forward-looking statements"), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intend," "plan," "projection," "could," "vision," "goals," "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, forward-looking statements include: the Company's general strategic plans, the Company's response to the current global economic environment, the Company's integrated oil sands joint development including the Sunrise oil sands project schedule and phased development and Toledo refinery modifications, Husky's White Rose oil field drilling, development and production plans and East Coast exploration programs, the schedule of Husky's offshore China drilling programs, the schedule for the Liwan project's facility design, the Company's development plans for the Madura BD field in Indonesia, East Bawean II drilling programs, the Gull Lake project startup date, the planned total depth for the Gray 31-23 well and the Toledo operational integrity and plant performance program. Accordingly, any such forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this document. Among the key factors that have a direct bearing on Husky's results of operations are the nature of the Company's involvement in the business of exploration for, and development and production of crude oil and natural gas reserves and the fluctuation of the exchange rates between the Canadian and United States dollar.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company's forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company's Annual Report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

11.2 OIL AND GAS RESERVE REPORTING

Disclosure of Proved Oil and Gas Reserves and Other Oil and Gas Information

Husky's disclosure of proved oil and gas reserves and other information about its oil and gas activities has been made based on reliance of an exemption granted by Canadian Securities Administrators. The exemption permits Husky to make these disclosures in accordance with requirements in the United States. These requirements and, consequently, the information presented may differ from Canadian requirements under National Instrument 51-101, "Standards of Disclosure for Oil and Gas Activities." The proved oil and gas reserves disclosed in this document have been evaluated using the United States standards contained in Rule 4-10 of Regulation S-X of the Securities Exchange Act of 1934 and Guide 2 of the Securities Act Industry Guides. The probable oil and gas reserves disclosed in this document have been evaluated in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Please refer to "Disclosure of Exemption under National Instrument 51-101" in the Annual Information Form for the year ended December 31, 2008 filed with securities regulatory authorities for further information.

The Company uses the terms barrels of oil equivalent ("boe") and thousand cubic feet of gas equivalent ("mcfge"), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves, that is reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Husky uses certain terms in this document such as "probable reserves" that the SEC's guidelines strictly prohibit in filings with the SEC by U.S. oil and gas companies. U.S. investors should refer to Husky's Annual Report on Form 40-F available from the Company or the SEC for further reserve disclosure.

11.3 NON–GAAP MEASURES

Disclosure of non–GAAP Measurements

Husky uses measurements primarily based on GAAP and also on secondary non-GAAP measurements. The non-GAAP measurements included in this report are: Cash flow from operations, Operating netback, Return on equity, Return on capital employed, Debt to capitalization and Corporate reinvestment ratio. None of these measurements is used to enhance the Company's reported financial performance or position. These are useful complementary measurements in assessing Husky's financial performance, efficiency and liquidity. They are common in the reports of other companies but may differ by definition and application. Except as described below, the definitions of these measurements are found in Section 11.4, "Additional Reader Advisories."

Disclosure of Cash Flow from Operations

Husky uses the term "cash flow from operations," which should not be considered an alternative to, or more meaningful than "cash flow – operating activities" as determined in accordance with generally accepted accounting principles, as an indicator of financial performance. Cash flow from operations or earnings is presented in the Company's financial reports to assist management and investors in analyzing operating performance by business in the stated period. Husky's determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, future income taxes, foreign exchange and other non-cash items.

The following table shows the reconciliation of cash flow from operations to cash flow – operating activities for the years ended December 31:

($ millions)		**2008**	2007	2006
Non-GAAP	Cash flow from operations	**$ 5,970**	$ 5,426	$ 4,501
	Settlement of asset retirement obligations	**(56)**	(51)	(36)
	Change in non-cash working capital	**888**	(718)	544
GAAP	Cash flow – operating activities	**$ 6,802**	$ 4,657	$ 5,009

Disclosure of Operating Netback

Operating netback is a common non-GAAP metric used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product at the oil and gas lease level. It is equal to product revenue less transportation costs, royalties and lease operating costs divided by either a barrel of oil equivalent or a mcf of gas equivalent.

11.4 ADDITIONAL READER ADVISORIES

Intention of Management's Discussion and Analysis

This MD&A is intended to provide an explanation of financial and operational performance compared with prior periods and the Company's prospects and plans. It provides additional information that is not contained in the Company's financial statements.

Review by the Audit Committee

This MD&A was reviewed by the Audit Committee and approved by Husky's Board of Directors on February 17, 2009. Any events subsequent to that date could conceivably materially alter the veracity and usefulness of the information contained in this document.

Additional Husky Documents Filed with Securities Commissions

This MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes. The readers are also encouraged to refer to Husky's interim reports filed in 2008, which contain MD&A and Consolidated Financial Statements, and Husky's Annual Information Form filed separately with Canadian regulatory agencies and Form 40-F filed with the SEC, the U.S. regulatory agency. These documents are available at www.sedar.com, at www.sec.gov and www.huskyenergy.com.

Use of Pronouns and Other Terms

"Husky" and "the Company" refer to Husky Energy Inc. on a consolidated basis.

Standard Comparisons in this Document

Unless otherwise indicated, comparisons of results are for the years ended December 31, 2008 and 2007 and Husky's financial position as at December 31, 2008 and at December 31, 2007.

Reclassifications and Materiality for Disclosures

Certain prior year amounts have been reclassified to conform to current year presentation. Materiality for disclosures is determined on the basis of whether the information omitted or misstated would cause a reasonable investor to change their decision to buy, sell or hold the securities of Husky.

Additional Reader Guidance

Unless otherwise indicated:

- Financial information is presented in accordance with GAAP in Canada. Significant differences between Canadian and United States GAAP are disclosed in the U.S. GAAP reconciliation contained in Form 40-F and available at www.sedar.com.
- Currency is presented in millions of Canadian dollars ("C$").
- Gross production and reserves are Husky's working interest prior to deduction of royalty volume.
- Prices are presented before the effect of hedging.
- Light crude oil is 30° API and above.
- Medium crude oil is 21° API and above but below 30° API.
- Heavy crude oil is above 10° API but below 21° API.
- Bitumen is 10° API and below.

TERMS

Bitumen	*A naturally occurring viscous mixture consisting mainly of pentanes and heavier hydrocarbons. It is more viscous than 10 degrees API*
Brent Crude Oil	*Prices which are dated less than 15 days prior to loading for delivery*
Capital Employed	*Short and long-term debt and shareholders' equity*
Capital Expenditures	*Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets*
Capital Program	*Capital expenditures not including capitalized administrative expenses or capitalized interest*
Cash Flow from Operations	*Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital*
Coal Bed Methane	*Methane (CH_4), the principal component of natural gas, is adsorbed in the pores of coal seams*
Corporate Reinvestment Ratio	*Net capital expenditures (capital expenditures net of proceeds from asset sales) plus corporate acquisitions (net assets acquired) divided by cash flow from operations*
Debt to Capitalization	*Total debt divided by total debt and shareholders' equity*
Design Rate Capacity	*Maximum continuous rated output of a plant based on its design*
Embedded Derivative	*Implicit or explicit term(s) in a contract that affects some or all of the cash flows or the value of other exchanges required by the contract*
Feedstock	*Raw materials which are processed into petroleum products*
Front End Engineering Design	*Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics*
Glory Hole	*An excavation in the seabed where the wellheads and other equipment are situated to protect them from scouring icebergs*
Gross/Net Acres/Wells	*Gross refers to the total number of acres/wells in which an interest is owned. Net refers to the sum of the fractional working interests owned by a company*
Gross Reserves/Production	*A company's working interest share of reserves/production before deduction of royalties*
Interest Coverage Ratio	*A calculation of a company's ability to pay to meet its interest payment obligation. It is equal to earnings before income taxes and interest divided by interest paid before deduction of capitalized interest*
NOVA Inventory Transfer	*Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline*
Polymer	*A substance which has a molecular structure built up mainly or entirely of many similar units bonded together*
Return on Capital Employed	*Net earnings plus after tax interest expense divided by average capital employed*
Return on Shareholders' Equity	*Net earnings divided by average shareholders' equity*
Seismic	*A method by which the physical attributes in the outer rock shell of the earth are determined by measuring, with a seismograph, the rate of transmission of shock waves through the various rock formations*
Shareholders' Equity	*Shares, retained earnings and accumulated other comprehensive income*
Total Debt	*Long-term debt including current portion and bank operating loans*

"Proved" reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved and probable reserves.

ABBREVIATIONS

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GAAP	Generally Accepted Accounting Principles
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
FEED	Front-end engineering design
OPEC	Organization of Petroleum Exporting Countries
SAGD	Steam-assisted gravity drainage
MD&A	Management's Discussion and Analysis
CNLOPB	Canada-Newfoundland and Labrador Offshore Petroleum Board

11.5 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Husky's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Husky's disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators ("CSA")) as at December 31, 2008, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by Husky in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to Husky's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The following report is provided by management in respect of Husky's internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1) Husky's management is responsible for establishing and maintaining adequate internal control over financial reporting for Husky. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
2) Husky's management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of Husky's internal control over financial reporting.
3) As at December 31, 2008, management assessed the effectiveness of Husky's internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in Husky's internal control over financial reporting that have been identified by management.
4) KPMG LLP, who has audited the Consolidated Financial Statements of Husky for the year ended December 31, 2008, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

Changes in Internal Control over Financial Reporting

There have been no changes in Husky's internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

12.0 Selected Quarterly Financial & Operating Information

SEGMENTED OPERATIONAL INFORMATION

	2008				2007			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upstream								
Daily production, before royalties								
Light crude oil & NGL *(mbbls/day)*	125.9	121.7	123.6	120.5	129.7	133.3	144.3	147.8
Medium crude oil *(mbbls/day)*	26.6	26.9	27.0	26.9	27.0	26.7	26.8	27.5
Heavy crude oil & bitumen *(mbbls/day)*	110.7	107.6	105.5	104.3	107.8	106.5	105.4	108.0
	263.2	256.2	256.1	251.7	264.5	266.5	276.5	283.3
Natural gas *(mmcf/day)*	571.1	598.3	618.0	590.4	617.8	620.1	615.7	640.0
Total production *(mboe/day)*	358.4	355.9	359.1	350.1	367.5	369.9	379.1	390.0
Average sales prices								
Light crude oil & NGL *($/bbl)*	$ 58.43	$ 114.85	$ 121.71	$ 95.20	$ 83.43	$ 76.00	$ 72.28	$ 64.88
Medium crude oil *($/bbl)*	$ 47.02	$ 103.60	$ 101.87	$ 74.30	$ 55.37	$ 54.55	$ 48.15	$ 46.40
Heavy crude oil & bitumen *($/bbl)*	$ 38.83	$ 95.55	$ 89.35	$ 63.91	$ 41.13	$ 43.64	$ 38.19	$ 37.63
Natural gas *($/mcf)*	$ 6.84	$ 8.66	$ 9.14	$ 7.04	$ 5.72	$ 5.18	$ 6.91	$ 6.94
Operating costs *($/boe)*	$ 10.84	$ 11.20	$ 10.91	$ 10.75	$ 9.61	$ 9.60	$ 8.84	$ 8.34
Operating netbacks (1)								
Light crude oil *($/boe)* (2)	$ 39.42	$ 76.03	$ 79.73	$ 65.39	$ 61.39	$ 53.66	$ 59.13	$ 56.14
Medium crude oil *($/boe)* (2)	$ 23.95	$ 67.32	$ 65.34	$ 44.88	$ 29.99	$ 28.81	$ 26.95	$ 24.67
Heavy crude oil & bitumen *($/boe)* (2)	$ 18.09	$ 62.22	$ 60.66	$ 40.33	$ 21.56	$ 25.11	$ 20.37	$ 21.11
Natural gas *($/mcfge)* (3)	$ 3.94	$ 5.33	$ 6.23	$ 4.50	$ 3.60	$ 3.05	$ 4.32	$ 4.24
Total *($/boe)* (2)	$ 27.31	$ 58.99	$ 60.85	$ 45.43	$ 36.01	$ 33.68	$ 36.91	$ 35.70
Net wells drilled (4)								
Exploration Oil	34	10	3	23	23	23	13	20
Gas	15	11	4	49	20	13	3	56
Dry	2	2	-	19	-	2	1	9
	51	23	7	91	43	38	17	85
Development Oil	190	211	73	104	143	203	54	130
Gas	78	88	17	87	56	54	4	137
Dry	20	13	-	3	10	7	2	10
	288	312	90	194	209	264	60	277
	339	335	97	285	252	302	77	362
Success ratio *(percent)*	94	96	100	92	96	97	96	95
Midstream								
Synthetic crude oil sales *(mbbls/day)*	58.2	69.1	51.6	55.6	66.5	55.1	32.9	57.8
Upgrading differential *($/bbl)*	$ 27.48	$ 26.09	$ 30.12	$ 28.53	$ 36.74	$ 30.41	$ 30.41	$ 24.11
Pipeline throughput *(mbbls/day)*	493	494	539	504	497	506	506	493
Canadian Refined Products								
Refined products sales volumes								
Light oil products *(million litres/day)*	7.5	8.3	7.9	7.9	8.5	9.0	8.6	8.9
Asphalt products *(mbbls/day)*	21.4	33.9	23.0	17.8	24.5	25.9	19.5	17.3
Refinery throughput								
Lloydminster refinery *(mbbls/day)*	28.8	27.3	26.4	22.0	28.8	29.0	18.5	24.7
Prince George refinery *(mbbls/day)*	10.7	7.9	10.5	11.4	11.6	10.8	8.4	11.1
Refinery utilization *(percent)*	99	88	92	84	101	100	67	90

(1) Operating netbacks are Husky's average prices less royalties and operating costs on a per unit basis.
(2) Includes associated co-products converted to boe.
(3) Includes associated co-products converted to mcfge.
(4) Western Canada.

SEGMENTED FINANCIAL INFORMATION

	Upstream				Midstream							
					Upgrading				Infrastructure and Marketing			
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
2008												
Sales and operating revenues, net of royalties	$ 1,295	$ 2,341	$ 2,424	$ 1,829	$ 445	$ 859	$ 648	$ 483	$ 2,456	$ 4,077	$ 3,909	$ 3,102
Costs and expenses												
Operating, cost of sales, selling and general	455	431	328	413	373	761	546	374	2,408	4,014	3,779	2,991
Depletion, depreciation and amortization	394	369	352	390	9	9	7	6	8	8	7	8
Interest – net	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange	–	–	–	–	–	–	–	–	–	–	–	–
	849	800	680	803	382	770	553	380	2,416	4,022	3,786	2,999
Earnings (loss) before income taxes	446	1,541	1,744	1,026	63	89	95	103	40	55	123	103
Current income taxes	123	197	99	166	21	27	14	22	37	31	28	30
Future income taxes	(19)	265	406	143	(2)	–	14	9	(25)	(14)	9	1
Net earnings (loss)	$ 342	$ 1,079	$ 1,239	$ 717	$ 44	$ 62	$ 67	$ 72	$ 28	$ 38	$ 86	$ 72
Capital expenditures (2)	$ 1,174	$ 983	$ 625	$ 798	$ 23	$ 26	$ 28	$ 22	$ 58	$ 21	$ 5	$ 10
Goodwill additions	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Total assets	$ 15,653	$ 14,724	$ 14,708	$ 13,114	$ 1,349	$ 1,481	$ 1,497	$ 1,434	$ 1,486	$ 1,802	$ 1,300	$ 1,322
2007												
Sales and operating revenues, net of royalties	$ 1,568	$ 1,496	$ 1,593	$ 1,565	$ 530	$ 406	$ 229	$ 359	$ 2,617	$ 2,524	$ 2,521	$ 2,555
Costs and expenses												
Operating, cost of sales, selling and general	358	332	295	323	358	305	186	278	2,509	2,423	2,445	2,461
Depletion, depreciation and amortization	396	413	407	399	8	7	4	6	7	7	7	7
Interest – net	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange	–	–	–	–	–	–	–	–	–	–	–	–
	754	745	702	722	366	312	190	284	2,516	2,430	2,452	2,468
Earnings (loss) before income taxes	814	751	891	843	164	94	39	75	101	94	69	87
Current income taxes	41	56	3	22	5	4	–	1	18	5	29	16
Future income taxes	(91)	179	252	241	22	25	10	23	2	25	(8)	11
Net earnings (loss)	$ 864	$ 516	$ 636	$ 580	$ 137	$ 65	$ 29	$ 51	$ 81	$ 64	$ 48	$ 60
Capital expenditures (2)	$ 706	$ 545	$ 520	$ 617	$ 44	$ 51	$ 74	$ 48	$ 15	$ 36	$ 5	$ 36
Goodwill additions	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Total assets	$ 14,395	$ 14,085	$ 13,974	$ 14,168	$ 1,405	$ 1,354	$ 1,193	$ 1,177	$ 1,134	$ 1,016	$ 1,147	$ 1,057

(1) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2) Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

Downstream								Corporate and Eliminations [1]				Total			
Canadian Refined Products				U.S. Refining and Marketing											
Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
$ 673	$ 1,187	$ 982	$ 722	$ 1,474	$ 2,446	$ 2,553	$ 1,329	$ (1,642)	$ (3,195)	$ (3,317)	$ (2,379)	$ 4,701	$ 7,715	$ 7,199	$ 5,086
636	1,130	912	659	2,263	2,456	2,262	1,296	(1,788)	(3,323)	(3,050)	(2,419)	4,347	5,469	4,777	3,314
20	21	20	20	50	42	43	19	8	8	7	7	489	457	436	450
–	–	–	–	1	1	–	1	30	28	41	45	31	29	41	46
–	–	–	–	–	–	–	–	(275)	(76)	6	10	(275)	(76)	6	10
656	1,151	932	679	2,314	2,499	2,305	1,316	(2,025)	(3,363)	(2,996)	(2,357)	4,592	5,879	5,260	3,820
17	36	50	43	(840)	(53)	248	13	383	168	(321)	(22)	109	1,836	1,939	1,266
8	7	7	6	(33)	(28)	59	(22)	20	32	27	23	176	266	234	225
(7)	4	8	7	(273)	9	30	27	27	34	(125)	(33)	(299)	298	342	154
$ 16	$ 25	$ 35	$ 30	$ (534)	$ (34)	$ 159	$ 8	$ 336	$ 102	$ (223)	$ (12)	$ 232	$ 1,272	$ 1,363	$ 887
$ 63	$ 45	$ 28	$ 19	$ 70	$ 22	$ 34	$ 7	$ 14	$ 7	$ 14	$ 12	$ 1,402	$ 1,104	$ 734	$ 868
$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ –
$ 1,381	$ 1,562	$ 1,630	$ 1,396	$ 5,383	$ 5,507	$ 5,404	$ 6,574	$ 1,270	$ 1,216	$ 757	$ 551	$ 26,522	$ 26,292	$ 25,296	$ 24,391
$ 758	$ 831	$ 709	$ 618	$ 1,340	$ 1,043	$ –	$ –	$ (2,053)	$ (1,949)	$ (1,889)	$ (1,853)	$ 4,760	$ 4,351	$ 3,163	$ 3,244
699	717	620	572	1,234	933	–	–	(1,982)	(1,969)	(1,801)	(1,790)	3,176	2,741	1,745	1,844
19	16	15	16	25	22	–	–	7	6	7	5	462	471	440	433
–	–	–	–	–	1	–	–	40	46	22	21	40	47	22	21
–	–	–	–	–	–	–	–	6	(20)	(36)	(1)	6	(20)	(36)	(1)
718	733	635	588	1,259	956	–	–	(1,929)	(1,937)	(1,808)	(1,765)	3,684	3,239	2,171	2,297
40	98	74	30	81	87	–	–	(124)	(12)	(81)	(88)	1,076	1,112	992	947
4	(2)	7	8	14	14	–	–	28	22	27	25	110	99	66	72
(16)	33	14	2	16	19	–	–	(41)	(37)	(63)	(52)	(108)	244	205	225
$ 52	$ 67	$ 53	$ 20	$ 51	$ 54	$ –	$ –	$ (111)	$ 3	$ (45)	$ (61)	$ 1,074	$ 769	$ 721	$ 650
$ 52	$ 77	$ 43	$ 40	$ 16	$ 5	$ –	$ –	$ 20	$ 8	$ 11	$ 5	$ 853	$ 722	$ 653	$ 746
$ –	$ –	$ –	$ –	$ –	$ 500	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 500	$ –	$ –
$ 1,335	$ 1,212	$ 1,304	$ 1,180	$ 3,058	$ 2,915	$ –	$ –	$ 370	$ 136	$ 351	$ 199	$ 21,697	$ 20,718	$ 17,969	$ 17,781

SEGMENTED CAPITAL EXPENDITURES

	2008				2007			
($ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Upstream								
Western Canada	$ 815	$ 574	$ 497	$ 675	$ 594	$ 451	$ 433	$ 553
East Coast Canada and Frontier	237	306	93	93	87	73	62	59
Northwest United States	10	50	-	-	-	-	-	-
International	112	53	35	30	25	21	25	5
	1,174	983	625	798	706	545	520	617
Midstream								
Upgrader	23	26	28	22	44	51	74	48
Infrastructure and Marketing	58	21	5	10	15	36	5	36
	81	47	33	32	59	87	79	84
Downstream								
Canadian Refined Products	63	45	28	19	52	77	43	40
U.S. Refining and Marketing	70	22	34	7	16	5	-	-
	133	67	62	26	68	82	43	40
Corporate	14	7	14	12	20	8	11	5
	$ 1,402	$ 1,104	$ 734	$ 868	$ 853	$ 722	$ 653	$ 746

Note: Excludes capitalized costs related to asset retirement obligations incurred during the period and the Lima acquisition and the BP joint venture transaction.

Management's Report

The management of Husky Energy Inc. (the "Company") is responsible for the financial information and operating data presented in this financial document.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this financial document has been prepared on a basis consistent with that in the consolidated financial statements.

Husky Energy Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded. Management evaluation concluded that our internal control over financial reporting was effective as of December 31, 2008. The system of internal controls is further supported by an internal audit function.

The Audit Committee of the Board of Directors, composed of independent non-management directors, meets regularly with management, as well as the external auditors, to discuss auditing (external, internal and joint venture), internal controls, accounting policy, financial reporting matters and reserves determination process. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board. The Committee is also responsible for the appointment of the external auditors for the Company.

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.



John C.S. Lau
President & Chief Executive Officer



Alister Cowan
Vice President & Chief Financial Officer

Calgary, Alberta, Canada
February 4, 2009

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Husky Energy Inc. ("the Company") as at December 31, 2008, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 4, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chartered Accountants
Calgary, Alberta, Canada
February 4, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Husky Energy Inc.

We have audited Husky Energy Inc. ("the Company")'s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2008, 2007 and 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 4, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants
Calgary, Alberta, Canada
February 4, 2009

Consolidated Balance Sheets

As at December 31 *(millions of dollars)*	**2008**	2007	2006
ASSETS			
Current assets			
Cash and cash equivalents	**$ 913**	$ 208	$ 442
Accounts receivable *(notes 6, 22)*	**1,344**	1,622	1,284
Inventories *(note 7)*	**1,032**	1,190	428
Prepaid expenses	**33**	28	25
	3,322	3,048	2,179
Property, plant and equipment, net *(notes 1, 8)*	**20,839**	17,805	15,550
Goodwill *(notes 1, 12)*	**779**	660	160
Contribution receivable *(note 10)*	**1,448**	–	–
Other assets *(notes 15, 22)*	**134**	184	44
	$ 26,522	$ 21,697	$ 17,933
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities *(note 14)*	**$ 2,896**	$ 2,358	$ 2,574
Long-term debt due within one year *(notes 15, 22)*	**–**	741	100
	2,896	3,099	2,674
Long-term debt *(notes 15, 22)*	**1,957**	2,073	1,511
Contribution payable *(note 10)*	**1,659**	–	–
Other long-term liabilities *(note 16)*	**898**	918	756
Future income taxes *(note 17)*	**4,724**	3,957	3,372
Commitments and contingencies *(note 18)*			
Shareholders' equity			
Common shares *(note 19)*	**3,568**	3,551	3,533
Retained earnings	**10,461**	8,176	6,087
Accumulated other comprehensive income	**359**	(77)	–
	14,388	11,650	9,620
	$ 26,522	$ 21,697	$ 17,933

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:



John C. S. Lau
Director



R.D. Fullerton
Director

Consolidated Statements of Earnings and Comprehensive Income

Year ended December 31 *(millions of dollars, except per share amounts)*	**2008**	2007	2006
Sales and operating revenues, net of royalties	**$ 24,701**	$ 15,518	$ 12,664
Costs and expenses			
Cost of sales and operating expenses *(note 16)*	**17,701**	9,296	7,169
Selling and administration expenses	**284**	219	162
Stock-based compensation *(note 19)*	**(33)**	88	138
Depletion, depreciation and amortization *(notes 1, 8)*	**1,832**	1,806	1,599
Interest – net *(note 15)*	**147**	130	92
Foreign exchange *(note 15)*	**(335)**	(51)	(24)
Other – net *(notes 18, 22)*	**(45)**	(97)	22
	19,551	11,391	9,158
Earnings before income taxes	**5,150**	4,127	3,506
Income taxes *(note 17)*			
Current	**901**	347	678
Future	**495**	566	102
	1,396	913	780
Net earnings	**3,754**	3,214	2,726
Other comprehensive income			
Cumulative foreign currency translation adjustment	**607**	(175)	–
Hedge of net investment, net of tax *(note 22)*	**(165)**	102	–
Derivatives designated as cash flow hedges, net of tax *(note 22)*	**(6)**	14	–
	436	(59)	–
Comprehensive income	**$ 4,190**	$ 3,155	$ 2,726
Earnings per share			
Basic and diluted *(note 19)*	**$ 4.42**	$ 3.79	$ 3.21
Weighted average number of common shares outstanding *(millions)*			
Basic and diluted *(note 19)*	**849.2**	848.8	848.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity

Year ended December 31 *(millions of dollars)*	**2008**	2007	2006
Common shares			
Beginning of year	**$ 3,551**	$ 3,533	$ 3,523
Options exercised	**17**	18	10
End of year	**3,568**	3,551	3,533
Retained earnings			
Beginning of year	**8,176**	6,087	3,997
Net earnings	**3,754**	3,214	2,726
Dividends on common shares *(note 19)*			
Ordinary	**(1,469)**	(917)	(636)
Special	**–**	(212)	–
Adoption of financial instruments *(note 22)*	**–**	4	–
End of year	**10,461**	8,176	6,087
Accumulated other comprehensive income			
Beginning of year	**(77)**	–	–
Adoption of financial instruments *(note 22)*	**–**	(18)	–
Other comprehensive income			
Cumulative foreign currency translation adjustment	**607**	(175)	–
Hedge of net investment, net of tax *(note 22)*	**(165)**	102	–
Derivatives designated as cash flow hedges, net of tax *(note 22)*	**(6)**	14	–
	436	(59)	–
End of year	**359**	(77)	–
Shareholders' equity	**$ 14,388**	$ 11,650	$ 9,620

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year ended December 31 *(millions of dollars)*	**2008**	2007	2006
Operating activities			
Net earnings	**$ 3,754**	$ 3,214	$ 2,726
Items not affecting cash			
Accretion *(note 16)*	**54**	47	45
Depletion, depreciation and amortization	**1,832**	1,806	1,599
Future income taxes	**495**	566	102
Foreign exchange	**(94)**	(135)	(3)
Other	**(71)**	(72)	32
Settlement of asset retirement obligations *(note 16)*	**(56)**	(51)	(36)
Change in non-cash working capital *(note 11)*	**888**	(718)	544
Cash flow – operating activities	**6,802**	4,657	5,009
Financing activities			
Long-term debt issue	**949**	7,222	1,226
Long-term debt repayment	**(2,205)**	(5,722)	(1,493)
Settlement of cross currency swap	**–**	–	(47)
Debt issue costs	**–**	(8)	–
Proceeds from exercise of stock options	**5**	5	3
Proceeds from monetization of financial instruments	**12**	–	–
Dividends on common shares	**(1,469)**	(1,129)	(636)
Other	**3**	–	(1)
Change in non-cash working capital *(note 11)*	**146**	65	(678)
Cash flow – financing activities	**(2,559)**	433	(1,626)
Available for investing	**4,243**	5,090	3,383
Investing activities			
Capital expenditures	**(4,060)**	(2,931)	(3,171)
Corporate acquisition *(note 9)*	**–**	(2,589)	–
Joint venture arrangement *(note 10)*	**127**	–	–
Asset sales	**37**	333	34
Other	**(13)**	(44)	(12)
Change in non-cash working capital *(note 11)*	**371**	(93)	40
Cash flow – investing activities	**(3,538)**	(5,324)	(3,109)
Increase (decrease) in cash and cash equivalents	**705**	(234)	274
Cash and cash equivalents at beginning of year	**208**	442	168
Cash and cash equivalents at end of year	**$ 913**	$ 208	$ 442

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1. Segmented Financial Information

	Upstream			Midstream					
				Upgrading			Infrastructure and Marketing		
Year ended December 31	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Sales and operating revenues, net of royalties	**$ 7,889**	$ 6,222	$ 5,772	**$ 2,435**	$ 1,524	$ 1,679	**$ 13,544**	$ 10,217	$ 9,559
Costs and expenses									
Operating, cost of sales, selling and general	**1,627**	1,308	1,321	**2,054**	1,127	1,273	**13,192**	9,838	9,258
Depletion, depreciation and amortization	**1,505**	1,615	1,476	**31**	25	24	**31**	28	24
Interest – net	**-**	-	-	**-**	-	-	**-**	-	-
Foreign exchange	**-**	-	-	**-**	-	-	**-**	-	-
	3,132	2,923	2,797	**2,085**	1,152	1,297	**13,223**	9,866	9,282
Earnings (loss) before income taxes	**4,757**	3,299	2,975	**350**	372	382	**321**	351	277
Current income taxes	**585**	122	519	**84**	10	53	**126**	68	79
Future income taxes	**795**	581	161	**21**	80	44	**(29)**	30	1
Net earnings (loss)	**$ 3,377**	$ 2,596	$ 2,295	**$ 245**	$ 282	$ 285	**$ 224**	$ 253	$ 197
Property, plant and equipment – As at December 31									
Cost	**$ 25,283**	$ 23,611	$ 21,770	**$ 1,704**	$ 1,607	$ 1,390	**$ 931**	$ 842	$ 750
Accumulated depletion, depreciation and amortization	**11,432**	9,956	8,545	**510**	480	455	**330**	298	270
Net	**$ 13,851**	$ 13,655	$ 13,225	**$ 1,194**	$ 1,127	$ 935	**$ 601**	$ 544	$ 480
Capital expenditures – Year ended December 31 (2)	**$ 3,580**	$ 2,388	$ 2,627	**$ 99**	$ 217	$ 184	**$ 94**	$ 92	$ 68
Goodwill additions – Year ended December 31	**$ -**	$ -	$ -	**$ -**	$ -	$ -	**$ -**	$ -	$ -
Total assets – As at December 31	**$ 15,653**	$ 14,395	$ 13,920	**$ 1,349**	$ 1,405	$ 992	**$ 1,486**	$ 1,134	$ 1,329

(1) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2) Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions (Notes 9 and 10).

Geographical Financial Information

	Canada			United States			Other International		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Year ended December 31									
Sales and operating revenues, net of royalties	**$ 15,213**	$ 11,736	$ 11,050	**$ 9,172**	$ 3,494	$ 1,340	**$ 316**	$ 288	$ 274
Capital expenditures (1)	**3,685**	2,877	3,104	**193**	21	-	**230**	76	97
As at December 31									
Property, plant and equipment, net	**$ 16,234**	$ 16,017	$ 15,200	**$ 4,093**	$ 1,417	$ 3	**$ 512**	$ 371	$ 347
Goodwill (2)	**160**	160	160	**619**	500	-	**-**	-	-
Total assets	**20,241**	17,983	17,443	**5,747**	3,240	115	**534**	474	375

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions (Notes 9 and 10).

(2) Goodwill relates to Western Canada in the upstream segment and to the Lima Refinery in the downstream segment – U.S. refining and marketing.

Downstream						Corporate and Eliminations [1]			Total		
Canadian Refined Products			U.S. Refining and Marketing								
2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
$ 3,564	$ 2,916	$ 2,575	**$ 7,802**	$ 2,383	$ –	**$ (10,533)**	$ (7,744)	$ (6,921)	**$ 24,701**	$ 15,518	$ 12,664
3,337	2,608	2,381	**8,277**	2,167	–	**(10,580)**	(7,542)	(6,742)	**17,907**	9,506	7,491
81	66	48	**154**	47	–	**30**	25	27	**1,832**	1,806	1,599
–	–	–	**3**	1	–	**144**	129	92	**147**	130	92
–	–	–	**–**	–	–	**(335)**	(51)	(24)	**(335)**	(51)	(24)
3,418	2,674	2,429	**8,434**	2,215	–	**(10,741)**	(7,439)	(6,647)	**19,551**	11,391	9,158
146	242	146	**(632)**	168	–	**208**	(305)	(274)	**5,150**	4,127	3,506
28	17	19	**(24)**	28	–	**102**	102	8	**901**	347	678
12	33	21	**(207)**	35	–	**(97)**	(193)	(125)	**495**	566	102
$ 106	$ 192	$ 106	**$ (401)**	$ 105	$ –	**$ 203**	$ (214)	$ (157)	**$ 3,754**	$ 3,214	$ 2,726
$ 1,691	$ 1,550	$ 1,344	**$ 4,249**	$ 1,459	$ –	**$ 406**	$ 338	$ 298	**$ 34,264**	$ 29,407	$ 25,552
669	590	525	**229**	46	–	**255**	232	207	**13,425**	11,602	10,002
$ 1,022	$ 960	$ 819	**$ 4,020**	$ 1,413	$ –	**$ 151**	$ 106	$ 91	**$ 20,839**	$ 17,805	$ 15,550
$ 155	$ 212	$ 285	**$ 133**	$ 21	$ –	**$ 47**	$ 44	$ 37	**$ 4,108**	$ 2,974	$ 3,201
$ –	$ –	$ –	**$ –**	$ 536	$ –	**$ –**	$ –	$ –	**$ –**	$ 536	$ –
$ 1,381	$ 1,335	$ 1,114	**$ 5,383**	$ 3,058	$ –	**$ 1,270**	$ 370	$ 578	**$ 26,522**	$ 21,697	$ 17,933

Total		
2008	2007	2006
$ 24,701	$ 15,518	$ 12,664
4,108	2,974	3,201
$ 20,839	$ 17,805	$ 15,550
779	660	160
26,522	21,697	17,933

Note 2. Nature of Operations and Organization

Husky Energy Inc. ("Husky" or "the Company") is a publicly traded, integrated energy and energy-related company headquartered in Calgary, Alberta, Canada.

Management has segmented the Company's business based on differences in products and services and management responsibility. The Company's business is conducted predominantly through three major business segments – upstream, midstream and downstream.

Upstream includes exploration for, development and production of crude oil, natural gas and natural gas liquids. The Company's upstream operations are located primarily in Western Canada, offshore Eastern Canada, offshore Greenland, offshore China and offshore Indonesia.

Midstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading); marketing of the Company's and other producers' crude oil, natural gas, natural gas liquids, sulphur and petroleum coke; and pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas and cogeneration of electrical and thermal energy (infrastructure and marketing).

Downstream includes refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian refined products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. refining and marketing).

Note 3. Significant Accounting Policies

a) Principles of Consolidation and the Preparation of Financial Statements

These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in the section, Reconciliation to Accounting Principles Generally Accepted in the United States, contained in Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries after the elimination of intercompany balances and transactions. The Company consolidates all investments in which it has either direct or indirect voting ownership in excess of 50%. In addition, the Company consolidates variable interest entities when it is deemed to be the primary beneficiary, and proportionately consolidates joint venture entities.

Substantially all of the Company's upstream activities are conducted jointly with third parties and accordingly the accounts reflect the Company's proportionate share of the assets, liabilities, revenues, expenses and cash flow from these activities.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization of accretion expense, asset retirement obligations, fair value measurements, management contracts, employee future benefits and amounts used in impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change on the financial statements.

c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand less outstanding cheques and deposits with a maturity of less than three months at the time of purchase. When outstanding cheques are in excess of cash on hand, the excess is reported in bank operating loans.

d) Inventories

Crude oil, natural gas, refined petroleum products and purchased sulphur inventories are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead and transportation. Previous impairment write-downs are reversed when there is a change in the situation that caused the impairment. Intersegment profits are eliminated.

e) Precious Metals

The Company uses precious metals in conjunction with catalyst as part of the downstream U.S. refining process. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in earnings.

f) Property, Plant and Equipment

i) Oil and Gas

The Company employs the full cost method of accounting for oil and gas interests whereby all costs of acquisition, exploration for and development of oil and gas reserves are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling of productive and non-productive wells, carrying costs directly related to unproved properties and administrative costs directly related to exploration and development activities.

Depletion of oil and gas properties and depreciation of associated production facilities are calculated using the unit of production method, based on gross proved oil and gas reserves as estimated by the Company's engineers, for each cost centre. Depreciation of gas plants and certain other oil and gas facilities is provided using the straight-line method based on their estimated useful lives. Costs subject to depletion and depreciation include both the estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. In the normal course of operations, retirements of oil and gas interests are accounted for by charging the asset cost, net of any proceeds, to accumulated depletion or depreciation. Gains or losses on the disposition of oil and gas properties are not recognized unless the gain or loss changes the depletion rate by 20% or more.

Costs of acquiring and evaluating significant unproved oil and gas interests are excluded from costs subject to depletion and depreciation until it is determined that proved oil and gas reserves are attributable to such interests or until impairment occurs. Costs of major development projects are excluded from costs subject to depletion and depreciation until proved developed reserves have been attributed to a portion of the property or the property is determined to be impaired.

Impairment losses are recognized when the carrying amount of a cost centre exceeds the sum of:

- the undiscounted cash flow expected to result from production from proved reserves based on forecast oil and gas prices and costs;
- the costs of unproved properties, less impairment; and
- the costs of major development projects, less impairment.

The amount of impairment loss is determined to be the amount by which the carrying amount of the cost centre exceeds the sum of:

- the fair value of proved and probable reserves calculated using a present value technique that uses the cash flows expected to result from production of the proved reserves and a portion of the probable reserves discounted using a risk free rate; and
- the cost, less impairment, of unproved properties and major development projects that do not have probable reserves attributed to them.

ii) Other Plant and Equipment

Depreciation for substantially all other plant and equipment, except upgrading assets, is provided using the straight-line method based on estimated useful lives of assets which range from five to thirty-five years. Depreciation for upgrading assets is provided using the unit of production method, based on the plant's estimated productive life. Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Certain turnaround costs are deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is reflected in earnings.

iii) Asset Retirement Obligations

The recognition of the fair value of legal obligations associated with the retirement of tangible long-lived assets as calculated using the current estimated costs to retire the asset inflated to the estimated retirement date discounted using a credit-adjusted risk free rate, is recorded in the period that the asset is put into use, with a corresponding increase to the carrying value of the related asset. The obligations recognized are legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses. The liability will also be adjusted to reflect revisions to the previous estimates of the undiscounted obligation. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion, depreciation and amortization of the underlying asset. Actual retirement expenditures are charged to the accumulated liability as incurred.

iv) Capitalized Interest

Interest is capitalized on significant major capital projects based on the Company's long-term cost of borrowing. Capitalization of interest ceases when the capital project is substantially complete and ready for its intended use.

g) Impairment or Disposal of Long-lived Assets

An impairment loss is recognized when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Testing for recoverability uses the undiscounted cash flows expected from the asset's use and disposition. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent.

A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, are reported in discontinued operations if: i) the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction; and, ii) the entity will not have a significant continuing involvement in the operations of the component after the disposal transaction.

h) Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net assets acquired. Goodwill is subject to impairment tests on at least an annual basis or sooner if there are indicators of impairment. The Company tests impairment annually in the fourth quarter of each year. To assess impairment, the fair values of the assets and liabilities of the reporting unit are compared to their carrying amounts. If excess of the reporting unit's fair value over its carrying amounts is greater than the carrying amount of the goodwill then there is no impairment. Any amount that the carrying amount of the goodwill exceeds the excess of the reporting unit's fair value over its carrying amount is goodwill impairment. Impairment losses would be recognized in current period earnings.

i) Derivative Financial Instruments and Hedging Activities

i) Financial Instruments

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income ("OCI") and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

- is a derivative, except for those derivatives that have been designated as effective hedging instruments;
- has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or
- is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

For financial assets and financial liabilities that are not classified as held for trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed to earnings using the effective interest rate method.

ii) Derivative Instruments and Hedging Activities

Derivative instruments are utilized by the Company to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company's policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and hedging items and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedge. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

All derivative instruments are recorded on the balance sheet at fair value in accounts receivable, other assets, accounts payable and accrued liabilities, or other long-term liabilities. Freestanding derivative instruments are classified as held for trading financial instruments. Gains and losses on these instruments are recorded in other expenses in the consolidated statement of earnings in the period they occur. Derivative instruments that have been designated and qualify for hedge accounting are classified as either fair value or cash flow hedges. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in earnings along with the gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses is recorded in OCI until the hedged transaction is recognized in earnings. When the earnings impact of the underlying hedged transaction is recognized in the consolidated statement of earnings, the fair value of the associated cash flow hedge is reclassified from OCI into earnings. Any hedge ineffectiveness is immediately recognized in earnings. Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting.

The Company may enter into commodity price contracts to hedge anticipated sales of crude oil and natural gas production to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream oil and gas revenues as the related sales occur.

The Company may enter into commodity price contracts to offset fixed price contracts entered into with customers and suppliers to retain market prices while meeting customer or supplier pricing requirements. Gains and losses from these contracts are recognized in midstream revenues or costs of sales.

The Company may enter into power price contracts to hedge anticipated purchases of electricity to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream operating expenses as the related purchases occur.

The Company may enter into interest rate swap agreements to hedge its fixed and floating interest rate mix on long-term debt. Gains and losses from these contracts are recognized as an adjustment to the interest expense on the hedged debt instrument.

The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. Gains and losses on these instruments related to foreign exchange are recorded in foreign exchange expense in the period to which they relate, offsetting the respective foreign exchange gains and losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in accumulated other comprehensive income and is adjusted for changes in the fair value of the instrument over the life of the debt.

The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in self-sustaining foreign operations. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in OCI, net of tax and are limited to the translation gain or loss on the net investment.

The Company may enter into foreign exchange forwards and foreign exchange collars to hedge anticipated U.S. dollar denominated crude oil and natural gas sales. Gains and losses on these instruments are recognized in upstream oil and gas revenues when the sale is recorded.

The Company may enter into foreign exchange contracts to offset its foreign exchange exposure. Gains and losses on these instruments are recorded at fair value and are recognized in other expense in the consolidated statement of earnings.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. However, if the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Fair values of the derivatives are based on quoted market prices where available. The fair values of swaps and forward contracts are based on forward market prices. If a forward price is not available for a commodity based forward contract, a forward price is estimated using an existing forward price adjusted for quality or location.

iii) Embedded Derivatives

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company selected January 1, 2003 as its transition date for accounting for any potential embedded derivatives.

iv) Comprehensive Income

Comprehensive income consists of net earnings and OCI. OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge and exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of OCI.

j) Employee Future Benefits

In Canada, the Company provides a defined contribution pension plan and a post-retirement health and dental care plan to qualified employees. The Company also maintains a defined benefit pension plan for a small number of employees who did not choose to join the defined contribution pension plan in 1991. The cost of the pension benefits earned by employees in the defined contribution pension plan is paid and expensed when incurred. The cost of the benefits earned by employees in the post-retirement health and dental care plan and defined benefit pension plan is charged to earnings as services are rendered using the projected benefit method prorated on service. The cost of the post-retirement health and dental care plan and defined benefit pension plan reflects a number of assumptions that affect the expected future benefit payments. These assumptions include, but are not limited to, attrition, mortality, the rate of return on pension plan assets and salary escalations for the defined benefit pension plan and expected health care cost trends for the post-retirement health and dental care plan. The plan assets are valued at fair value for the purposes of calculating the expected return on plan assets.

Adjustments arising out of plan amendments, changes in assumptions and experience gains and losses are normally amortized over the expected remaining average service life of the employee group.

k) Future Income Taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are recognized at expected tax rates in effect when temporary differences between the tax basis and the carrying value of the Company's assets and liabilities reverse. The effect of a change to the tax rate on the future tax assets and liabilities is recognized in earnings when substantively enacted.

l) Non-monetary Transactions

Non-monetary transactions are measured based on fair value when there is evidence to support the fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business.

m) Revenue Recognition

Revenues from the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are recorded when title passes to an external party and payment has either been received or collection is reasonably certain. Sales between the business segments of the Company are eliminated from sales and operating revenues and cost of sales. Revenues associated with the sale of transportation, processing and natural gas storage services are recognized when the services are provided.

n) Foreign Currency Translation

Results of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars at the monthly average exchange rates for revenue and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Monetary assets and liabilities are translated at current exchange rates and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in earnings.

The accounts of self-sustaining foreign operations are translated to Canadian dollars using the current rate method. Assets and liabilities are translated at the period-end exchange rate and revenues and expenses are translated at the average exchange rates for the period. Gains and losses on the translation of self-sustaining foreign operations are included in OCI.

o) Stock-based Compensation

In accordance with the Company's stock option plan, common share options may be granted to officers and certain other employees. The Company records compensation expense over the vesting period based on the fair value of options granted.

The Company's stock option plan is a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. A liability for expected cash settlements is accrued over the vesting period of the stock options based on the difference between the exercise price of the stock options and the market price of the Company's common shares. The liability is revalued to reflect changes in the market price of the Company's common shares and the net change is recognized in earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital. Accrued compensation for an option that is forfeited is adjusted to earnings by decreasing the compensation cost in the period of forfeiture.

p) Earnings per Share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic earnings per common share is based on net earnings divided by the weighted average number of common shares outstanding.

Diluted common shares outstanding are calculated using the treasury stock method, which assumes that any proceeds received from in-the-money options would be used to buy back common shares at the average market price for the period. However, since the Company has a tandem stock option plan and accrues a liability for expected cash settlements, the potential common shares issuable upon exercise associated with the stock options are not included in diluted common shares outstanding. Shares that were potentially issuable on the settlement of the capital securities were not included in the determination of diluted earnings per common share, as the Company had neither the obligation nor intention to settle amounts due through the issuance of shares.

q) Reclassification

Certain prior years' amounts have been reclassified to conform with current presentation.

Note 4. Pending Accounting Pronouncements

a) Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued CICA section 3064, "Goodwill and Intangible Assets," which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, "Research and Development Costs," and Emerging Issues Committee Abstract No. 27, "Revenues and Expenditures during the Pre-Operating Period," will be withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, "Financial Statement Concepts." Section 3064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria.

As of January 1, 2009, the Company will retroactively adopt CICA section 3064. This adoption will result in a reduction of retained earnings at January 1, 2007 of $9 million, a reduction of earnings after tax of $3 million and $13 million for the years ended December 31, 2008 and 2007, respectively, and a reduction to assets of $36 million and $31 million as at December 31, 2008 and 2007, respectively.

b) Business Combinations

In December 2008, the CICA issued section 1582 "Business Combinations," which will replace CICA section 1581 of the same name. Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, which currently are capitalized as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. Currently only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation. Section 1582 will be effective for Husky on January 1, 2011 with prospective application.

Note 5. International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, as part of its strategic plan, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards ("IFRS"), which will replace Canadian GAAP for years beginning on or after January 1, 2011. An omnibus exposure draft was issued by the AcSB in the second quarter of 2008, which incorporates IFRS into the CICA Handbook and prescribes the transitional provisions for adopting IFRS.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that accounting for property, plant and equipment will be impacted by the conversion to IFRS. The Company currently follows full cost accounting as prescribed in Accounting Guideline ("AcG") 16, "Oil and Gas Accounting – Full Cost." Conversion from Canadian GAAP to IFRS may have an impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. The conversion to IFRS will also result in other impacts, some of which may be significant in nature and these continue to be assessed by the Company. At this time, the impact on Husky's financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified. The Company will continue to monitor any changes in the adoption of IFRS and will update its plan as necessary.

Note 6. Accounts Receivable

	2008	2007	2006
Trade receivables	**$ 1,135**	$ 1,599	$ 1,286
Allowance for doubtful accounts	**(22)**	(10)	(10)
Derivatives due within one year	**111**	22	–
Income taxes receivable	**106**	–	–
Other	**14**	11	8
	$ 1,344	$ 1,622	$ 1,284

Sale of Accounts Receivable

As at December 31, 2008, the Company's ceiling on its securitization program to sell, on a revolving basis, accounts receivable to a third party was $350 million. As at December 31, 2008, no accounts receivable had been sold under the program (2007 and 2006 – nil). The agreement includes a program fee. During 2008, no accounts receivable had been sold under the program. The average effective rate for 2007 was approximately 5.3% (2006 – 4.1%). Proceeds from revolving sales between the third party and the Company in 2007 totalled approximately $3.5 billion (2006 – $3.1 billion). The securitization agreement has been extended to March 31, 2009.

Note 7. Inventories

Effective January 1, 2008, the Company adopted CICA section 3031, "Inventories," which replaced CICA section 3030 of the same name. The new guidance provides additional measurement and disclosure requirements and requires the Company to reverse previous impairment write-downs when there is a change in the situation that caused the impairment. The adoption of this standard did not have an impact on the Company's financial statements.

	2008	2007	2006
Crude oil	**$ 480**	$ 539	$ 119
Natural gas	**222**	192	193
Refined petroleum products	**263**	409	89
Materials, supplies and other	**67**	50	27
	$ 1,032	$ 1,190	$ 428

Write-downs of inventories to net realizable value in 2008 amounted to $721 million (2007 – $11 million) primarily caused by the economic events in the fourth quarter of 2008.

Note 8. Property, Plant and Equipment

Refer to Note 1, "Segmented Financial Information," which presents the Company's property, plant and equipment by segment.

Administrative costs related to exploration and development activities capitalized in 2008 were $43 million (2007 – $48 million; 2006 – $68 million).

Costs of oil and gas properties, including major development projects, excluded from costs subject to depletion and depreciation at December 31 were as follows:

	2008	2007	2006
Canada	**$ 2,703**	$ 1,954	$ 1,932
International	**485**	243	165
	$ 3,188	$ 2,197	$ 2,097

The prices used in the ceiling test evaluation of the Company's crude oil and natural gas reserves at December 31, 2008 were:

Canada	2009	2010	2011	2012	2013	Price increase 2013 to 2028 *(percent)*
Crude oil *($/bbl)*	$ 52.88	$ 63.44	$ 67.26	$ 70.82	$ 74.52	2
Natural gas *($/mcf)*	7.04	7.53	7.87	8.30	8.76	2

Note 9. Corporate Acquisition

In July 2007, the Company acquired a refinery in Lima, Ohio from The Premcor Refining Group Inc., an indirect wholly owned subsidiary of Valero Energy Corporation through the purchase of all of the issued and outstanding shares of Lima Refining Company ("Lima"). The total cash consideration was U.S. $1.9 billion plus U.S. $540 million for the cost of feedstock and product inventory. The results of Lima are included in the consolidated financial statements of the Company from its acquisition date. The Lima operations have been included in the downstream – U.S. refining and marketing segment in Note 1, "Segmented Financial Information." The operations of Lima are a self-sustaining foreign operation for foreign currency translation purposes.

The allocation of the aggregate purchase price based on the estimated fair values of the net assets of Lima on its acquisition date was as follows:

	U.S. $	Cdn $
Net assets acquired		
Working capital	$ 4	$ 4
Property, plant and equipment	1,455	1,542
Goodwill [(1)]	506	536
Other assets	25	26
Other long-term liabilities	(86)	(91)
	1,904	2,017
Feedstock and product inventory acquired	540	572
Total	$ 2,444	$ 2,589

(1) Allocated to U.S. refining and marketing in the Company's downstream segment. For U.S. income tax purposes, goodwill is deductible and amortized over a 15-year period. Refer to Note 1, "Segmented Financial Information."

Note 10. Joint Ventures

a) BP

On March 31, 2008, the Company completed a transaction with BP, which resulted in the formation of a 50/50 joint venture upstream entity and a 50/50 joint venture downstream entity.

The upstream entity is a partnership to which Husky has contributed the Sunrise oil sands assets with a fair value of U.S. $2.5 billion as at January 1, 2008, plus capital expenditures for the three-month period ended March 31, 2008 of $15 million. BP's contribution was U.S. $250 million cash and a contribution receivable for the balance of U.S. $2.25 billion and $15 million. The contribution receivable accretes at a rate of 6% and is payable between December 31, 2008 and December 31, 2015 with the final balance due and payable by December 31, 2015. The upstream entity is included as part of the upstream segment.

The downstream entity is a limited liability company ("LLC") to which BP has contributed the Toledo Refinery plus inventories and other net assets, less accounts payable and adjusted net earnings. Husky's contribution was U.S. $250 million cash and a contribution payable for the balance of U.S. $2.6 billion. Husky's share of the value of the amounts contributed at March 31, 2008 by both entities to the downstream LLC is described below:

Cash	$ 129
Inventory	199
Property, plant and equipment (including adjusted earnings)	1,928
Partner contribution receivable	1,331
Other assets	2
Inventory related payables	(12)
Future income tax liability	(658)
Total contribution to downstream joint venture	$ 2,919

The contribution payable accretes at a rate of 6% and is payable between December 31, 2008 and December 31, 2015 with the final balance due and payable by December 31, 2015. The timing of payments during this period will be determined by the capital expenditures made at the refinery during this same period. The downstream entity is included as part of the U.S. refining and marketing segment. This entity is a self-sustaining foreign operation.

Summarized below are the results of operations, cash flows and financial position relating to the Company's proportional interests in its downstream joint venture:

Results of Operations	2008
Revenues	$ 1,843
Expenses	2,020
Proportionate share of net loss	$ (177)

Cash Flows	2008
Cash flow – operating activities	$ (90)
Cash flow – financing activities	–
Cash flow – investing activities	(58)
Proportionate share of decrease in cash and cash equivalents	$ (148)

Financial Position	2008
Current assets	$ 245
Long-term assets	2,292
Current liabilities	(42)
Long-term liabilities	(666)
Proportionate share of net assets	$ 1,829

Both joint ventures are being accounted for using proportionate consolidation. The amounts recorded in the consolidated financial statements represent the Company's 50% interest in the joint ventures.

b) CNOOC Southeast Asia Limited

In April 2008, a subsidiary of the Company, Husky Oil Madura Partnership ("HOMP"), entered into an agreement with CNOOC Southeast Asia Limited ("CNOOCSE"), which resulted in the acquisition by CNOOCSE of a 50% equity interest in Husky Oil (Madura) Limited, a subsidiary of HOMP, for a consideration of $127 million (U.S. $125 million) resulting in a gain of $69 million included in other – net in the Consolidated Statements of Earnings and Comprehensive Income. Husky Oil (Madura) Limited holds a 100% interest in the Madura Strait Production Sharing Contract. The resulting joint venture arrangement is being accounted for using the proportionate consolidation method.

c) Results of Joint Ventures

The results of Husky's proportionate share of its downstream joint venture with BP are described in Note 10 a). The results from the upstream joint venture with BP and the joint venture arrangement with CNOOCSE are considered to be in the pre-production phase. As a result, any impact on the financial results of the Company subsequent to entering into these joint ventures is considered immaterial.

Note 11. Cash Flows – Change in Non-cash Working Capital

a) Change in non-cash working capital was as follows:

	2008	2007	2006
Decrease (increase) in non-cash working capital			
Accounts receivable	**$ 453**	$ (345)	$ (428)
Inventories	**522**	(212)	43
Prepaid expenses	**2**	1	14
Accounts payable and accrued liabilities	**428**	(190)	277
Change in non-cash working capital	**$ 1,405**	$ (746)	$ (94)
Relating to:			
Operating activities	**$ 888**	$ (718)	$ 544
Financing activities	**146**	65	(678)
Investing activities	**371**	(93)	40

b) Other cash flow information:

	2008	2007	2006
Cash taxes paid	**$ 615**	$ 926	$ 215
Cash interest paid	**$ 103**	$ 162	$ 147

Cash and cash equivalents at December 31, 2008, included $269 million of cash and $644 million of short-term investments with maturities less than 90 days.

Note 12. Goodwill

	2008	2007	2006
Balance at beginning of year	**$ 660**	$ 160	$ 160
Acquired during the year	**–**	536	–
Foreign currency translation of goodwill in self-sustaining U.S. operations	**119**	(36)	–
Balance at end of year	**$ 779**	$ 660	$ 160

Note 13. Bank Operating Loans

At December 31, 2008, the Company had unsecured short-term borrowing lines of credit with banks totalling $370 million (2007 – $270 million; 2006 – $220 million). As at December 31, 2008, bank operating loans (excluding reclassified outstanding cheques) were nil (2007 and 2006 – nil) and letters of credit under these lines of credit totalled $166 million (2007 – $73 million; 2006 – $19 million). Interest payable is based on Bankers' Acceptance, U.S. LIBOR or prime rates. During 2008, the weighted average interest rate on short-term borrowings was approximately 7.1% (2007 and 2006 – 5.8%).

The Sunrise Oil Sands Partnership has an unsecured demand credit facility of $10 million available for general purposes. The Company's proportionate share is $5 million. As at December 31, 2008, there was no balance outstanding under this credit facility.

Note 14. Accounts Payable and Accrued Liabilities

	2008	2007	2006
Trade payables	$ 93	$ 23	$ 74
Accrued liabilities	1,813	1,743	1,322
Dividend payable	425	280	212
Stock-based compensation	24	159	234
Current income taxes	419	36	615
Other	122	117	117
	$ 2,896	$ 2,358	$ 2,574

Note 15. Long-term Debt

		Cdn $ Amount			U.S. $ Denominated		
	Maturity	2008	2007	2006	2008	2007	2006
Long-term debt							
6.95% medium-term notes - Series E		$ –	$ 203	$ 200	$ –	$ –	$ –
6.25% notes	2012	490	395	466	400	400	400
7.55% debentures	2016	245	198	233	200	200	200
6.20% notes	2017	367	296	–	300	300	–
6.15% notes	2019	367	296	350	300	300	300
8.90% capital securities		–	223	262	–	225	225
6.80% notes	2037	474	445	–	387	450	–
Debt issue costs		(18)	(20)	–	–	–	–
Unwound interest rate swaps		32	37	–	–	–	–
		$ 1,957	$ 2,073	$ 1,511	$ 1,587	$ 1,875	$ 1,125
Long-term debt due within one year							
Bridge financing		$ –	$ 741	$ –	$ –	$ 750	$ –
6.85% medium-term notes – Series B		–	–	100	–	–	–
		$ –	$ 741	$ 100	$ –	$ 750	$ –

Interest – net for the years ended December 31 was as follows:

	2008	2007	2006
Interest expense			
Long-term debt	$ 154	$ 151	$ 130
Contribution payable	63	–	–
Short-term debt	5	6	5
	222	157	135
Amount capitalized	–	(19)	(33)
	222	138	102
Interest income			
Contribution receivable	(55)	–	–
Other	(20)	(8)	(10)
	(75)	(8)	(10)
	$ 147	$ 130	$ 92

Foreign exchange for the years ended December 31 was as follows:

	2008	2007	2006
(Gain) loss on translation of U.S. dollar denominated long-term debt	**$ 217**	$ (197)	$ (7)
Cross currency swaps	**(83)**	62	4
Contribution receivable	**(228)**	–	–
Other (gains) losses	**(241)**	84	(21)
	$ (335)	$ (51)	$ (24)

Other gains and losses include realized and unrealized foreign exchange gains and losses on working capital.

Credit Facilities

The revolving syndicated credit facility allows the Company to borrow up to $1.25 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The facility is structured as a five-year committed revolving credit facility. Interest rates vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company's rated senior unsecured debt.

The Company's $150 million revolving bilateral credit facilities have substantially the same terms as the syndicated credit facility.

In July 2007, the Company obtained U.S. $1.5 billion of short-term bridge financing at an interest rate based on U.S. LIBOR, maturing June 26, 2008, to facilitate closing the acquisition of the Lima, Ohio refinery. On September 11, 2007, the Company refinanced U.S. $750 million with long-term notes. The remaining bridge financing of U.S. $750 million was repaid in June 2008.

As at December 31, 2008, there were no borrowings under the syndicated credit facility or the bilateral credit facilities. See Note 23 for debt covenants.

Notes and Debentures

On September 21, 2006, Husky filed a shelf prospectus, which enabled the Company to offer up to U.S. $1.0 billion of debt securities in the United States until October 21, 2008. During the 25 month period that the prospectus remained effective, debt securities could be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement. In 2007, U.S. $750 million of debt securities were issued under this shelf prospectus.

The 6.25% and the 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002. Interest is payable semi-annually.

The 7.55% debentures represent unsecured securities under a trust indenture dated October 31, 1996. Interest is payable semi-annually.

The 6.20% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007. During 2008, the Company repurchased U.S. $63 million of the 6.80% notes. Interest is payable semi-annually.

The 8.90% capital securities represented unsecured securities under an indenture dated August 10, 1998. On June 12, 2008, the Company initiated a cash tender offer to purchase any and all of the 8.90% capital securities. The tender offer expired on July 11, 2008 at which date U.S. $214 million or 95% of the capital securities had been tendered. The settlement date occurred July 11, 2008. The remaining capital securities were redeemed on August 14, 2008.

The 6.95% medium-term notes Series E represented unsecured securities under a trust indenture dated May 4, 1999 and were redeemed in August 2008 at a redemption price, including accrued interest, of $208 million.

The 6.85% medium-term notes Series B represented unsecured securities under a trust indenture dated February 3, 1997 and matured in 2007.

The 7.125% notes represented unsecured securities under a trust indenture dated October 31, 1996 and matured in 2006.

The 8.45% senior secured bonds represented securities under a trust indenture dated July 20, 1999 that were redeemed in full on February 1, 2006.

The notes and debentures disclosed above are redeemable (unless otherwise stated) at the option of the Company, at any time, at a redemption price equal to the greater of the par value of the securities and the sum of the present values of the remaining scheduled payments discounted at a rate calculated using a comparable U.S. Treasury Bond rate (for U.S. dollar denominated securities) or Government of Canada Bond rate (for Canadian dollar denominated securities) plus an applicable spread.

The Company's notes, debentures, credit facilities and short-term lines of credit rank equally.

Commencing in 2007, debt issue costs have been reclassified to long-term debt with the adoption of CICA section 3855, "Financial Instruments – Recognition and Measurement." Previously, these deferred costs were included in other assets. As at December 31, 2006, other assets included $12 million of deferred debt issue costs.

The unamortized portion of the gain on previously unwound interest rate swaps that would be designated as fair value hedges is included in the carrying value of long-term debt with the adoption of Canadian Financial Instruments Standards in 2007.

Note 16. Other Long-term Liabilities

	2008	2007	2006
Asset retirement obligations	**$ 711**	$ 662	$ 622
Cross currency swaps [1]	**19**	107	40
Interest rate swaps	**–**	–	37
Employee future benefits *(note 20)*	**81**	69	30
Capital lease obligations	**44**	36	–
Stock-based compensation *(note 19)*	**–**	13	4
Other	**43**	31	23
	$ 898	$ 918	$ 756

(1) Refer to Note 22, "Financial Instruments and Risk Factors."

Asset Retirement Obligations

At December 31, 2008, the estimated total undiscounted inflation adjusted amount required to settle the asset retirement obligations was $5.4 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 9.6%.

Changes to the asset retirement obligations were as follows:

	2008	2007	2006
Asset retirement obligations at beginning of year	**$ 662**	$ 622	$ 557
Liabilities incurred/acquired	**56**	57	35
Liabilities disposed	**(5)**	(13)	(1)
Liabilities settled	**(56)**	(51)	(36)
Revisions	**–**	–	22
Accretion [1]	**54**	47	45
Asset retirement obligations at end of year	**$ 711**	$ 662	$ 622

(1) Accretion is included in cost of sales and operating expenses.

Note 17. Income Taxes

The provision for income taxes in the Consolidated Statements of Earnings and Comprehensive Income reflects an effective tax rate which differs from the expected statutory tax rate. Differences for the years ended December 31 were accounted for as follows:

	2008	2007	2006
Earnings (loss) before income taxes			
Canada	**$ 5,689**	$ 3,763	$ 3,276
United States	**(817)**	95	15
Other foreign jurisdictions	**278**	269	215
	5,150	4,127	3,506
Statutory income tax rate *(percent)*	**30.6**	32.7	35.7
Expected income tax	**1,576**	1,350	1,252
Effect on income tax of:			
Royalties, lease rentals and mineral taxes payable to the crown	**–**	–	10
Resource allowance on Canadian production income	**–**	–	(35)
Change in statutory tax rate	**–**	(395)	(328)
Rate benefit on partnership earnings	**(60)**	(53)	(97)
Capital gains and losses	**(19)**	(24)	(1)
Foreign jurisdictions	**(102)**	8	(6)
Non-deductible capital taxes	**–**	–	(17)
Other – net	**1**	27	2
Income tax expense	**$ 1,396**	$ 913	$ 780

During 2007, a tax benefit of $395 million was recognized as a result of reductions in the Canadian federal tax rate, compared with a benefit of $328 million in 2006 as a result of reductions in both federal and provincial tax rates. No similar tax benefits were recognized in 2008.

The future income tax liabilities at December 31 comprised the tax effect of temporary differences as follows:

	2008	2007	2006
Future tax liabilities			
Property, plant and equipment	**$ 5,226**	$ 4,081	$ 3,607
Foreign exchange gains taxable on realization	**92**	131	48
Other temporary differences	**2**	1	1
	5,320	4,213	3,656
Future tax assets			
Asset retirement obligations	**207**	186	194
Loss carry forwards	**348**	–	2
Provincial royalty rebates	**–**	–	2
Other temporary differences	**41**	70	86
	596	256	284
	$ 4,724	$ 3,957	$ 3,372

Note 18. Commitments and Contingencies

Certain former owners of interests in the upgrading assets retained a 20-year upside financial interest expiring in 2014 which requires payments to them when the average differential between heavy crude oil feedstock and synthetic crude oil exceeds $6.50 per barrel. The calculation is based on a two-year rolling average of the differential. During 2008, the Company capitalized $73 million (2007 – $84 million; 2006 – $85 million) of payments under this arrangement.

At December 31, 2008, the Company had commitments for non-cancellable operating leases and other long-term agreements that require the following minimum future payments:

	2009	2010	2011	2012	2013	After 2013	Total
Long-term debt and interest	$ 127	$ 127	$ 127	$ 599	$ 96	$ 2,478	$ 3,554
Operating leases	115	106	81	74	62	28	466
Firm transportation agreements	144	90	52	55	47	249	637
Unconditional purchase obligations	2,775	897	455	77	36	162	4,402
Lease rentals and exploration work agreements	178	142	167	105	114	314	1,020
Asset retirement obligations	29	31	27	26	26	5,093	5,232
	$ 3,368	$ 1,393	$ 909	$ 936	$ 381	$ 8,324	$15,311

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.

Note 19. Share Capital

The Company's authorized share capital is as follows:

Common shares – an unlimited number of no par value.

Preferred shares – an unlimited number of no par value, none outstanding.

Common Shares

Changes to issued share capital were as follows:

	Number of Shares	Amount
December 31, 2005	848,250,156	$ 3,523
Options exercised	286,862	10
December 31, 2006	848,537,018	3,533
Options exercised	423,292	18
December 31, 2007	848,960,310	3,551
Options exercised	394,500	17
December 31, 2008	**849,354,810**	**$ 3,568**

Stock Options

At December 31, 2008, 50.5 million common shares were reserved for issuance under the Company stock option plan. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company's common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company's common shares on the trading day prior to the surrender date and the exercise price of the option.

Under the terms of the original stock option plan, the options awarded have a maximum term of five years and vest over three years on the basis of one-third per year. Effective February 26, 2007, the Board of Directors approved amendments to the Company's stock option plan to also provide for performance vesting of stock options. Shareholder ratification was obtained at the Annual and Special Meeting of Shareholders on April 19, 2007. Performance options granted may vest in up to one-third increments if the Company's annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company's performance measured over three calendar years. If the Company's performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company's performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company's relative ranking. Stock compensation expense related to the performance options is accrued based on the price of the common shares at the end of the period and the anticipated performance factor. This expense is recognized over the three-year vesting period of the performance options.

As a result of the special $0.25 per share dividend that was declared in February 2007, a downward adjustment of $0.175 was made to the exercise price of all outstanding stock options effective February 28, 2007, in accordance with the terms of the stock option plan under which the options were issued.

The following options to purchase common shares have been awarded to officers and certain other employees:

	Number of Options *(thousands)*	Weighted Average Exercise Prices	Weighted Average Contractual Life *(years)*	Options Exercisable *(thousands)*
December 31, 2005	14,570	$ 12.91	3	3,066
Granted	1,804	$ 35.71	4	
Exercised for common shares	(287)	$ 11.15	2	
Surrendered for cash	(3,902)	$ 11.97	2	
Forfeited	(529)	$ 21.41	3	
December 31, 2006	11,656	$ 16.40	3	4,463
Granted	26,926	$ 41.65	4	
Exercised for common shares	(423)	$ 11.84	1	
Surrendered for cash	(5,147)	$ 13.40	2	
Forfeited	(2,881)	$ 40.41	4	
December 31, 2007	30,131	$ 37.18	4	4,494
Granted	7,596	$ 41.18	5	
Exercised for common shares	(395)	$ 13.65	1	
Surrendered for cash	(4,132)	$ 22.50	1	
Forfeited	(2,373)	$ 41.58	3	
December 31, 2008	**30,827**	**$ 40.10**	**3**	**7,239**

As at December 31, 2008	Outstanding Options			Options Exercisable	
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
\$11.67 - \$11.99	1,138	\$ 11.74	-	1,138	\$ 11.74
\$12.00 - \$17.99	52	\$ 15.46	1	52	\$ 15.46
\$18.00 - \$27.99	224	\$ 26.43	2	224	\$ 26.43
\$28.00 - \$36.99	2,124	\$ 32.40	4	314	\$ 35.49
\$37.00 - \$39.99	833	\$ 39.49	4	133	\$ 38.20
\$40.00 - \$40.99	2,417	\$ 40.88	4	285	\$ 40.85
\$41.00 - \$45.02	24,039	\$ 42.24	4	5,093	\$ 41.68
	30,827	\$ 40.10	3	7,239	\$ 35.95

Dividends

During 2008, the Company declared dividends of \$1.73 per common share (2007 – \$1.33 per common share; 2006 – \$0.75 per common share), including a special dividend of \$0.25 per common share in 2007.

Note 20. Employee Future Benefits

a) Canada

The Company currently provides a defined contribution pension plan for all qualified employees. The Company also maintains a defined benefit pension plan, which is closed to new entrants, and all current participants are vested. The Company also provides certain health and dental coverage to its retirees, which is accrued over the expected average remaining service life of the employees.

Defined Benefit Pension Plan

Weighted average long-term assumptions are based on independent historical and projected references and are noted below:

	2008	2007	2006
Discount rate *(percent)*	**6.3**	5.0	5.0
Long-term rate of increase in compensation levels *(percent)*	**5.0**	5.0	5.0
Long-term rate of return on plan assets *(percent)*	**7.0**	7.5	7.5

The discount rate used at the end of 2008 to determine the accrued benefit obligation was 6.3%.

The long-term rate of return on the assets was determined based on management's best estimate and the historical rates of return, adjusted periodically. The rate at the end of 2008 was 7.0%.

The status of the defined benefit pension plan at December 31 was as follows:

Benefit Obligation	**2008**	2007	2006
Benefit obligation, beginning of year	**\$ 150**	\$ 149	\$ 138
Current service cost	**2**	2	3
Interest cost	**8**	7	7
Benefits paid	**(9)**	(8)	(7)
Actuarial (gains) losses	**(19)**	-	8
Benefit obligation, end of year	**\$ 132**	\$ 150	\$ 149

Fair Value of Plan Assets	**2008**	2007	2006
Fair value of plan assets, beginning of year	**$ 141**	$ 132	$ 108
Contributions	**6**	10	13
Benefits paid	**(9)**	(8)	(7)
Expected return on plan assets	**10**	10	8
Gain (loss) on plan assets	**(38)**	(3)	10
Fair value of plan assets, end of year	**$ 110**	$ 141	$ 132

Funded Status of Plan	**2008**	2007	2006
Fair value of plan assets	**$ 110**	$ 141	$ 132
Benefit obligation	**(132)**	(150)	(149)
Excess obligation	**(22)**	(9)	(17)
Unrecognized past service costs	**2**	3	3
Unrecognized losses	**50**	32	33
Accrued benefit asset	**$ 30**	$ 26	$ 19

Husky adheres to a Statement of Investment Policies and Procedures (the "Policy"). The assets are allocated in accordance with the long-term nature of the obligation and comprise a balanced investment based on interest rate and inflation sensitivities. The Policy explicitly prescribes diversification parameters for all classes of investment.

The Company's actuaries perform valuations annually as at December 31 for the defined benefit pension plan.

The composition of the defined benefit pension plan assets was as follows:

	2008	2007	2006
U.S. common equities	**1%**	1%	1%
Canadian common equities	**26**	30	30
International equity mutual funds	**23**	27	30
Canadian government bonds	**18**	14	16
Canadian corporate bonds	**4**	4	3
International fixed income	**1**	2	–
Canadian fixed income mutual funds	**25**	20	19
Cash and receivables	**2**	2	1
Total	**100%**	100%	100%

During 2008, Husky contributed $6 million to the defined benefit pension plan assets, $3.8 million of which was in respect of additional contributions as a result of the plan's deficiency. Husky currently plans to contribute $5.2 million in 2009.

The Company amortizes the portion of the unrecognized actuarial gains or losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of pension plan assets. The market-related value of pension plan assets is the fair value of the assets. The gains or losses that are in excess of 10% are amortized over the expected future years of service, which is currently seven years.

The past service costs are amortized over the expected future years of service.

Post-retirement Health and Dental Care Plan

The discount rate used in the calculation of the benefit obligation was 6.6%. The average health care cost trend used was 9.0% which is reduced by 0.50% until 2016. The average dental care cost trend used was 4%, which remains constant.

The status of the post-retirement health and dental care plan at December 31 was as follows:

Benefit Obligation	**2008**	2007	2006
Benefit obligation, beginning of year	**$ 54**	$ 49	$ 33
Current service cost	**4**	4	2
Interest cost	**3**	2	2
Benefits paid	**(1)**	(1)	–
Actuarial (gains) losses	**(7)**	–	12
Benefit obligation, end of year	**$ 53**	$ 54	$ 49

Funded Status of Plan	**2008**	2007	2006
Benefit obligation	**$ (53)**	$ (54)	$ (49)
Unrecognized losses	**10**	17	19
Accrued benefit liability	**$ (43)**	$ (37)	$ (30)

The assumed health care cost trend can have a significant effect on the amounts reported for Husky's post-retirement health and dental care plan. A one percent increase and decrease in the assumed trend rate would have the following effect:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$ 1.8	$ (1.4)
Effect on post-retirement benefit obligation	$ 11.4	$ (8.9)

Pension Expense and Post-retirement Health and Dental Care Expense

The expenses for the years ended December 31 were as follows:

Pension Expense	**2008**	2007	2006
Defined benefit pension plan			
Employer current service cost	**$ 2**	$ 2	$ 3
Interest cost	**8**	7	7
Expected return on plan assets	**(10)**	(10)	(8)
Amortization of net actuarial losses	**3**	3	3
	3	2	5
Defined contribution pension plan	**20**	18	16
Total expense	**$ 23**	$ 20	$ 21

Post-retirement Health and Dental Care Expense	**2008**	2007	2006
Employer current service cost	**$ 4**	$ 4	$ 2
Interest cost	**3**	2	2
Amortization of net actuarial losses	**1**	1	–
Total expense	**$ 8**	$ 7	$ 4

Future Benefit Payments

The following table discloses the current estimate of future benefit payments:

	Defined Benefit Pension Plan	Post-retirement Health and Dental Care Plan
2009	$ 9	$ 1
2010	9	1
2011	10	1
2012	10	1
2013	10	2
2014 – 2018	53	12

b) United States

Defined Benefit Pension Plan

As at December 31, 2008, the benefit obligation was $5 million (2007 – $1 million) and the fair value of the plan assets was $4 million (2007 – $1 million). The discount rate used at the end of 2008 to determine the accrued benefit obligation was 6.0% (2007 – 6.1%). During 2008, Husky contributed $2 million to the defined benefit pension plan assets and currently plans to contribute $3 million in 2009.

Pension expense for 2008 was $2 million (six months ended December 31, 2007 – $1 million).

Defined Contribution Pension Plan

The Company's contribution to the U.S. 401(k) plan was $2.6 million in 2008 (2007 – $0.9 million).

Post-retirement Welfare Plan

As at December 31, 2008, the benefit obligation was $13 million (2007 – $33 million). The discount rate used at the end of 2008 to determine the accrued benefit obligation was 6.10% (2007 – 6.25%).

Post-retirement welfare expense for 2008 was $3 million (six months ended December 31, 2007 – $1.5 million).

Note 21. Related Party Transactions

TransAlta Power, L.P. ("TAPLP") is under the indirect control of Husky's principal shareholders. TAPLP is a 49.99% owner in TransAlta Cogeneration, L.P. ("TACLP") which is the Company's joint venture partner for the Meridian cogeneration facility at Lloydminster. The Company sells natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by TACLP. These natural gas sales are related party transactions and have been measured at the exchange amount. For 2008, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by TACLP was $125 million (2007 – $104 million). At December 31, 2008, the total value of accounts receivables related to these transactions was nil (2007 – $10 million).

Note 22. Financial Instruments and Risk Factors

Details of the Company's significant accounting policies for the recognition and measurement of financial instruments and the basis for which income and expense are recognized are disclosed in Note 3, "Significant Accounting Policies."

Risk Management Overview

The Company is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company's exposure to these risks. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company's business objectives and risk tolerance levels. Risk management is ultimately established by the Company's Board of Directors and is implemented and monitored by senior management within the Company.

Fair Value of Financial Instruments

The Company's financial instruments as at December 31, 2008 included cash and cash equivalents, accounts receivable, contribution receivable, bank operating loans, accounts payable and accrued liabilities, contribution payable, long-term debt, the derivative portion of cash flow hedges and freestanding derivatives.

The carrying value of cash and cash equivalents, accounts receivable, bank operating loans, accounts payable and accrued liabilities approximates their fair value due to the short-term maturity of these investments.

At December 31, 2008, the carrying value of the contribution receivable and contribution payable was $1.5 billion and $1.7 billion respectively. The fair value of these financial instruments is not readily determinable due to uncertainties regarding timing of the cash flows. Refer to Note 10, "Joint Ventures."

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

The fair value of long-term debt is the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads is used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31 was as follows:

	2008		2007		2006	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	**$ 1,957**	**$ 1,739**	$ 2,814	$ 2,903	$ 1,611	$ 1,671

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of foreign currency risk, interest rate risk and other price risk, for example, commodity price risk. The objective of market risk management is to manage and control market price exposures within acceptable limits, while maximizing returns.

In certain instances, the Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

The Company's results will also be impacted by a decrease in the price of crude oil. The Company holds crude oil inventories that are feedstock or part of the in-process inventories at its refineries. These inventories are subject to a lower of cost or net realizable value test on a monthly basis and the Company is exposed to declining crude prices.

The Company's results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company's revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of the Company's expenditures are in Canadian dollars.

A change in the value of the Canadian dollar against the U.S. dollar will also result in an increase or decrease in the Company's U.S. dollar denominated debt, as expressed in Canadian dollars, as well as the related interest expense. In order to mitigate the Company's exposure to long-term debt affected by the U.S./Canadian dollar exchange rate, the Company has entered into cash flow hedges using cross currency debt swaps. In addition, a portion of the Company's U.S. dollar denominated debt has been designated as a hedge of a net investment in a self-sustaining foreign operation and the unrealized foreign exchange gain is recorded in other comprehensive income.

To mitigate risk related to interest rates, the Company may enter into fair value hedges using interest rate swaps. The Company's objectives, processes and policies for managing market risk have not changed from the previous year.

Commodity Price Risk Management

Natural Gas Contracts

At December 31, 2008, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which met the definition of a derivative instrument:

	Volumes *(mmcf)*	Fair Value
Physical purchase contracts	23,785	$ (2)
Physical sale contracts	(23,785)	$ 3

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in other expenses in the consolidated statement of earnings.

Natural Gas Storage Contracts

At December 31, 2008, the Company had the following third party physical purchase and sale natural gas storage contracts:

	Volumes *(mmcf)*	Fair Value
Physical purchase contracts	14,067	$ (7)
Physical sale contracts	(46,632)	$ 58

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized gain or loss has been recorded in revenue and cost of sales in the consolidated statement of earnings.

Interest Rate Risk Management

At December 31, 2008, the Company had a freestanding derivative that requires the payment of amounts based on a floating interest rate in exchange for receipt of payments based on a fixed interest rate with the following terms:

Notional Amount	Swap Maturity	Swap Rate *(percent)*	Fair Value
$ 200	July 14, 2009	CDOR + 175 bps	$ 4

This contract has been recorded at fair value in accounts receivable. Prior to August 29, 2008, this derivative was a hedging item in a fair value hedge and a gain of $3 million was recorded through interest expense. On August 29, 2008, the underlying debt was redeemed and the fair value hedge was discontinued. The gain of $1 million subsequent to August 29, 2008 has been recorded in other expenses.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. Husky utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency.

At December 31, 2008, the Company had a cash flow hedge using the following cross currency debt swaps:

Debt	Swap Amount	Canadian Equivalent	Swap Maturity	Interest Rate *(percent)*	Fair Value
6.25% notes	U.S. $150	$211	June 15, 2012	7.41	$ (44)
6.25% notes	U.S. $ 75	$ 89	June 15, 2012	5.65	$ 3
6.25% notes	U.S. $ 50	$ 59	June 15, 2012	5.67	$ 3
6.25% notes	U.S. $ 75	$ 88	June 15, 2012	5.61	$ 5

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange losses has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt and the remaining loss has been included in other comprehensive income. As at December 31, 2008, the unrealized foreign exchange loss of $6 million (2007 – $14 million gain), net of tax of $2 million (2007 – $7 million) is recorded in other comprehensive income. At December 31, 2008, the balance in accumulated other comprehensive income was $10 million (2007 – $4 million), net of tax of $4 million (2007 – $2 million). For the year ended December 31, 2008, the Company recognized a foreign exchange gain of $83 million (2007 – loss of $62 million) on the cross currency debt swaps.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During 2008, the impact of these contracts was a loss of $34 million (2007 – loss of $18 million) recorded in foreign exchange expense.

The Company entered into forward purchases of U.S. dollars. During the third quarter of 2008, the Company unwound one of the forward purchases realizing a gain of $12 million recorded in other expenses in the consolidated statement of earnings. At December 31, 2008, the following foreign exchange transactions had been entered into:

Date	Forward Purchases	Canadian Equivalent	Fair Value
October 5, 2007	U.S. $ 98	$ 97	$ 23
October 11, 2007	U.S. $ 98	$ 96	$ 23

These forward contracts have been recorded at fair value in accounts receivable and the resulting gain has been recorded in other expenses in the consolidated statement of earnings. During 2008, the impact was a gain of $38 million (2007 – $8 million gain).

Effective July 1, 2007, the Company's U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company's net investment in the U.S. refining and marketing operations, which are considered self-sustaining. During the second quarter of 2008, the Company repaid its bridge financing of U.S. $750 million. In the last half of 2008, the Company repurchased U.S. $63 million of bonds that were classified as a net investment hedge. As a result, the Company's net investment hedge is limited to the remaining U.S. $687 million. As at December 31, 2008, the foreign exchange loss of $165 million (2007 – $102 million gain), net of tax of $27 million (2007 – $19 million), arising from the translation of the debt is recorded in other comprehensive income.

Sensitivity Analysis

A sensitivity analysis for foreign currency, commodities and interest rate risks has been calculated by increasing or decreasing the interest rate or foreign currency exchange rate, as appropriate, in the fair value methodologies described in the "Fair Value of Financial Instruments" section of this note. These sensitivities represent the effect resulting from changing the relevant rates with all other variables held constant and have been applied only to financial instruments. The Company's process for determining these sensitivities has not changed during the year. All calculations are on a pre-tax basis.

The Company is exposed to interest rate risk on its interest rate swaps. As at December 31, 2008, had interest rates been 50 basis points higher or lower and assuming all other variables remained constant, the impact to earnings before tax would have been less than $1 million.

The Company is exposed to interest rate and foreign currency risk on its cross currency debt swaps. As at December 31, 2008, had the Canadian dollar been 1% stronger versus the U.S. dollar and assuming all other variables remained constant, the impact to other comprehensive income would have been $4 million lower. Had the Canadian dollar been 1% weaker versus the U.S. dollar and assuming all other variables remained constant, the impact to other comprehensive income would have been $7 million higher. As at December 31, 2008, had the interest rates been 50 basis points higher and assuming all other variables remained constant, the impact to other comprehensive income would have been $2 million higher. Had the interest rates been 50 basis points lower and assuming all other variables remained constant, the impact to other comprehensive income would have been $7 million lower.

The Company is exposed to foreign currency risk on its forward purchases of U.S. dollars. As at December 31, 2008, had the Canadian dollar been 1% stronger relative to the U.S. dollar and assuming all other variables remained constant, the impact to earnings before tax would have been $2 million lower. Equal and offsetting impacts would have occurred had the Canadian dollar been 1% weaker relative to the U.S. dollar and assuming all other variables remained constant.

The Company is exposed to commodity price risk on its natural gas storage contracts. As at December 31, 2008, had the forward price been $0.20/mmbtu higher, the impact to earnings before tax would have been $7 million lower. Had the forward price been $0.20/mmbtu lower, the impact to earnings before tax would have been $7 million higher.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and are updated as required. In addition, the Company requires authorizations for expenditures on projects to assist with the management of capital.

Since the Company operates in the upstream oil and gas industry, it requires sufficient cash to fund capital programs necessary to maintain or increase production and develop reserves, to acquire strategic oil and gas assets, to repay maturing debt and to pay dividends. The Company's upstream capital programs are funded principally by cash provided from operating activities. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow in maintaining the Company's production, it may be necessary to utilize alternative sources of capital to continue the Company's strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of long and short-term capital resources. Occasionally, the Company will hedge a portion of its production to protect cash flow in the event of commodity price declines. In addition, the Company has access to a revolving syndicated credit facility, which allows the Company to borrow money from a group of banks on an unsecured basis.

The following are the contractual maturities of financial liabilities as at December 31, 2008:

Financial Liability	Less than 1 Year	1 to less than 2 Years	2 to less than 5 Years	Thereafter
Accounts payable and accrued liabilities	$ 2,896	$ –	$ –	$ –
Cross currency swaps	–	–	447	–
Long-term debt and interest on fixed rate debt	127	127	822	2,478
Total	$ 3,023	$ 127	$ 1,269	$ 2,478

The Company's contribution payable to the joint venture with BP (refer to Note 10) is payable between December 31, 2008 and December 31, 2015, with the final balance due and payable by December 31, 2015.

The Company's objectives, processes and policies for managing liquidity risk have not changed from the previous year.

Credit Risk

Credit risk represents the financial loss that the Company would suffer if the Company's counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company. The Company's accounts receivables are broad based with customers in the energy industry, midstream and end user segment and are subject to normal industry risks. The Company's policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial reassurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company did not have any customers that constituted more than 10% of total sales and operating revenues during 2008.

The Company's objectives, processes and policies for managing credit risk have not changed from the previous year.

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than 90 days. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.

The Company's accounts receivable excluding income taxes receivable and doubtful accounts was aged as follows:

Aging	Dec. 31, 2008
Current	$ 1,145
Past due (1 – 30 days)	75
Past due (31 – 60 days)	17
Past due (61 – 90 days)	4
Past due (more than 90 days)	19
Total	$ 1,260

The movement in the Company's allowance for doubtful accounts for 2008 was as follows:

Balance at January 1, 2008	$ 10
Provisions and revisions	12
Balance at December 31, 2008	**$ 22**

For 2008, the Company wrote off $3 million of uncollectible receivables.

Held-for-Trading Financial Liabilities

The Company's cross currency swaps have been designated as a cash flow hedge and the derivative component of the hedge meets the definition of a held-for-trading financial liability. The cross currency swap counterparties' credit profiles have not materially changed since the past year or since inception. As a result, the amount of change during the period and cumulatively in the fair value of the cross currency swaps has not been materially impacted by changes resulting from credit risk. At December 31, 2008, the amount the Company would be contractually required to pay under the cross currency swaps at maturity was $414 million higher (December 31, 2007 – $341 million higher) than their carrying amount.

Embedded Derivative

During the fourth quarter of 2008, a drilling contract previously treated as an embedded derivative no longer met the criteria and the related accounting treatment was discontinued. A loss of $71 million, after tax, was recorded in 2008 compared with a gain of $71 million, after tax, for the same period in 2007.

Note 23. Capital Disclosures

The Company's objectives when managing capital are: (i) to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and (ii) to maintain investor, creditor and market confidence to sustain the future development of the business.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company considers its capital structure to include shareholders' equity and debt. To maintain or adjust the capital structure, the Company may from time to time, issue shares, raise debt and/or adjust its capital spending to manage its current and projected debt levels.

The Company monitors capital based on the current and projected ratios of debt to cash flow from operations (defined as total debt divided by earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital) and debt to capital employed (defined as total debt divided by total debt and shareholders' equity). The Company's objective is to maintain a debt to cash flow from operations ratio of less than two times. At December 31, 2008, debt to cash flow from operations was 0.3 times. The ratio may increase at certain times as a result of acquisitions. To facilitate the management of this ratio, the Company prepares annual budgets, which are updated depending on varying factors such as general market conditions and successful capital deployment. The annual budget is approved by the Board of Directors.

The Company's share capital is not subject to external restrictions; however the bilateral credit facilities and the syndicated credit facility include a debt to cash flow covenant. The Company was fully compliant with this covenant at December 31, 2008.

There were no changes in the Company's approach to capital management from the previous year.

Supplemental Financial and Operating Information

Segmented Financial Information

	Upstream					Midstream									
						Upgrading					Infrastructure and Marketing				
($ millions)	**2008**	2007	2006	2005	2004	**2008**	2007	2006	2005	2004	**2008**	2007	2006	2005	2004
Year ended December 31															
Sales and operating revenues, net of royalties	**$ 7,889**	$ 6,222	$ 5,772	$ 4,367	$ 3,120	**$2,435**	$1,524	$1,679	$1,488	$1,058	**$13,544**	$10,217	$9,559	$7,383	$6,126
Costs and expenses															
Operating, cost of sales, selling and general	**1,627**	1,308	1,321	1,050	967	**2,054**	1,127	1,273	1,018	884	**13,192**	9,838	9,258	7,084	5,914
Depletion, depreciation and amortization	**1,505**	1,615	1,476	1,144	1,077	**31**	25	24	21	19	**31**	28	24	21	21
Interest – net	**-**	-	-	-	-	**-**	-	-	-	-	**-**	-	-	-	-
Foreign exchange	**-**	-	-	-	-	**-**	-	-	-	-	**-**	-	-	-	-
	3,132	2,923	2,797	2,194	2,044	**2,085**	1,152	1,297	1,039	903	**13,223**	9,866	9,282	7,105	5,935
Earnings (loss) before income taxes	**4,757**	3,299	2,975	2,173	1,076	**350**	372	382	449	155	**321**	351	277	278	191
Current income taxes	**585**	122	519	215	211	**84**	10	53	16	-	**126**	68	79	(14)	31
Future income taxes	**795**	581	161	434	152	**21**	80	44	120	43	**(29)**	30	1	110	32
Net earnings (loss)	**$ 3,377**	$ 2,596	$ 2,295	$ 1,524	$ 713	**$ 245**	$ 282	$ 285	$ 313	$ 112	**$ 224**	$ 253	$ 197	$ 182	$ 128
Total assets – As at December 31	**$15,653**	$14,395	$13,920	$12,887	$11,025	**$1,349**	$1,405	$ 992	$ 844	$ 708	**$ 1,486**	$ 1,134	$1,329	$ 866	$ 746

(1) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

Segmented Capital Expenditures

($ millions)	**2008**	2007	2006	2005	2004
Upstream					
Western Canada	**$ 2,561**	$ 2,031	$ 2,172	$ 2,007	$ 1,533
East Coast Canada and Frontier	**729**	281	358	645	539
Northwest United States	**60**	-	-	-	-
International	**230**	76	97	78	85
	3,580	2,388	2,627	2,730	2,157
Midstream					
Upgrader	**99**	217	184	120	62
Infrastructure and Marketing	**94**	92	68	37	31
	193	309	252	157	93
Downstream					
Canadian Refined Products	**155**	212	285	191	106
U.S. Refining and Marketing	**133**	21	-	-	-
	288	233	285	191	106
Corporate	**47**	44	37	21	23
	$ 4,108	$ 2,974	$ 3,201	$ 3,099	$ 2,379

Note: Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

Downstream						
Canadian Refined Products					U.S. Refining and Marketing	
2008	2007	2006	2005	2004	**2008**	2007
$3,564	$2,916	$2,575	$2,345	$1,797	**$7,802**	$2,383
3,337	2,608	2,381	2,169	1,694	**8,277**	2,167
81	66	48	47	38	**154**	47
-	-	-	-	-	**3**	1
-	-	-	-	-	**-**	-
3,418	2,674	2,429	2,216	1,732	**8,434**	2,215
146	242	146	129	65	**(632)**	168
28	17	19	(3)	11	**(24)**	28
12	33	21	50	13	**(207)**	35
$ 106	$ 192	$ 106	$ 82	$ 41	**$ (401)**	$ 105
$1,381	$1,335	$1,114	$ 834	$ 625	**$5,383**	$3,058

Corporate and Eliminations [1]					Total				
2008	2007	2006	2005	2004	**2008**	2007	2006	2005	2004
$(10,533)	$(7,744)	$(6,921)	$(5,338)	$(3,661)	**$24,701**	$15,518	$12,664	$10,245	$ 8,440
(10,580)	(7,542)	(6,742)	(5,145)	(3,543)	**17,907**	9,506	7,491	6,176	5,916
30	25	27	23	24	**1,832**	1,806	1,599	1,256	1,179
144	129	92	32	60	**147**	130	92	32	60
(335)	(51)	(24)	(31)	(120)	**(335)**	(51)	(24)	(31)	(120)
(10,741)	(7,439)	(6,647)	(5,121)	(3,579)	**19,551**	11,391	9,158	7,433	7,035
208	(305)	(274)	(217)	(82)	**5,150**	4,127	3,506	2,812	1,405
102	102	8	83	49	**901**	347	678	297	302
(97)	(193)	(125)	(202)	(143)	**495**	566	102	512	97
$ 203	$ (214)	$ (157)	$ (98)	$ 12	**$ 3,754**	$ 3,214	$ 2,726	$ 2,003	$ 1,006
$ 1,270	$ 370	$ 578	$ 285	$ 129	**$26,522**	$21,697	$17,933	$15,716	$13,233

Upstream Operating Information

	2008	2007	2006	2005	2004
Daily production, before royalties					
Light crude oil & NGL *(mbbls/day)*	**122.9**	138.7	111.0	64.6	66.2
Medium crude oil *(mbbls/day)*	**26.9**	27.1	28.5	31.1	35.0
Heavy crude oil & bitumen *(mbbls/day)*	**107.0**	106.9	108.1	106.0	108.9
	256.8	272.7	247.6	201.7	210.1
Natural gas *(mmcf/day)*	**594.4**	623.3	672.3	680.0	689.2
Total production *(mboe/day)*	**355.9**	376.6	359.7	315.0	325.0
Average sales prices					
Light crude oil & NGL *($/bbl)*	**$ 97.28**	$ 73.54	$ 69.06	$ 61.56	$ 48.34
Medium crude oil *($/bbl)*	**$ 81.79**	$ 51.12	$ 49.48	$ 43.44	$ 36.13
Heavy crude oil & bitumen *($/bbl)*	**$ 71.61**	$ 40.19	$ 39.92	$ 31.09	$ 28.66
Natural gas *($/mcf)*	**$ 7.94**	$ 6.19	$ 6.47	$ 7.96	$ 6.25
Operating costs *($/boe)*	**$ 10.93**	$ 9.09	$ 8.77	$ 8.12	$ 7.32
Operating netbacks (1)					
Light crude oil *($/boe)* (2)	**$ 65.03**	$ 57.52	$ 57.06	$ 47.76	$ 35.42
Medium crude oil *($/boe)* (2)	**$ 50.40**	$ 27.61	$ 27.27	$ 24.93	$ 20.03
Heavy crude oil & bitumen *($/boe)* (2)	**$ 45.07**	$ 22.07	$ 23.65	$ 17.57	$ 16.02
Natural gas *($/mcfge)* (3)	**$ 5.02**	$ 3.80	$ 4.10	$ 5.22	$ 3.92

(1) Operating netbacks are Husky's average prices less royalties and operating costs on a per unit basis.
(2) Includes associated co-products converted to boe.
(3) Includes associated co-products converted to mcfge.

Western Canada Wells Drilled

		2008		2007		2006		2005		2004	
		Gross	**Net**	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploration	Oil	**80**	**70**	79	79	101	99	89	85	45	39
	Gas	**102**	**79**	114	92	330	192	392	196	234	180
	Dry	**27**	**23**	14	12	26	24	36	36	34	33
		209	**172**	207	183	457	315	517	317	313	252
Development	Oil	**685**	**578**	571	530	590	543	466	433	552	499
	Gas	**435**	**270**	343	251	565	490	610	551	807	740
	Dry	**36**	**36**	31	29	25	22	42	39	57	53
		1,156	**884**	945	810	1,180	1,055	1,118	1,023	1,416	1,292
		1,365	**1,056**	1,152	993	1,637	1,370	1,635	1,340	1,729	1,544
Success ratio *(percent)*		**95**	**94**	96	96	97	97	95	94	95	94

Selected Ten-year Financial and Operating Summary

($ millions, except where indicated)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Financial Highlights										
Sales and operating revenues, net of royalties	**$ 24,701**	$ 15,518	$ 12,664	$ 10,245	$ 8,440	$ 7,658	$ 6,384	$ 6,596	$ 5,066	$ 2,787
Net earnings	**$ 3,754**	$ 3,214	$ 2,726	$ 2,003	$ 1,006	$ 1,370	$ 796	$ 629	$ 398	$ 91
Earnings per share										
Basic	**$ 4.42**	$ 3.79	$ 3.21	$ 2.36	$ 1.19	$ 1.63	$ 0.95	$ 0.76	$ 0.62	$ 0.17
Diluted	**$ 4.42**	$ 3.79	$ 3.21	$ 2.36	$ 1.19	$ 1.62	$ 0.95	$ 0.76	$ 0.62	$ 0.17
Capital expenditures [1]	**$ 4,108**	$ 2,974	$ 3,201	$ 3,099	$ 2,379	$ 1,902	$ 1,707	$ 1,474	$ 803	$ 706
Total debt	**$ 1,957**	$ 2,814	$ 1,611	$ 1,886	$ 2,204	$ 2,094	$ 2,740	$ 2,572	$ 2,726	$ 1,725
Debt to capital employed *(percent)*	**12**	19	14	20	26	27	36	38	43	51
Reinvestment ratio *(percent)* [2]	**66**	86	70	80	110	91	78	79	59	142
Return on average capital employed *(percent)* [3]	**25.0**	25.7	27.0	22.8	13.0	18.9	12.3	10.8	11.9	7.3
Return on equity *(percent)* [4]	**28.8**	30.2	31.8	29.2	17.0	26.4	17.9	16.3	20.5	13.7
Upstream										
Daily production, before royalties										
Light crude oil & NGL *(mbbls/day)*	**122.9**	138.7	111.0	64.6	66.2	71.6	65.4	46.4	42.8	22.3
Medium crude oil *(mbbls/day)*	**26.9**	27.1	28.5	31.1	35.0	39.2	44.8	47.2	20.8	4.2
Heavy crude oil & bitumen *(mbbls/day)*	**107.0**	106.9	108.1	106.0	108.9	99.9	95.1	83.8	53.5	42.1
	256.8	272.7	247.6	201.7	210.1	210.7	205.3	177.4	117.1	68.6
Natural gas *(mmcf/day)*	**594**	623	672	680	689	611	569	573	358	251
Total production *(mboe/day)*	**355.9**	376.6	359.7	315.0	325.0	312.5	300.2	272.8	176.8	110.4
Total proved reserves, before royalties *(mmboe)*	**896**	1,014	1,004	985	791	887	918	927	872	430
Midstream										
Synthetic crude oil sales *(mbbls/day)*	**58.7**	53.1	62.5	57.5	53.7	63.6	59.3	59.5	60.6	61.9
Upgrading differential *($/bbl)*	**$ 28.77**	$ 30.73	$ 26.16	$ 30.70	$ 17.79	$ 12.88	$ 10.81	$ 17.91	$ 13.77	$ 6.49
Pipeline throughput *(mbbls/day)*	**507**	501	475	474	492	484	457	537	528	394
Canadian Refined Products										
Light oil products sales *(million litres/day)*	**7.9**	8.7	8.7	8.9	8.4	8.2	7.7	7.6	7.4	7.6
Asphalt products sales *(mbbls/day)*	**24.0**	21.8	23.4	22.5	22.8	22.0	20.8	21.4	20.2	17.1
Refinery throughput										
Prince George refinery *(mbbls/day)*	**10.1**	10.5	9.0	9.7	9.8	10.3	10.1	10.2	9.2	10.2
Lloydminster refinery *(mbbls/day)*	**26.1**	25.3	27.1	25.5	25.3	25.7	22.0	23.7	23.4	17.9
Refinery utilization *(percent)*	**91**	90	90	101	100	103	92	97	93	80

(1) Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.
(2) Reinvestment ratio is based on net capital expenditures including corporate acquisitions (other than Renaissance Energy Ltd.).
(3) Capital employed for purposes of this calculation has been weighted for 2000.
(4) Equity for purposes of this calculation has been weighted for 2000 and includes amounts due to shareholders prior to August 25, 2000.

Board of Directors


Victor T. K. Li


Canning K. N. Fok


William Shurniak


Martin J. G. Glynn


R. Donald Fullerton


Holger Kluge

Victor T.K. Li, Co-Chairman,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Mr. Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited. He is Deputy Chairman and Executive Director of Hutchison Whampoa Limited, Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited and of CK Life Sciences Int'l., (Holdings) Inc. Mr. Li is an Executive Director of Hongkong Electric Holdings Limited and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Canning K. N. Fok (2), Co-Chairman,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited. He is Chairman and a Director of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited. Mr. Fok is the Deputy Chairman and a Director of Cheung Kong Infrastructure Holdings Limited and a Director of Cheung Kong (Holdings) Limited.

William Shurniak (1), Deputy Chairman,
a resident of Limerick, Saskatchewan has been a Director of Husky Energy Inc. since 2000. Mr. Shurniak is a Director of Hutchison Whampoa Limited and a Director and Chairman of Northern Gas Networks Limited.

R. Donald Fullerton (1), Director,
a resident of Toronto, has been a Director of Husky Energy Inc. since 2003. Mr. Fullerton serves as a corporate director on a number of private companies and is a Director of the Li Ka Shing (Canada) Foundation.

Martin J. G. Glynn (1) (3), Director,
a resident of Vancouver, British Columbia, has been a Director of Husky Energy Inc. since 2000. Mr. Glynn is a director of Hathor Exploration Limited, the VinaCapital Vietnam Opportunity Fund Ltd. and MF Global Ltd.

Holger Kluge (2) (4), Director,
a resident of Toronto, has been a Director of Husky Energy Inc. since 2000. Mr. Kluge is a Director of Hongkong Electric Holdings Limited, Hutchison Whampoa Limited and Shoppers Drug Mart Corporation.


Poh Chan Koh


Stanley T. L. Kwok


Colin S. Russel


Frank J. Sixt


Eva L. Kwok


John C.S. Lau


Wayne E. Shaw

Poh Chan Koh, Director,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Miss Koh is the Finance Director of Harbour Plaza Hotel Management (International) Ltd.

Eva L. Kwok (2) (3), Director,
a resident of Vancouver, has been a Director of Husky Energy Inc. since 2000. Mrs. Kwok is a Director, Chairman and Chief Executive Officer of Amara International Investment Corp. She is a Director of the Bank of Montreal Group of Companies, CK Life Sciences Int'l., (Holdings) Inc., Cheung Kong Infrastructure Holdings Limited and the Li Ka Shing (Canada) Foundation.

Stanley T. L. Kwok (4), Director,
a resident of Vancouver, has been a Director of Husky Energy Inc. since 2000. Mr. Kwok is the President and a Director of Stanley Kwok Consultants. He is President and a Director of Amara International Investment Corp. and a Director of Cheung Kong (Holdings) Limited.

John C.S. Lau, President & Chief Executive Officer, Director,
a resident of Calgary, has been a Director of Husky Energy Inc. since 2000. Prior to joining Husky in 1992, Mr. Lau served in a number of senior executive roles within the Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited group of companies.

Colin S. Russel (1), Director,
a resident of the United Kingdom, has been a Director of Husky Energy Inc. since 2008. Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. Mr. Russel is a Director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int'l., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Wayne E. Shaw (3) (4), Director,
a resident of Toronto, has been a Director of Husky Energy Inc. since 2000. Mr. Shaw is a Senior Partner at Stikeman Elliott LLP, Barristers & Solicitors and a Director of the Li Ka Shing (Canada) Foundation.

Frank J. Sixt (2), Director,
a resident of Hong Kong, has been a Director of Husky Energy Inc. since 2000. Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited. He is the Non-executive Chairman and a Director of TOM Group Limited and Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and the Li Ka Shing (Canada) Foundation.

The Management Information Circular and the Annual Information Form contain additional information regarding the Directors.

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Health, Safety & Environment Committee

Officers/Executives


John C.S. Lau


Robert J. Peabody


James D. Girgulis


Bob I. Baird


Edward T. Connolly


Alister Cowan


Ronald J. Butler


J. Michael D'Aguiar

HUSKY ENERGY INC.

John C. S. Lau, President & Chief Executive Officer
John C. S. Lau, President & Chief Executive Officer, is responsible for Husky's corporate direction, vision, strategic planning and corporate policies, and is also a member of the Company's Board of Directors. Before joining Husky he served in a number of senior executive roles within the Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited group of companies. Mr. Lau is a fellow member of the Institute of Chartered Accountants, the Australian Society of Accountants, the Hong Kong Society of Accountants, the Taxation Institute of Hong Kong, and the Institute of Chartered Secretaries of Administrators of the United Kingdom.

Robert J. Peabody, Chief Operating Officer, Operations & Refining
Appointed in 2006, Robert J. Peabody is responsible for leading Husky Energy's upstream operations including Western Canada conventional production, heavy oil, oil sands, engineering and procurement, East Coast operations, frontier and international exploration and development, and refining and upgrading. Prior to joining Husky, he led four major businesses for British Petroleum in Europe and the United States. Mr. Peabody is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Alister Cowan, Vice President & Chief Financial Officer
Alister Cowan was appointed Vice President & Chief Financial Officer, Husky Energy Inc., in July 2008. He was previously Executive Vice President and Chief Financial Officer, British Columbia Hydro & Power Authority. He joined the Institute of Chartered Accountants of Scotland in 1988 and is a member of the board of Financial Executives International (FEI) Canada and Past Chair of FEI Canada Committee on Corporate Reporting.

James D. Girgulis, Q.C., Vice President, Legal & Corporate Secretary
James D. Girgulis was appointed Vice President, Legal & Corporate Secretary of Husky Energy in 2000. He was previously General Counsel and Corporate Secretary of Husky Oil Limited. Prior to joining Husky he held positions with Alberta and Southern Gas Co. and Alberta Natural Gas Company. Mr. Girgulis was called to the Alberta Bar in 1982 and was appointed Queen's Counsel in 2005.

HUSKY OIL OPERATIONS LIMITED

Bob I. Baird, Vice President, Upgrading & Refining for Canada
Bob I. Baird was appointed Vice President, Upgrading & Refining for Canada in 2008 with responsibilities for the operations of the Lloydminster Refinery, Lloydminster Upgrader, Lloydminster Meridian Cogeneration Facility, Prince George Refinery and the Lloydminster and Minnedosa ethanol plants. Prior to joining Husky, Mr. Baird worked in several senior refining and strategy roles for Royal Dutch Shell in Canada and Europe.

Ronald J. Butler, Vice President, Corporate Administration
Ron Butler is responsible for Human Resources, Health, Safety & Environment, Real Estate, Risk Management, Diversity and Corporate Services. Mr. Butler is an experienced human resources practitioner and leader with extensive oil and gas experience. Prior to joining Husky Mr. Butler was Vice President, Human Resources with BP Canada and formerly Manager, Human Resources of Amoco (U.K.) Exploration Company. Mr. Butler is a past president and current member of the Human Resources Association of Calgary and a past director of the Human Resources Institute of Alberta.


Terrance E. Kutryk


Roy C. Warnock


Terry Manning


Bill Watson

Edward T. Connolly, Vice President, Heavy Oil
Edward T. Connolly joined Husky as Vice President, Heavy Oil in 2006 and has responsibility for increasing both heavy oil reserves and production. Mr. Connolly was previously Manager, Drilling, Well Completions and Facilities Construction with Talisman Energy Canada, and Facilities Construction Project Manager with BP Canada Ltd.

J. Michael D'Aguiar, Vice President, Finance
Mr. D'Aguiar joined Husky as Treasurer in 2002. In 2007 he was promoted to Vice President, Finance, responsible for the Treasury, Taxation and Credit departments. He has extensive financial experience in the international upstream oil industry and has served in financial management positions with major oil and gas companies. Prior to joining Husky, he was Chief Financial Officer of Ranger Oil.

Terrance E. Kutryk, Vice President, Midstream & Refined Products
Terrance E. Kutryk was appointed Vice President, Midstream & Refined Products in 2008. He has more than 25 years of experience with Husky and was formerly General Manager, Facilities & New Ventures, and was Vice President, Refined Products & New Ventures with Husky Marketing & Supply Company. He is a member of the American Society of Mechanical Engineers, Canadian Institute of Mining, Metallurgy and Petroleum, Canadian Heavy Oil Association and the Calgary Society of Financial Analysts.

Terry Manning, Vice President, Engineering & Procurement Management
Terry Manning was appointed Vice President, Engineering & Procurement Management in January 2009 with responsibilities for procurement, material and services management, project management and technical services for Husky. He was previously Vice President, Engineering & Project Management; and prior to that was Vice President, Capital Projects with Barrick Gold Corporation; General Manager, Project Management Office with Suncor Energy Inc., and Director of Projects at Agrium.

Roy C. Warnock, Vice President, Upgrading & Refining
Mr. Warnock was appointed Vice President, Upgrading & Refining, Lima Refining Company in 2007. Previously he served as Vice President, Upgrading & Refining and as Manager of Husky's Prince George Refinery and Lloydminster Upgrader. Prior to joining the Company in 1983, he held a number of engineering and operations positions with Imperial Oil. Mr. Warnock is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and Association of Professional Engineers and Geoscientists of Saskatchewan

Bill Watson, Chief Operating Officer, South East Asia
Bill Watson was appointed Chief Operating Officer, South East Asia in 2008. He is responsible for managing Husky Energy's South East Asia assets including China and Indonesia operations, South East Asia exploration, new business development, commercial activity, and the Liwan and Madura projects. Formerly Vice President, Engineering & Project Management, he joined Husky in 2004 after serving as Vice President of Amerada Hess' wholly owned subsidiary Triton Equatorial Guinea Inc. Prior to that he was President of Marathon Canada Limited, having spent 16 years in senior positions with Marathon Oil Company.

Common Share Information

Year ended December 31		2008	2007	2006
Share price	High	**$ 54.24**	$ 46.65	$ 41.50
	Low	**$ 26.50**	$ 35.01	$ 29.00
	Close at December 31	**$ 30.87**	$ 44.59	$ 39.02
Average daily trading volumes *(thousands)*		**1,391**	1,063	1,210
Number of common shares outstanding, December 31 *(thousands)*		**849,355**	848,960	848,538
Weighted average number of common shares outstanding *(thousands)*				
	Basic	**849,170**	848,777	848,412
	Diluted	**849,170**	848,777	848,412

Trading in the common shares of Husky Energy Inc. ("HSE") commenced on the Toronto Stock Exchange on August 28, 2000. The Company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy Sector and in the S&P/TSX 60 indices.

Toronto Stock Exchange Listing: HSE

Outstanding Shares
The number of common shares outstanding at December 31, 2008 was 849,354,810.

Transfer Agent and Registrar
Husky's transfer agent and registrar is Computershare Trust Company of Canada. In the United States, the transfer agent and registrar is Computershare Trust Company, Inc. Share certificates may be transferred at Computershare's principal offices in Calgary, Toronto, Montreal and Vancouver, and at Computershare's principal office in Denver, Colorado, in the United States.

Queries regarding share certificates, dividends and estate transfers should be directed to Computershare Trust Company at 1-888-267-6555 (toll free in North America).

Corporate Office
Husky Energy Inc.
P.O. Box 6525, Station D
707 Eighth Avenue S.W.
Calgary, Alberta T2P 3G7
Telephone: (403) 298-6111
Fax: (403) 298-7464

Investor Relations
Telephone: (403) 298-6171
Fax: (403) 298-6515
E-mail: investor.relations@huskyenergy.com

Corporate Communications
Telephone: (403) 298-6111
Fax: (403) 298-6515
E-mail: corp_com@huskyenergy.com

Website
Visit Husky Energy's home pages at www.huskyenergy.com

Auditors
KPMG LLP
2700, 205 Fifth Avenue S.W.
Calgary, Alberta T2P 4B9

Annual Meeting
The annual meeting of shareholders will be held at 10:30 a.m. on Tuesday, April 21, 2009 in the Palomino Room, at the Round Up Centre, Twelfth Avenue and Third Street S.E., Calgary, Alberta.

Additional Publications
The following publications are available on our website or from our Investor Relations department:
- Annual Information Form, filed with Canadian securities regulators
- Form 40-F, filed with the U.S. Securities and Exchange Commission
- Quarterly Reports

Dividends
Husky's Board of Directors has approved a dividend policy that pays quarterly dividends.

The following table is restated for the two-for-one split of the common shares that occurred in July 2007.

Declaration Date	Quarter Dividend	Special Dividend
February 2009	$ 0.300	
October 2008	0.500	
July 2008	0.500	
April 2008	0.400	
February 2008	0.330	
October 2007	0.330	
August 2007	0.250	
May 2007	0.250	
February 2007	0.250	$ 0.250
October 2006	0.250	
July 2006	0.250	
April 2006	0.125	
February 2006	0.125	
October 2005	0.125	0.500
July 2005	0.070	
April 2005	0.070	
February 2005	0.060	
November 2004	0.060	0.270
July 2004	0.060	
April 2004	0.060	
February 2004	0.050	

bbls	barrels
bcf	billion cubic feet
boe	barrels of oil equivalent
bps	basis points
CDOR	Certificate of Deposit Offered Rate
GJ	gigajoule
hectare	1 hectare is equal to 2.47 acres
km	kilometre
LIBOR	London Interbank Offered Rate
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcfge	thousand cubic feet of gas equivalent
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/day	million cubic feet per day
mmlt	million long tons
MW	megawatt
MWh	megawatt-hour
NGL	natural gas liquids
NIT	NOVA Inventory Transfer [1]
NYMEX	New York Mercantile Exchange
PIIP	petroleum-initially-in-place
tcf	trillion cubic feet
w.i.	working interest
WTI	West Texas Intermediate

(1) NOVA Inventory Transfer is an exchange or transfer of title of gas that has been received into the NOVA pipeline system but not delivered to a connecting pipeline.

The Company has disclosed contingent resources of natural gas in this Annual Report. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The contingent resources disclosed refer to the Liwan natural gas discovery in the South China Sea on Block 29/26. These contingent resources were estimated following the drilling of the Liwan 3-1-1 discovery well in June 2006. Delineation of Liwan commenced in late 2008. Completion of delineation drilling will provide data necessary to assign reserves and advance development plans. CNOOC has the right to participate in up to 51% in the development of any discoveries. Other contingencies may include factors such as adequate economic and market considerations and commitment to develop these resources as well as other factors such as legal, environmental, political and regulatory issues. There is no certainty that it will be commercially viable to produce any portion of these resources.

Contingent resources for the MDA fields in Madura Strait PSC are based on 3-D seismic mapping and information from the logging, coring, and testing of the discovery and two delineation wells drilled into the MDA hydrocarbon bearing structure during the 1980s. These resources are not classified as reserves due to contingencies such as adequate economic and market considerations and commitment to develop these resources as well as other factors such as legal, environmental, political and regulatory issues. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The Company has disclosed discovered petroleum initially-in-place ("PIIP") in this Report in respect of heavy oil and bitumen. Discovered petroleum initially-in-place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially-in-place includes production, reserves and contingent resources; the remainder is unrecoverable.

The Company has also disclosed possible reserves in this Annual Report. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the quantities actually recovered will exceed the sum of the proved plus probable plus possible reserves. There is at least a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

The probable and possible reserves for the Sunrise project set out at page 19 of this Report use annual average pricing (see also pages 51 to 54 of this Report regarding oil and gas reserves disclosure pertaining to the use of average pricing).

Please refer to page 73 "Disclosure of Proved Oil and Gas Reserves and Other Oil and Gas Information" for further information regarding the Company's disclosure of reserve information in this Report, including proved, probable and possible reserves, and of contingent resources and discovered petroleum initially-in-place, and cautions regarding the use of the terms "boe" and "mcfge". We also use certain terms in this Report, such as "probable reserves", "possible reserves", "contingent resources" and "discovered petroleum initially-in-place", that the guidelines of the United States Securities and Exchange Commission ("SEC") strictly prohibit in filings with the SEC by U.S. oil and gas companies; please also refer to "Cautionary Note to U.S. Investors" at page 73.

This Report contains forward looking statements or information. For a description of these forward looking statements or information please refer to page 72 of this Report and also to Husky's February 18, 2009 Annual Information Form. The material assumptions, risks and other factors that could influence actual result are described in Husky's Annual Information Form and other documents with securities regulatory authorities and are incorporated herein by reference.

In this report, the terms "Husky Energy Inc.," "Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.



Husky Energy Inc.
707 Eighth Avenue S.W. Calgary, Alberta T2P 3G7
www.huskyenergy.com



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Cover Photo: The *West Hercules* drilling platform in the South China Sea. © Seadrill